Exhibit 99.4

Audited Consolidated Financial Statements as at and for the year ended December 31, 2009 and

Management’s Discussion and Analysis

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

management’s report

Management is responsible to the Board of Directors for the preparation of the Consolidated financial statements of the Company and its subsidiaries. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include some amounts based on estimates and judgements.

The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require TELUS team members (including Board members and Company employees) to maintain the highest ethical standards, and has established mechanisms for the reporting to the Audit Committee of accounting and ethics policy complaints. In addition, the Chief Compliance Officer works to ensure the Company has appropriate policies, controls and measurements in place to facilitate compliance with all legal and regulatory requirements. Annually, the Company performs an extensive risk assessment process, which includes interviews with senior management, a web-enabled risk and control assessment survey distributed to a large sample of employees, and input from the Company’s strategic planning activities. Results of this process influence the development of the internal audit program. Key enterprise-wide risks are assigned to executive owners for risk mitigation responsibility. As required by Canadian securities regulations and the United States Sarbanes-Oxley Act, the Company has an effective and efficient Sarbanes-Oxley certification enablement process. In addition to assessing disclosure controls and procedures and internal control over financial reporting, this process cascades informative certifications from the key stakeholders, which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process.

The Company has a formal policy on Corporate Disclosure and Confidentiality of Information, which sets out policies and practices including the mandate of the Disclosure Committee.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the Management’s discussion and analysis and the Consolidated financial statements, as well as other information contained in this report. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the Management’s discussion and analysis and the Consolidated financial statements contained in this report were being prepared. In addition, the Chief Executive Officer and the Chief Financial Officer have also evaluated the design and operating effectiveness of the Company’s internal control over financial reporting as explained in the following report entitled Report of Management on Internal Control over Financial Reporting.

The Board of Directors has reviewed and approved these Consolidated financial statements. To assist the Board in meeting its oversight responsibilities, it has appointed an Audit Committee, which is comprised entirely of independent directors. All the members of the committee are financially literate and the Chair of the committee has financial expertise and meets the applicable securities law requirements as a financial expert. The committee oversees the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, its creditworthiness, treasury plans and financial policy, and its whistleblower and accounting and ethics complaint procedures. The committee meets no less than quarterly and, as a standard feature of regularly scheduled meetings, holds an in-camera session with the external auditors and separately with the internal auditors without other management, including management directors, present. It oversees the work of the external auditors and approves the annual audit plan. It also receives reports on the external auditor’s internal quality control procedures and independence. Furthermore, the Audit Committee reviews: the Company’s major accounting policies including alternatives and potential key management estimates and judgements; the Company’s financial policies and compliance with such policies; the evaluation by the internal auditors of management’s internal control systems; and the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls over financial reporting. The Audit Committee also considers reports on the Company’s business continuity and disaster recovery plan; reports on financial risk management including derivative exposure and policies; tax planning, environmental, health and safety risk management, corporate social responsibility and management’s approach for safeguarding

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corporate assets; annual review of the Chair of Board of Directors, Chief Executive Officer and Executive Leadership Team expenses and their use of corporate assets; and regularly reviews material capital expenditure initiatives. The committee pre-approves all audit, audit-related and non-audit services provided to the Company by the external auditors (and its affiliates). The committee’s terms of reference are available, on request, to shareholders and at telus.com/governance.

/s/Robert G. McFarlane	/s/Darren Entwistle
Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 25, 2010	February 25, 2010

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, in accordance with the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO) and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2009. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2009.

Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, audited the Company’s Consolidated financial statements for the year ended December 31, 2009, and as stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.

/s/Robert G. McFarlane	/s/Darren Entwistle
Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 25, 2010	February 25, 2010

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report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated statements of financial position of TELUS Corporation and subsidiaries (the Company) as at December 31, 2009 and 2008, and the consolidated statements of income and other comprehensive income, changes in owners’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 25, 2010

comments by independent registered chartered accountants on Canada-United States of America reporting difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements. As described in Note 2, the Company changed its accounting for customer activation and connection fees, business combinations and non-controlling interests. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated February 25, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditor’s report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 25, 2010

4

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009, of the Company and our report dated February 25, 2010, expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes that affect the comparability of the Company’s financial statements.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 25, 2010

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consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	2009	2008
		(as adjusted — Note 2(c))
OPERATING REVENUES	$9,606	$9,653
OPERATING EXPENSES
Operations	5,925	5,815
Restructuring costs (Note 7)	190	59
Depreciation	1,341	1,384
Amortization of intangible assets	381	329
	7,837	7,587
OPERATING INCOME	1,769	2,066
Other expense, net	32	36
Financing costs (Note 8)	532	463
INCOME BEFORE INCOME TAXES	1,205	1,567
Income taxes (Note 9)	203	436
NET INCOME	1,002	1,131
OTHER COMPREHENSIVE INCOME (Note 19(b))
Change in unrealized fair value of derivatives designated as cash flow hedges	69	(26)
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	(12)	2
Change in unrealized fair value of available-for-sale financial assets	1	(2)
	58	(26)
COMPREHENSIVE INCOME	$1,060	$1,105
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$998	$1,128
Non-controlling interests	4	3
	$1,002	$1,131
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$1,056	$1,102
Non-controlling interests	4	3
	$1,060	$1,105
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 10)
— Basic	$3.14	$3.52
— Diluted	$3.14	$3.51
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE (Note 11)	$1.90	$1.825
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
— Basic	318	320
— Diluted	318	322

The accompanying notes are an integral part of these consolidated financial statements.

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consolidated statements of financial position

As at December 31 (millions)	2009	2008
		(as adjusted — Note 2(b))
ASSETS

Current Assets
Cash and temporary investments, net	$41	$4
Accounts receivable (Notes 14, 21(b))	694	966
Income and other taxes receivable	16	25
Inventories (Note 21(b))	270	397
Prepaid expenses	105	112
Derivative assets (Note 5(h))	1	10
	1,127	1,514
Non-Current Assets
Property, plant, equipment and other, net (Note 15)	7,729	7,317
Intangible assets, net (Note 16)	5,148	5,166
Goodwill, net (Note 16)	3,572	3,564
Other long-term assets (Note 21(b))	1,602	1,418
Investments	41	42
	18,092	17,507
	$19,219	$19,021

LIABILITIES AND OWNERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities (Note 21(b))	$1,385	$1,465
Income and other taxes payable	182	163
Restructuring accounts payable and accrued liabilities (Note 7)	135	51
Dividends payable	150	151
Advance billings and customer deposits (Note 21(b))	674	689
Current maturities of long-term debt (Note 18)	82	4
Current portion of derivative liabilities (Note 5(h))	62	75
Current portion of future income taxes	294	459
	2,964	3,057
Non-Current Liabilities
Long-term debt (Note 18)	6,090	6,348
Other long-term liabilities (Note 21(b))	1,271	1,295
Future income taxes	1,319	1,213
	8,680	8,856
Total Liabilities	11,644	11,913
Owners’ Equity
Common Share and Non-Voting Share equity (Note 19) (as adjusted — Note 2(c))	7,554	7,085
Non-controlling interests	21	23
	7,575	7,108
	$19,219	$19,021

Commitments and Contingent Liabilities (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

/s/Brian F. MacNeill	/s/Brian A. Canfield
Brian F. MacNeill	Brian A. Canfield
Director	Director

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consolidated statements of changes in owners’ equity

	Common Share and Non-Voting Share equity
	Equity contributed
	Share capital							Accumulated
	Common Shares		Non-Voting Shares					other		Non-
($ in millions)	Number of shares	Share capital	Number of shares	Share capital	Total	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2008	175,766,114	$2,228	148,581,171	$3,192	$5,420	$152	$1,458	$(104)	$6,926	$26	$6,952
Intangible assets transitional amount (Note 2(b))	—	—	—	—	—	—	(97)	—	(97)	—	(97)
Adjusted opening balance	175,766,114	2,228	148,581,171	3,192	5,420	152	1,361	(104)	6,829	26	6,855
Net income	—	—	—	—	—	—	1,128	—	1,128	3	1,131
Other comprehensive income	—	—	—	—	—	—	—	(26)	(26)	—	(26)
Dividends (Note 11)	—	—	—	—	—	—	(584)	—	(584)	(5)	(589)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital (Note 19(d))	(950,300)	(12)	(5,810,400)	(125)	(137)	—	(143)	—	(280)	—	(280)
Shares issued pursuant to cash exercise of share options (Note 19(c))	1,700	—	13,339	—	—	—	—	—	—	—	—
Non-Voting Shares issued pursuant to use of share option award net-equity settlement feature (Note 19(c))	—	—	47,748	2	2	(2)	—	—	—	—	—
Share option award expense recognized in period (Note 12)	—	—	—	—	—	18	—	—	18	—	18
Purchase of incremental interest in subsidiary (Note 16(f))	—	—	—	—	—	—	—	—	—	(1)	(1)
Balance as at December 31, 2008	174,817,514	$2,216	142,831,858	$3,069	$5,285	$168	$1,762	$(130)	$7,085	$23	$7,108
Balance as at January 1, 2009	174,817,514	$2,216	142,831,858	$3,069	$5,285	$168	$1,762	$(130)	$7,085	$23	$7,108
Net income	—	—	—	—	—	—	998	—	998	4	1,002
Other comprehensive income	—	—	—	—	—	—	—	58	58	—	58
Dividends (Note 11)	—	—	—	—	—	—	(601)	—	(601)	(6)	(607)
Shares issued pursuant to cash exercise of share options (Note 19(c))	1,506	—	23,984	1	1	—	—	—	1	—	1
Non-Voting Shares issued pursuant to use of share option award net-equity settlement feature (Note 19(c))	—	—	15,162	—	—	—	—	—	—	—	—
Dividend Reinvestment and Share Purchase Plan — optional cash payments (Note 11(b))	—	—	4,512	—	—	—	—	—	—	—	—
Share option award expense recognized in period (Note 12)	—	—	—	—	—	13	—	—	13	—	13
Balance as at December 31, 2009	174,819,020	$2,216	142,875,516	$3,070	$5,286	$181	$2,159	$(72)	$7,554	$21	$7,575

The accompanying notes are an integral part of these consolidated financial statements.

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consolidated statements of cash flows

Years ended December 31 (millions)	2009	2008
OPERATING ACTIVITIES
Net income (as adjusted — Note 2(c))	$1,002	$1,131
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,722	1,713
Future income taxes	(83)	161
Share-based compensation (Note 12(a))	(8)	5
Net employee defined benefit plans expense	20	(102)
Employer contributions to employee defined benefit plans	(180)	(104)
Restructuring costs, net of cash payments (Note 7)	84	16
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	8	—
Net change in non-cash working capital (Note 21(c))	339	(1)
Cash provided by operating activities	2,904	2,819
INVESTING ACTIVITIES
Capital expenditures excluding advanced wireless services spectrum licences (Notes 6, 15, 16)	(2,103)	(1,859)
Payment for advanced wireless services spectrum licences (Note 6)	—	(882)
Acquisitions (Note 16)	(26)	(696)
Proceeds from the sale of property and other assets	—	13
Other	1	(9)
Cash used by investing activities	(2,128)	(3,433)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	1	—
Dividends to holders of Common Shares and Non-Voting Shares (Note 11(a))	(602)	(433)
Purchase of Common Shares and Non-Voting Shares for cancellation (Note 19(d))	—	(280)
Long-term debt issued (Notes 18, 21(c))	9,112	12,983
Redemptions and repayment of long-term debt (Notes 18, 21(c))	(9,244)	(11,667)
Dividends paid by a subsidiary to non-controlling interests	(6)	(5)
Cash provided (used) by financing activities	(739)	598
CASH POSITION
Increase (decrease) in cash and temporary investments, net	37	(16)
Cash and temporary investments, net, beginning of period	4	20
Cash and temporary investments, net, end of period	$41	$4
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid) (Note 21(c))	$(567)	$(457)
Interest received	$54	$3
Income taxes (inclusive of Investment Tax Credits (Note 9)) (paid) received, net	$(266)	$(10)

The accompanying notes are an integral part of these consolidated financial statements.

9

notes to consolidated financial statements

DECEMBER 31, 2009

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for Common Shares and Non-Voting Shares of BCT. Subsequently on January 31, 1999, BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.

Notes to consolidated financial statements		Page	Description
General application
1.	Summary of significant accounting policies	11	Summary review of accounting principles and the methods used in their application by the Company
2.	Accounting policy developments	18	Summary review of generally accepted accounting principle developments that do, will, or may, affect the Company
3.	Capital structure financial policies	20	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4.	Regulation of rates charged to customers	22	Summary review of rate regulation impacts on Company operations and revenues
5.	Financial instruments	24	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
6.	Segmented information	31	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision-maker
7.	Restructuring costs	32	Summary continuity schedule and review of restructuring costs
8.	Financing costs	32	Summary schedule of items comprising financing costs by nature
9.	Income taxes	33	Summary reconciliations of statutory rate income tax expense to provision for income taxes and analyses of future income tax liability
10.	Per share amounts	34	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
11.	Dividends per share	34	Summary schedule of dividends declared
12.	Share-based compensation	35	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
13.	Employee future benefits	38	Summary and review of employee future benefits and related disclosures
Consolidated financial position focused
14.	Accounts receivable	44	Summary schedule and review of arm’s-length securitization trust transactions and related disclosures
15.	Property, plant, equipment and other	46	Summary schedule of items comprising property, plant, equipment and other
16.	Intangible assets and goodwill	47	Summary schedule of intangible assets, including goodwill and review of reported fiscal year acquisitions from which goodwill arose
17.	Short-term obligations	50	Summary review of bilateral bank facilities

10

notes to consolidated financial statements

Notes to consolidated financial statements		Page	Description
Consolidated financial position focused (continued)
18.	Long-term debt	51	Summary schedule of long-term debt and related disclosures
19.	Common Share and Non-Voting Share equity	53

Summary schedules and review of Common Share and Non-Voting Share equity items including details of other comprehensive income, accumulated other comprehensive income and share option price stratification summaries

20.	Commitments and contingent liabilities	56	Summary review of contingent liabilities, lease obligations, guarantees, claims and lawsuits
Other
21.	Additional financial information	59	Summary schedules of items comprising certain primary financial statement line items
22.	Differences between Canadian and United States generally accepted accounting principles	60	Summary schedules and review of differences between Canadian and United States generally accepted accounting principles as they apply to the Company

1                  summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are expressed in Canadian dollars.

Subsequent events have been evaluated through February 25, 2010, the date which these consolidated financial statements were issued by electronically filing them with the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR).

The terms TELUS or Company are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

(a)          Consolidation

The consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc.  Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TELUS Communications Inc. includes substantially all of the Company’s Wireline segment’s operations and all of the Wireless segment’s operations.

The financing arrangements of the Company and all of its subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, TELUS Corporation reviews its corporate organization and effects changes as appropriate so as to enhance its value. This process can, and does, affect which of the Company’s subsidiaries are considered principal subsidiaries at any particular point in time.

(b)          Use of estimates and judgements

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgements that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant estimates and assumptions include:

•      the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization;

•      the allowance for doubtful accounts;

•      the allowance for inventory obsolescence;

•      the estimated useful lives of assets;

•      the recoverability of tangible assets;

•      the recoverability of intangible assets with indefinite lives;

•      the recoverability of long-term investments;

•      the recoverability of goodwill;

11

notes to consolidated financial statements

•      the amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits;

•      the accruals for Canadian Radio-television and Telecommunications Commission (CRTC) deferral account liabilities; and

•      certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

Examples of significant judgements, apart from those involving estimation, include:

•      The Company’s view that substantially all the risks and rewards of ownership of accounts receivable sold to an arm’s-length securitization trust, as discussed further in Note 14, are transferred to the trust.

•      The Company’s choice to depreciate and amortize its property, plant, equipment and intangible assets subject to amortization on a straight-line basis as it believes that this method better reflects the consumption of resources related to the economic lifespan of those assets than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

(c)          Revenue recognition

The Company earns the majority of its revenue (voice local, voice long distance, data (including data and information technology managed services) and wireless network) from access to, and usage of, the Company’s telecommunications infrastructure. The majority of the balance of the Company’s revenue (other and wireless equipment) arises from providing products and services facilitating access to, and usage of, the Company’s telecommunications infrastructure.

The Company offers complete and integrated solutions to meet its customers’ needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units based upon their relative fair values and then the Company’s relevant revenue recognition policies are applied to the accounting units.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, they are reviewed as a group to ensure that, similar to multiple element arrangements, relative fair values are appropriate.

The Company’s revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.

When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Voice local, voice long distance, data and wireless network: The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon usage of the Company’s network and facilities and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

The Company follows the liability method of accounting for its quality of service rate rebate amounts that arise from the jurisdiction of the CRTC.

The CRTC has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost serving areas. The CRTC has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in high cost serving areas, as further discussed in Note 4(c). Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment: The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

Non-high cost serving area deferral account: On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that affected the Company’s wireline revenues initially for the four-year periods beginning June 1, 2002, and August 1, 2002, respectively; subsequently the pronouncements were extended by one year. In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

12

notes to consolidated financial statements

The deferral account arises from the CRTC requiring the Company to defer the statement of income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. The revenue deferral was based on the rate of inflation (as measured by a chain-weighted Gross Domestic Product Price Index), less a productivity offset, and other exogenous factors that were associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs in qualifying non-high cost serving areas, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43) and/or rebates to customers. The deferral account balance also reflects an interest expense component based on the Company’s applicable short-term cost of borrowing.

The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account, as further discussed in Note 20(a) and quantified in Note 21(b). This also resulted in the Company continuing to record incremental liability amounts, subject to reductions for the mitigating activities, during the Decisions’ initial four-year periods. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, substantially all statement of income and other comprehensive income effects of the deferral account are recorded through operating revenues.

(d)          Cost of acquisition and advertising costs

Costs of acquiring customers, which include the total cost of hardware subsidies, commissions, advertising and promotion related to the initial customer acquisition, are expensed as incurred and are included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Operations expense. Costs of advertising production, airtime and space are expensed as incurred.

(e)          Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for capitalization. Capitalized development costs are amortized over the life of the commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(f)            Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful life as determined by a continuing program of studies. Depreciation includes amortization of assets under capital leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate. The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment provision (measured at the amount by which the carrying values of the assets exceed their fair values) would be recorded.

Estimated useful lives for the majority of the Company’s property, plant, equipment and other subject to depreciation are as follows:

Estimated useful lives(1)
Network assets
Outside plant	17 to 40 years
Inside plant	5 to 15 years
Wireless site equipment	6.5 to 8 years
Balance of depreciable property, plant, equipment and other	4 to 20 years

(1)          The composite depreciation rate for the year ended December 31, 2009, was 5.4% (2008 — 5.8%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. A result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use.

13

notes to consolidated financial statements

Estimated useful lives for the majority of the Company’s intangible assets subject to amortization are as follows:

Estimated useful lives
Subscriber base
Wireline	40 years
Wireless	7 years
Software	3 to 5 years
Access to rights-of-way and other	8 to 30 years

The carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment using a two-step impairment test. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amounts arose from the December 2009 and December 2008 annual tests. The test is applied to each of the Company’s two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants (CICA) Handbook section for intangible assets and goodwill): Wireline and Wireless.

The Company assesses its goodwill by applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units. Consistent with current industry-specific valuation methods, a combination of the discounted cash flow approach, the market comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of the Company’s reporting units.

(g)         Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date with any resulting gain or loss being included in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in Note 1(i).

The Company has minor foreign subsidiaries that are considered to be self-sustaining. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiaries’ accounts into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 19(b).

(h)         Financial instruments — recognition and measurement

In respect of the recognition and measurement of financial instruments, the Company has adopted the following policies:

Financial instrument	Classified as available-for-sale or held as part of a cash flow hedging relationship(1)	Classified as held for trading(1) (2)	Company’s reason for classification selection
• Short-term marketable security investments(3)		X	• The Company has selected this method as it better reflects management’s investment intentions
• Long-term investments not subject to significant influence of the Company(3)	X		• The Company has selected classification as available-for-sale as it better reflects management’s investment intentions
• Stand-alone derivatives which are a part of an established and documented cash flow hedging relationship	X		• The Company believes that classification as held for hedging results in a better matching of the change in the fair value with the risk exposure being hedged

(1)          The distinction between classification as available-for-sale (or held as part of a cash flow hedging relationship) or held for trading is that unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging, are included in other comprehensive income and unrealized changes in the fair values of financial instruments classified as held for trading are included in net income.

(2)          Certain financial instruments that are not required to be classified as held for trading may be classified as held for trading if the Company so chooses.

(3)          In respect of investments in securities for which the fair values can be reliably measured, the Company determines the classification on an instrument-by-instrument basis at time of initial recognition.

•      Accounts receivable that are available-for-sale to an arm’s-length securitization trust are accounted for as loans and receivables. The Company has selected this method as the benefits that would have been expected to arise from using the available-for-sale method were not expected to exceed the costs of selecting and implementing that method.

14

notes to consolidated financial statements

•      Regular-way purchases or sales (those which require actual delivery of financial assets or financial liabilities) are recognized on the trade date. The Company has selected this method as it is consistent with the mandatory trade-date accounting required for derivative instruments.

•      Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

•      In respect of hedges of anticipated transactions, which in the Company’s specific instance currently relates to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

(i)            Hedge accounting

General: The Company applies hedge accounting to the financial instruments used to:

•      establish designated currency hedging relationships for its U.S. dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity), as set out in Note 5 and further discussed in Note 18(b);

•      establish designated currency hedging relationships for certain U.S. dollar denominated future purchase commitments, as set out in Note 5; and

•      fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 5 and further discussed in Note 12(c).

Hedge accounting: The purpose of hedge accounting, in respect of the Company’s designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that the Company has taken steps to modify (the hedged items). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 5(i), any ineffectiveness, such as from a difference between the notional amount of the hedging item and the principal of the hedged item, or if a previously effective designated hedging relationship becomes ineffective, is reflected in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs if in respect of long-term debt and as Operations expense if in respect of U.S. dollar denominated future purchase commitments or share-based compensation.

Hedging assets and liabilities: In the application of hedge accounting, an amount (the hedge value) is recorded on the Consolidated Statements of Financial Position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amount necessary to reflect the fair value of the designated cash flow hedging items on the Consolidated Statements of Financial Position is effectively recognized as a component of other comprehensive income, as set out in Note 19(b).

In the application of hedge accounting to U.S. dollar denominated long-term debt future cash outflows, the amount recognized in the determination of net income is the amount that counterbalances the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the statement of financial position date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of the Company’s Non-Voting Shares at the statement of financial position date and the price of the Company’s Non-Voting Shares in the hedging items.

(j)            Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of future income tax assets and liabilities are based upon the expected timing of the

15

notes to consolidated financial statements

reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognizes the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. The Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of Financing costs.

The Company’s research and development activities may be eligible to earn Investment Tax Credits; the determination of eligibility is a complex matter. The Company only recognizes the Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of the Company’s research and development activities will result in the Investment Tax Credits being received. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(k)        Share-based compensation

For share option awards granted after 2001, a fair value is determined for share option awards at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized fair values of the exercised share option awards.

Share option awards which have a net-equity settlement feature, as set out in Note 12(b), and which do not also have a net-cash settlement feature, are accounted for as equity instruments. The Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature so as to align with the accounting treatment afforded to the associated share option awards.

Share option awards which have a net-cash settlement feature, as set out in Note 12(b), are accounted for as liability instruments. If share option awards which have the net-cash settlement feature and which were granted subsequent to 2001 are settled using other than the net-cash settlement feature, they would revert to being accounted for as equity instruments.

In respect of restricted stock units, as set out in Note 12(c), the Company accrues a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in Note 1(i)). The expense for restricted stock units that do not ultimately vest is reversed against the expense that had been previously recorded in their respect.

When share-based compensation vests in one amount at a future point in time (cliff vesting), the expense is recognized by the Company in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), the expense is recognized by the Company in the Consolidated Statements of Income and Other Comprehensive Income using the accelerated expense attribution method.

(l)            Employee future benefit plans

The Company accrues for its obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of the plan assets is amortized over the expected average remaining service period of active employees of the plan, as are past service costs and transitional assets and liabilities.

The Company uses defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan that cover certain of the Company’s employees.

(m)      Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability on the statement of financial position when the amount of the cheques written but not cleared by the bank exceeds the amount of the cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on the Company’s bilateral bank facilities, which revolve daily and are discussed further in Note 17.

16

notes to consolidated financial statements

(n)         Sales of receivables

Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net. The amount of gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management’s best estimates of the key assumptions (credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved).

(o)          Inventories

The Company’s inventory consists primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Previous write-downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories. See Note 21(b).

(p)          Property, plant, equipment and other; intangible assets

General: Property, plant, equipment and other and intangible assets are recorded at historical cost and, with respect to self-constructed property, plant, equipment and other, include materials, direct labour and applicable overhead costs. With respect to internally developed, internal-use software, recorded historical costs include materials, direct labour and direct labour-related costs. Where property, plant, equipment and other construction projects exceed $50 million and are of a sufficiently long duration (generally, longer than twelve months), an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on the Company’s one-year cost of borrowing.

When property, plant and/or equipment are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net.

Asset retirement obligations: Liabilities are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion is included in determining the results of operations.

(q)          Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2009, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings, were $237 million (2008 — $225 million). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 21(b).

(r)          Investments

The Company accounts for its investments in companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and reduced by dividends received. The excess of the cost of equity investments over the underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

The Company accounts for its other investments as available-for-sale at their fair values unless the investment securities do not have quoted market prices in an active market, in which case the Company uses the cost basis of accounting whereby investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable. The cost of investments sold or amounts reclassified out of other comprehensive income into earnings are determined on a specific identification basis.

17

notes to consolidated financial statements

Unless there is an other than temporary decline in the value of an available-for-sale investment, carrying values for available-for-sale investments are adjusted to estimated fair values with such adjustment being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of other comprehensive income. When there is an other than temporary decline in the value of the investment, the carrying values of investments accounted for using the equity, available-for-sale and cost methods are reduced to estimated fair values with such reduction being included in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net.

(s)          Comparative amounts

Certain of the comparative amounts have been reclassified to conform to the presentation adopted currently.

2                  accounting policy developments

(a)          Convergence with International Financial Reporting Standards as issued by the International Accounting Standards Board

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date which the Company has selected for adoption.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB. As illustrated in Note 2(b)-(c), the first convergence method may, or will, result in the Company either having the option to, or being required to, effectively, changeover certain accounting policies to IFRS-IASB prior to 2011.

The International Accounting Standards Board’s work plan currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result IFRS-IASB as at the transition date is expected to differ from its current form.

(b)          Goodwill and intangible assets

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for goodwill and intangible assets and research and development costs were replaced with new recommendations (CICA Handbook Section 3064).

Commencing with the Company’s 2009 fiscal year, the new recommendations of the CICA for goodwill and intangible assets apply to the Company. This change in accounting policy has been made in accordance with the transitional provisions of the new recommendations.

The new recommendations provide extensive guidance on when expenditures qualify for recognition as intangible assets.  Prior to the Company’s 2009 fiscal year, upfront wireline customer activation and connection fees, along with the corresponding direct costs not in excess of revenues, were deferred and recognized by the Company over the average expected term of the customer relationship; the impact of the new recommendations on the Company is that these costs do not qualify for recognition as intangible assets.

The effects of the application of this new standard on the Company’s Consolidated Statements of Income and Other Comprehensive Income for the year ended December 31, 2009, were as follows:

Year ended December 31, 2009 (millions except per share amounts)	Excluding effect of application of HB 3064	Effect of application of HB 3064	As currently reported
Operating expenses
Operations	$5,944	$(19)	$5,925
Income taxes	$198	$5	$203
Net income per Common Share and Non-Voting Share
- Basic	$3.10	$0.04	$3.14
- Diluted	$3.10	$0.04	$3.14

18

notes to consolidated financial statements

Due to the nature of these costs and the periods of time over which they have been deferred and recognized, the Company’s results of operations for the comparative periods currently presented are not materially affected by these new recommendations.

The effects of the application of this new standard on the Company’s Consolidated Statements of Financial Position as at December 31, 2009 and 2008, were as follows:

	2009			2008
As at December 31 (millions)	Excluding effect of application of HB 3064	Effect of application of HB 3064	As currently reported	As previously reported	Effect of application of HB 3064	As currently reported
Current Assets
Prepaid expenses and other	$145	$(40)	$105	$156	$(44)	$112
Other Assets
Other long-term assets	$1,682	(80)	$1,602	$1,513	(95)	$1,418
		$(120)			$(139)
Future income taxes	$1,356	$(37)	$1,319	$1,255	$(42)	$1,213
Owners’ Equity
Common Share and Non-Voting Share equity
Retained earnings	$2,242	(83)	$2,159	$1,859	(97)	$1,762
		$(120)			$(139)

(c)          Business combinations and non-controlling interests

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for business combinations and consolidated financial statements were replaced with new recommendations for business combinations (CICA Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602).

Effective January 1, 2009, the Company early adopted the new recommendations and did so in accordance with the transitional provisions; the Company would otherwise have been required to adopt the new recommendations effective January 1, 2011.

Generally, the new recommendations result in measuring business acquisitions at the fair value of the acquired business and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording fair values attributable to non-controlling interests). Unlike the corresponding new U.S. GAAP (see Note 22(g)) which requires the recognition of the fair value of goodwill attributable to non-controlling interests, both the new Canadian GAAP recommendations and IFRS-IASB allow the choice of whether or not to recognize the fair value of goodwill attributable to non-controlling interests on an acquisition-by-acquisition basis.

Measuring business acquisitions at fair value will, among other things, result in:

•      acquisition costs being expensed;

•      acquisition-created restructuring costs being expensed;

•      contingent consideration, which is accounted for as a financial liability, being measured at fair value at the time of the acquisition with subsequent changes in its fair value being included in determining the results of operations; and

•      changes in non-controlling ownership interests subsequent to the parent company’s acquisition of control, and not resulting in the parent company’s loss of control, being accounted for as capital transactions.

Whether the Company will be materially affected by the new recommendations will depend upon the specific facts of a business combination occurring subsequent to January 1, 2009. The Company’s consolidated financial statements will, however, be subject to a small number of retrospectively applied non-controlling interest-related presentation and disclosure changes:

•      the Consolidated Statements of Financial Position now recognize non-controlling interest as a separate component of owners’ equity; and

•      the Consolidated Statements of Income and Other Comprehensive Income now present the attribution of net income and other comprehensive income between the Company’s shareholders and non-controlling interests rather than reflecting the non-controlling interest in the results of operations as a deduction in arriving at net income and other comprehensive income.

19

notes to consolidated financial statements

The effects of the application of these new standards on the Company’s Consolidated Statements of Income and Other Comprehensive Income for the years ended December 31, 2009 and 2008, were as follows:

	2009		2008
Years ended December 31 (millions except per share amounts)	Excluding effect of application of HB 1582, HB 1601 and HB 1602	As currently reported	As previously reported	As currently reported
Operating revenues	$9,606	$9,606	$9,653	$9,653
Operating expenses	7,837	7,837	7,587	7,587
Operating income	1,769	1,769	2,066	2,066
Other expense, net	32	32	36	36
Financing costs	532	532	463	463
Income before income taxes (and non-controlling interests)(1)	1,205	1,205	1,567	1,567
Income taxes(2)	237	203	436	436
(Non-controlling interests)(1)	4	N/A	3	N/A
Net income (and Common Share and Non-Voting Share Income)(1)	964	1,002	1,128	1,131
Other Comprehensive Income	58	58	(26)	(26)
Comprehensive Income	$1,022	$1,060	$1,102	$1,105
Net income attributable to:
Common Shares and Non-Voting Shares		$998		$1,128
Non-controlling interests		4		3
		$1,002		$1,131
Total comprehensive income attributable to:
Common Shares and Non-Voting Shares		$1,056		$1,102
Non-controlling interests		4		3
		$1,060		$1,105
Net income per Common Share and Non-Voting Share
- Basic	$3.04	$3.14	$3.52	$3.52
- Diluted	$3.03	$3.14	$3.51	$3.51

(1)          Captioning in parentheses has been deleted post-adoption.

(2)          The transitional rules of the new Canadian standards require that a change in recognized acquired future income tax assets, unless the change arose during the business combination measurement period, arising from business combinations occurring prior to the Company’s date of adoption of the new standards be recorded through the provision for income taxes.

During 2009, a change in recognized acquired future income tax assets resulted in a decrease in the future income tax liability and the offsetting amount has been recorded as a reduction of the income tax provision due to the application of the new standards; prior to the adoption of the new standards, the unamortized balance of goodwill arising from the acquisition would have been reduced.

3                  capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner which balances the interests of equity and debt holders.

In the management of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

The Company monitors capital on a number of bases, including: net debt to Earnings Before Interest, Taxes, Depreciation and Amortization — excluding restructuring costs (EBITDA — excluding restructuring costs); and dividend payout ratio of sustainable net earnings.

Net debt to EBITDA — excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA — excluding restructuring costs. Net debt is a measure that does not have any standardized meaning

20

notes to consolidated financial statements

prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of net debt is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants. The calculation of EBITDA — excluding restructuring costs is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of EBITDA — excluding restructuring costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities.

Dividend payout ratio of sustainable net earnings is calculated as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the twelve-month trailing period excluding income tax-related adjustments and the ongoing statement of income and other comprehensive income impacts of the share options with the net-cash settlement feature, which are discussed further in Note 12(b); the dividend payout ratio does not adjust for tax-related adjustments and the ongoing statement of income and other comprehensive income impacts of the share options with the net-cash settlement feature.

During 2009, the Company’s strategy, which was unchanged from 2008, was to maintain the financial policies and guidelines set out in the following schedule. The Company believes that these financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or twelve-month periods ended, December 31 ($ in millions)	Policies and guidelines	2009	2008
Components of debt and coverage ratios
Net debt(1)		$7,312	$7,286
EBITDA — excluding restructuring costs(2)		$3,681	$3,838
Net interest cost(3)		$532	$463
Debt ratio
Net debt to EBITDA — excluding restructuring costs	1.5 – 2.0	2.0	1.9
Coverage ratios
Interest coverage on long-term debt(4)		3.1	4.3
EBITDA — excluding restructuring costs interest coverage(5)		6.9	8.3
Other measure
Dividend payout ratio of sustainable net earnings	45 – 55%	67%	56%
Dividend payout ratio		61%	54%

(1)          Net debt is calculated as follows:

	2009	2008
Long-term debt (Note 18)	$6,172	$6,352
Debt issuance costs netted against long-term debt	30	28
Derivative liabilities, net	721	778
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(70)	(168)
Cash and temporary investments, net	(41)	(4)
Cumulative proceeds from accounts receivable securitization (Note 14)	500	300
Net debt	$7,312	$7,286

(2)          EBITDA — excluding restructuring costs is calculated as follows:

	2009	2008
EBITDA (Note 6)	$3,491	$3,779
Restructuring costs (Note 7)	190	59
EBITDA — excluding restructuring costs	$3,681	$3,838

(3)          Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt, if any, are included in net interest cost).

(4)          Interest coverage on long-term debt is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt, if any).

(5)          EBITDA — excluding restructuring costs interest coverage is defined as EBITDA — excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

21

notes to consolidated financial statements

(6)          Sustainable net earnings per Common Share and Non-Voting Share is calculated as follows:

	2009	2008
Net income attributable to Common Shares and Non-Voting Shares	$998	$1,128
Income tax-related adjustments	(174)	(49)
Impacts of share options with the net-cash settlement feature, net of income taxes	1	—
Loss on redemption of long-term debt, net of income taxes	69	—
Sustainable net earnings	$894	$1,079
Sustainable net earnings per Common Share and Non-Voting Share - basic	$2.81	$3.37

The net debt to EBITDA — excluding restructuring costs ratio increased primarily due to lower EBITDA — excluding restructuring costs. The interest coverage on long-term debt ratio was 3.1 times in 2009, down from 4.3 times one year earlier. An increase in long-term debt interest expense, including losses on long-term debt redemption (see Note 8), decreased the ratio by 0.7, and lower income before income taxes and long-term debt interest expense decreased the ratio by 0.5. The EBITDA — excluding restructuring costs interest coverage ratio for 2009 was 6.9 times, down from 8.3 times in 2008, due mainly to the losses on long-term debt redemption and lower EBITDA — excluding restructuring costs, partly offset by increased interest income. This ratio, adjusted to exclude the loss on redemption of long-term debt, was 8.5 times in 2009.

4                  regulation of rates charged to customers

(a)          General

The provision of telecommunications services by the Company through TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership is subject to regulation under provisions of the Telecommunications Act. The regulatory authority designated to implement the Telecommunications Act is the CRTC, which is established pursuant to the terms of the Canadian Radio-television and Telecommunications Act.

Pursuant to Part III of the Telecommunications Act, the CRTC may forbear, conditionally or unconditionally, from regulating the rates for certain telecommunications services, or certain classes of telecommunications service providers, where the CRTC finds that the service or class of service provided by the telecommunications service provider is subject to competition sufficient to protect the interests of customers. TELUS Communications Company partnership has, for example, been granted forbearance from regulation in relation to its entire portfolio of wireless and paging services. In the latter half of 2007, TELUS Communications Company partnership was granted forbearance in relation to the setting of rates for a number of its wireline telecommunications services that are currently provided within 96 residential and 47 business exchanges where it was determined that there was significant competition for such services to protect the interests of customers. Previously forborne services, including interexchange voice services, wide area network services and retail Internet services, remain forborne. TELUS Communications Company partnership also operates as a forborne telecommunications service provider when it provides telecommunications services (primarily business local exchange service) outside of its traditional incumbent serving territory (Alberta, British Columbia and parts of Quebec) and, as such, all of its services are not subject to rate regulation.

The fact that a portion of the Company’s operations remain subject to rate regulation does not result in the Company selecting accounting policies that would differ from generally accepted accounting principles.

Less than one-quarter of the Company’s revenues are from Wireline segment regulated services and subject to CRTC price regulation; none of the Company’s Wireless segment revenues are currently subject to CRTC regulation.

22

notes to consolidated financial statements

The major categories of telecommunications services provided by TELUS Communications Company partnership that are subject to rate regulation or have been forborne from rate regulation are as follows:

Regulated services	Forborne services (not subject to rate regulation)

• Residential wireline local services in incumbent local exchange carrier regions in non- forborne exchanges	• Residential wireline services in incumbent local exchange carrier regions in forborne exchanges(1)
• Business wireline local services in incumbent local exchange carrier regions in non- forborne exchanges	• Business wireline services in incumbent local exchange carrier regions in forborne exchanges(2)
• Competitor services	• Non-incumbent local exchange carrier services
• Public telephone services	• Long distance services
• Miscellaneous other revenue	• Internet services
• International telecommunications services
• Interexchange private line services(3)
• Certain data services
• Cellular, enhanced specialized mobile radio digital (ESMR digital) and personal communications services digital (PCS digital)
• Other wireless services, including paging
• Sale of customer premises equipment (CPE)

(1)          Forborne on exchanges where two or more competitors, including wireless service providers, are offering or providing similar services.

(2)          Forborne on exchanges where one or more competitors, including wireless service providers, are offering or providing similar services.

(3)          Forborne on routes where one or more competitors are offering or providing services at DS-3 or greater bandwidth.

(b)          Price caps form of regulation

The CRTC has adopted a form of price cap regulation as the means by which it regulates the prices for the Company’s telecommunications rate regulated services. A four-year price regulation regime commenced on June 1, 2002, with the issuance of the CRTC’s Decision 2002-34; on December 16, 2005, the CRTC issued Decision 2005-69 that extended that price cap regime, without changes, for a period of one year to May 31, 2007. The CRTC conducted a review of the existing price cap regulation, which included an oral hearing, with the CRTC issuing its decision in this matter on April 30, 2007. The decision was consistent with the Company’s current accounting policies.

Rate-setting methodology: Under the prospective price regulation framework, services are separated into seven service categories, or baskets, for those exchanges which continue to be regulated. Price constraints within the individual baskets are outlined in the following table.

Capped and non-forborne basket	Price cap constraint	Overriding maximum annual increase
Residential wireline services in incumbent local exchange carrier regions
In non-high cost serving areas	Capped at existing rates	0%
In high cost serving areas	Increase by lesser of inflation(1) or 5%	5%
Business wireline services in incumbent local exchange carrier regions	Increase annually by inflation(1)	10%
Other capped services	Increase annually by inflation(1)	10%
Competitor services	Inflation(1) less 3.2% productivity offset	0%
Public telephone services	One-time $0.50 increase	N/A
Services with frozen rates (e.g. 9-1-1 service)	Capped at existing rates	0%

(1)   As measured by chain-weighted Gross Domestic Product Price Index.

Primary exchange rates for forborne services/exchanges are capped at existing rates.

(c)          Other non-price cap regulation

Other: The CRTC has adopted an imputation test filing requirement to set floor prices for rate regulated services. The imputation test filing requirements ensure that the incumbent telephone companies do not reduce rates for services below their costs in an effort to thwart competitive entry or engage in predatory pricing to drive out existing competitors.

Unbundling of essential facilities:  In an effort to foster facilities-based competition in the provision of telecommunications services, the CRTC has mandated that certain essential or near-essential facilities be made available to competitors at rates based on their incremental costs plus an approved mark-up. The CRTC has defined essential facilities as facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors (which include central office codes, subscriber listings and certain local loops in high cost serving areas). The incumbent local exchange carriers must provide certain non-essential facilities, which the CRTC deems to be near-essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were essential facilities. This obligation on the part of the incumbent local

23

notes to consolidated financial statements

exchange carriers will continue until the market for near-essential loops and transiting arrangements is competitive. The CRTC conducted an oral hearing on this in the fourth quarter of 2007 and issued its decision in this matter on March 3, 2008. The decision did not impact the treatment of the regulated rates.

Voice contribution expense and portable subsidy revenue: Local exchange carriers’ costs of providing the level of basic residential services that the CRTC requires to be provided in high cost serving areas are more than the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC collects contribution payments, in a central fund, from all Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in high cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate, as further discussed in Note 1(c). The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their telecommunications service revenue (as defined in CRTC Decision 2000-745 and Telecom Order CRTC 2001-220). The final contribution expense rate for 2009 is 0.81% and the interim rate for 2010 has been similarly set at 0.81%. The Company’s contributions to the central fund, $50 million for the year ended December 31, 2009 (2008 — $52 million), are accounted for as an operations expense and the portable subsidy receipts, $51 million for the year ended December 31, 2009 (2008 — $58 million), are accounted for as local revenue.

5                 financial instruments

(a)          Risks — overview

The Company’s financial instruments and the nature of risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Cash and temporary investments	X		X	X
Accounts receivable	X		X
Accounts payable		X	X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Foreign exchange derivatives(1)	X	X	X
Share-based compensation derivatives(1)	X	X			X
Cross currency interest rate swap derivatives(1)	X	X	X	X

(1)         Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(b)          Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c)), the best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at December 31 (millions)	2009	2008
Cash and temporary investments, net	$41	$4
Accounts receivable	694	966
Derivative assets	1	10
	$736	$980

24

notes to consolidated financial statements

Cash and temporary investments: Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable: Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations.

The following table presents an analysis of the age of customer accounts receivable not allowed for as at the dates of the Consolidated Statements of Financial Position. As at December 31, 2009, the weighted average life of customer accounts receivable is 35 days (2008 — 28 days) and the weighted average life of past-due customer accounts receivable is 72 days (2008 — 64 days). No interest is charged on customer accounts which are current. Thereafter, interest is charged at a market rate on outstanding balances.

As at December 31 (millions)	2009	2008
Customer accounts receivable net of allowance for doubtful accounts
Current	$321	$555
30-60 days past billing date	86	121
61-90 days past billing date	23	47
Greater than 90 days past billing date	67	43
	$497	$766
Customer accounts receivable (Note 21(b))	$556	$843
Allowance for doubtful accounts	(59)	(77)
	$497	$766

The Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The provision for doubtful accounts is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically-derived allowance basis for the remainder. No customer accounts receivable are written off directly to the provision for doubtful accounts.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

Years ended December 31 (millions)	2009	2008
Balance, beginning of period	$77	$63
Additions (provision for doubtful accounts)	80	71
Net use	(98)	(57)
Balance, end of period	$59	$77

Aside from the normal customer accounts receivable credit risk associated with its retained interest, the Company has no continuing exposure to credit risk associated with its trade receivables which are sold to an arm’s-length securitization trust, as discussed further in Note 14.

Derivative assets (and derivative liabilities): Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit-risk-related contingent features.

(c)          Liquidity risk

As a component of the Company’s capital structure financial policies, discussed further in Note 3, the Company manages liquidity risk by maintaining a daily cash pooling process which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities. As disclosed in Note 18(g), the Company has significant debt maturities

25

notes to consolidated financial statements

in future years. As at December 31, 2009, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $3 billion (2008 — access to a shelf prospectus, in effect until September 2009, pursuant to which it could offer $2.5 billion) of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

The Company closely matches the derivative financial liability contractual maturities with those of the risk exposures that they are being used to manage.

The Company’s undiscounted financial liability expected maturities do not differ significantly from the contractual maturities. The Company’s undiscounted financial liability contractual maturities, which include interest thereon (where applicable), are as set out in the following tables:

	Non-derivative			Derivative
	Non- interest	Long-term debt (see Note 18)				Other financial liabilities
As at December 31,	bearing financial	All except capital	Capital	Currency swaps amounts to be exchanged(2)			Currency swaps amounts to be exchanged
2009 (millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2010
First quarter	$1,023	$35	$1	$—	$—	$51	$(75)	$77	$1,112
Balance of year	309	420	1	(113)	175	9	(95)	95	801
2011	—	1,728	1	(1,473)	2,152	—	—	—	2,408
2012	—	1,014	—	—	—	—	—	—	1,014
2013	—	532	—	—	—	—	—	—	532
2014	—	907	—	—	—	—	—	—	907
Thereafter	1	3,813	—	—	—	—	—	—	3,814
Total	$1,333	$8,449	$3	$(1,586)	$2,327	$60	$(170)	$172	$10,588
		Total (see Note 18(g))			$9,193

(1)          Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2009.

(2)          The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at December 31, 2009. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements (see Note 18(b)).

	Non-derivative			Derivative
	Non- interest	Long-term debt				Other financial liabilities
As at December 31,	bearing financial	All except capital	Capital	Currency swaps amounts to be exchanged(2)			Currency swaps amounts to be exchanged
2008 (millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2009
First quarter	$1,093	$44	$1	$—	$—	$62	$(119)	$110	$1,191
Balance of year	239	356	2	(187)	250	13	(117)	116	672
2010	15	477	2	(187)	250	8	—	—	565
2011	2	2,641	1	(2,439)	3,077	—	—	—	3,282
2012	—	1,891	—	—	—	—	—	—	1,891
2013	—	447	—	—	—	—	—	—	447
Thereafter	1	2,699	—	—	—	—	—	—	2,700
Total	$1,350	$8,555	$6	$(2,813)	$3,577	$83	$(236)	$226	$10,748
		Total			$9,325

(1)          Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facility have been calculated based upon the rates in effect as at December 31, 2008.

(2)          The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at December 31, 2008. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements (see Note 18(b)).

(d)          Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

26

notes to consolidated financial statements

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payment at maturity.

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities (Note 18(d)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, the related future cash flows do not change due to changes in market interest rates.

(f)            Other price risk

Short-term investments:  If the balance of short-term investments includes equity instruments, the Company would be exposed to equity price risks.

Long-term investments: The Company is exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives: The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options (Note 12(b)) and fix the Company’s cost associated with its restricted stock units (Note 12(c)).

(g)         Market risk

Net income and other comprehensive income for the years ended December 31, 2009 and 2008, could have varied if the Canadian dollar: U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk at the reporting date has been determined based upon the hypothetical change taking place at the statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of the Company’s exposure to interest rate risk at the reporting date has been determined based upon the hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal and notional amounts have been used in the calculations.

The sensitivity analysis of the Company’s exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon the hypothetical change taking place at the relevant statement of financial position date. The relevant statement of financial position date notional number of shares, including those in the cash-settled equity swap agreements, has been used in the calculations.

27

notes to consolidated financial statements

The income tax provisions, which are reflected net in the sensitivity analysis, reflect the applicable basic blended federal and provincial statutory income tax rates for the reporting periods.

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
($ increase (decrease) in millions)	2009	2008	2009	2008	2009	2008
Reasonably possible changes in market risks(1)
10% change in Cdn. $: U.S.$ exchange rate
Canadian dollar appreciates	$(5)	$(7)	$(16)	$(34)	$(21)	$(41)
Canadian dollar depreciates	$5	$7	$16	$34	$21	$41
25 basis point change in market interest rate
Rate increases	$(2)	$(3)	$2	$3	$—	$—
Rate decreases	$2	$3	$(2)	$(3)	$—	$—
25%(2) change in Common Share and Non-Voting Share prices(3)
Price increases	$—	$(1)	$3	$4	$3	$3
Price decreases	$(8)	$(10)	$(3)	$(4)	$(11)	$(14)

(1)          These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates and market interest rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption.

No provision has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)          To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.5-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology set out in Note 12(b), the volatility of the Company’s Non-Voting Share price as at December 31, 2009, was 26.4% (2008 — 26.4%); reflecting the twelve-month data period ended December 31, 2009, the volatility was 26.9% (2008 — 30.8%).

(3)          The hypothetical effects of changes in the prices of the Company’s Common Share and Non-Voting Shares are restricted to those which would arise from the Company’s share-based compensation items which are accounted for as liability instruments and the associated cash-settled equity swap agreements.

The Company is exposed to other price risks in respect of its financial instruments, as discussed further in Note 5(f).

(h)         Fair values

General: The carrying values of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets. The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities.

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

28

notes to consolidated financial statements

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at December 31 (millions)	2009	2008	2009	2008	2009	2008	2009	2008
Assets
Foreign exchange derivatives	$1	$10	$—	$—	$1	$10	$—	$—
Liabilities
Foreign exchange derivatives	$2	$—	$—	$—	$2	$—	$—	$—
Share-based compensation derivatives	60	82	—	—	60	82	—	—
Cross currency interest rate swap derivatives	721	778	—	—	721	778	—	—
	$783	$860	$—	$—	$783	$860	$—	$—

Derivative: The Company’s derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

		2009			2008
As at December 31 (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Assets
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar transactions to which hedge accounting is not applied
- Revenues	2010	$23	$1	$1	$29	$—	$—
- Purchases	2009	$—	—	—	$95	3	3
Derivatives(1) designated as held for hedging(2) upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases	2009	$—	—	—	$102	7	7
			$1	$1		$10	$10
Other Long-Term Assets
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging (2) (Note 12(c))	2011	$12	$—	$—	$—	$—	$—
Current Liabilities
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases to which hedge accounting is not applied	2010	$102	$2	$2	$—	$—	$—
Derivatives(1) designated as held for hedging(2) upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases	2010	$79	—	—	$—	—	—
Derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 12(b))	2012	$130	51	51	$177	64	64
- Hedging(1)(2) (Note 12(c))	2010	$26	9	9	$28	11	13
			62			75
Add: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging (Note 12(c))			—			2
			$62	$62		$77	$77

29

notes to consolidated financial statements

		2009			2008
As at December 31 (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Other Long-Term Liabilities
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging (2) (Note 12(c))	2011	$—	$—	$—	$26	$7	$8
Derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt (Note 18(b))	2011	$2,064	721	726	$2,951	778	783
			721			785
Add: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			—			1
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			5			5
			$726	$726		$791	$791

(1)          Designated as cash flow hedging items.

(2)          Hedge accounting is applied to derivatives that are designated as held for hedging.

Non-derivative: The Company’s long-term debt, which is measured at amortized cost, and the fair value thereof, is as set out in the following table.

	2009		2008
As at December 31 (millions)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$6,172	$6,656	$6,352	$6,445

(i)            Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income.

	Amount of gain (loss) recognized in other comprehensive income (effective portion)		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 19(b))			Gain (loss) recognized in income on derivative (ineffective portion)
Years ended December 31	(Note 19(b))			Amount			Amount
(millions)	2009	2008	Location	2009	2008	Location	2009	2008
Derivatives used to manage currency risks
-Associated with U.S. dollar denominated debt	$(259)	$402	Financing costs	$(357)	$436	Financing costs	$—	$(1)
-Arising from U.S. dollar denominated purchases	(6)	14	Operations	1	7	Operations	—	—
Derivatives used to manage changes in share-based compensation costs (Note 12(c))	1	(11)	Operations	(6)	(3)	Operations	—	—
	$(264)	$405		$(362)	$440		$—	$(1)

30

notes to consolidated financial statements

The following table sets out gains and losses arising from derivative instruments: that are classified as held for trading items; that are not designated as being in a hedging relationship; and their location within the Consolidated Statements of Income and Other Comprehensive Income.

		Gain (loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	2009	2008
Derivatives used to manage currency risks	Financing costs	$(13)	$15
Derivatives used to manage changes in share-based compensation costs (Note 12(b))	Operations	(4)	(47)
		$(17)	$(32)

6                  segmented information

The Company’s reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunications services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision-maker).

Years ended December 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2009	2008	2009	2008	2009	2008	2009	2008
Operating revenues
External revenue	$4,899	$5,021	$4,707	$4,632	$—	$—	$9,606	$9,653
Intersegment revenue	134	131	28	28	(162)	(159)	—	—
	5,033	5,152	4,735	4,660	(162)	(159)	9,606	9,653
Operating expenses
Operations expense	3,297	3,327	2,790	2,647	(162)	(159)	5,925	5,815
Restructuring costs	178	51	12	8	—	—	190	59
	3,475	3,378	2,802	2,655	(162)	(159)	6,115	5,874
EBITDA(1)	$1,558	$1,774	$1,933	$2,005	$—	$—	$3,491	$3,779
Capital expenditures	$1,333	$1,311	$770	$548	$—	$—	$2,103	$1,859
Advanced wireless services spectrum licences	—	—	—	882	—	—	—	882
CAPEX(2)	$1,333	$1,311	$770	$1,430	$—	$—	$2,103	$2,741
EBITDA less CAPEX	$225	$463	$1,163	$575	$—	$—	$1,388	$1,038
					EBITDA (from above)		$3,491	$3,779
					Depreciation		1,341	1,384
					Amortization		381	329
					Operating income		1,769	2,066
					Other expense, net		32	36
					Financing costs		532	463
					Income before income taxes		1,205	1,567
					Income taxes		203	436
					Net income (as adjusted — Note 2(c))		$1,002	$1,131

(1)   Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)   Total capital expenditures (CAPEX) are the sum of capital expenditures and advanced wireless services spectrum licences.

31

notes to consolidated financial statements

7                  restructuring costs

Years ended December 31 (millions)	2009	2008
Restructuring costs
Workforce
Voluntary	$94	$9
Involuntary	92	50
Other	4	—
	190	59
Disbursements
Workforce
Voluntary	36	21
Involuntary and other	66	21
Other	4	1
	106	43
Expenses greater (less) than disbursements	84	16
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	51	35
Balance, end of period	$135	$51

In 2009, arising from its competitive efficiency program, the Company undertook a number of initiatives including:

•                  rationalizing external supplier spending;

•                  simplifying processes and decommissioning uneconomic products;

•                  reducing staffing levels, freezing management compensation increases and containing benefit costs;

•                  leveraging business process outsourcing and off-shoring; and

•                  reducing expenses operation-wide.

These initiatives were aimed to improve the Company’s long-term operating productivity and competitiveness. The Company’s estimate of restructuring costs for 2010 is approximately $75 million.

8                  financing costs

Years ended December 31 (millions)	2009	2008
Interest on long-term debt	$474	$468
Interest on short-term obligations and other	9	13
Foreign exchange (Note 5(i))	(3)	(1)
Loss on redemption of long-term debt(1)	99	—
	579	480
Capitalized interest during construction	—	(3)
	579	477
Interest income
Interest on tax refunds	(46)	(9)
Other interest income	(1)	(5)
	(47)	(14)
	$532	$463

(1)   This amount includes a loss of $36 which arose from the associated settlement of financial instruments that were used to manage the foreign exchange rate risk associated with the U.S. dollar denominated debt that was redeemed during the fourth quarter of 2009, as discussed in Note 18(b).

32

notes to consolidated financial statements

9                  income taxes

Years ended December 31 (millions)	2009	2008
Current	$286	$275
Future	(83)	161
	$203	$436

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2009		2008
Basic blended federal and provincial tax at statutory income tax rates	$366	30.3%	$486	31.0%
Revaluation of future income tax liability to reflect future statutory income tax rates	(99)		(41)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(68)		(21)
Share option award compensation	4		6
Other	—		6
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$203	16.8%	$436	27.8%

The Company must make significant estimates in respect of the composition of its future income tax liability. The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the future income tax liability are estimated as follows:

As at December 31 (millions)	2009	2008
Property, plant, equipment, other and intangible assets subject to amortization	$(209)	$(156)
Intangible assets with indefinite lives	(789)	(830)
Partnership income unallocated for income tax purposes	(437)	(556)
Net pension and share-based compensation amounts	(327)	(306)
Reserves not currently deductible	124	112
Losses available to be carried forward	40	44
Other	(15)	20
	$(1,613)	$(1,672)
Presented on the Consolidated Statements of Financial Position as:
Future income tax liability
Current	$(294)	$(459)
Non-current	(1,319)	(1,213)
Net future income tax asset (liability)	$(1,613)	$(1,672)

The Company expects to be able to utilize its non-capital losses prior to expiry.

The Company has net capital losses and such losses may only be applied against realized taxable capital gains. The Company has included a net capital loss carry-forward of $605 million (2008 — $606 million) in its Canadian income tax returns. During the year ended December 31, 2009, the Company recognized the benefit of $1 million (2008 — $19 million) in net capital losses. Of the net capital losses carried-forward, as at December 31, 2009, $604 million (2008 — $604 million) have been denied on audit by the Canada Revenue Agency and the Company is considering various courses of action with a view to confirming all or a part of such net capital losses.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2009, the Company recorded Investment Tax Credits of $15 million (2008 — $12 million), $10 million (2008 — $8 million) of which was recorded as a reduction of capital and the balance of which was recorded as a reduction of Operations expense.

33

notes to consolidated financial statements

10    per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing net income attributable to Common Shares and Non-Voting Shares by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted net income per Common Share and Non-Voting Share is calculated to give effect to share option awards.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to Common Shares and Non-Voting Shares equalled diluted income attributable to Common Shares and Non-Voting Shares for all periods presented.

Years ended December 31 (millions)	2009	2008
Basic total weighted average Common Shares and Non-Voting Shares outstanding	318	320
Effect of dilutive securities
Share option awards	—	2
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	318	322

For the year ended December 31, 2009, certain outstanding share option awards, in the amount of 8 million (2008 — 6 million) were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

11    dividends per share

(a)   Dividends declared

	2009			2008
Years ended December 31 (millions except per share amounts)	Declared effective	Paid to shareholders	Total	Declared effective	Paid to shareholders	Total
Dividend per Common Share and Non-Voting Share
Dividend $0.475 (2008 – $0.45)	Mar. 11, 2009	Apr. 1, 2009	$151	Mar. 11, 2008	Apr. 1, 2008	$145
Dividend $0.475 (2008 – $0.45)	Jun. 10, 2009	Jul. 2, 2009	149	Jun. 10, 2008	Jul. 1, 2008	144
Dividend $0.475 (2008 – $0.45)	Sept. 10, 2009	Oct. 1, 2009	151	Sept. 10, 2008	Oct. 1, 2008	144
Dividend $0.475 (2008 – $0.475)	Dec. 11, 2009	Jan. 4, 2010	150	Dec. 11, 2008	Jan. 2, 2009	151
			$601			$584
Common Share and Non-Voting Share dividends paid, or payable, in cash			$580			$584
Common Share and Non-Voting Share dividends reinvested, or to be reinvested, in shares issued from Treasury			21			—
			$601			$584

On February 10, 2010, the Board of Directors declared a quarterly dividend of $0.475 per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company payable on April 1, 2010, to holders of record at the close of business on March 11, 2010. The final amount of the dividend payment depends upon the number of Common Shares and Non-Voting Shares issued and outstanding at the close of business on March 11, 2010.

(b)   Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares and Non-Voting Shares may acquire Non-Voting Shares through the reinvestment of dividends and making additional optional cash payments to the trustee.

Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. Effective January 1, 2005, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on

34

notes to consolidated financial statements

January 1, 2005. The Company has announced that effective with the dividend to be paid January 4, 2010, Non-Voting Shares will be issued from Treasury at a discount of 3%.

In respect of Common Share and Non-Voting Share dividends declared during the year ended December 31, 2009, $36 million (2008 — $21 million) was to be reinvested in Non-Voting Shares.

12    share-based compensation

(a)   Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as Operations expense and in the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2009			2008
Years ended December 31 (millions)	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$11	$(26)	$(15)	$18	$(15)	$3
Restricted stock units(2)	29	(22)	7	34	(32)	2
Employee share purchase plan	29	(29)	—	36	(36)	—
	$69	$(77)	$(8)	$88	$(83)	$5

(1)   The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 5(i)), was $(2) (2008 — $NIL).

(2)   The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 5(i)).

For the year ended December 31, 2009, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $19 million (2008 — $9 million). Similarly, for the year ended December 31, 2009, the associated operating cash outflows in respect of restricted stock units include cash outflows arising from the cash-settled equity swap agreements of $15 million (2008 — $9 million).  For the year ended December 31, 2009, the income tax benefit arising from share-based compensation was $18 million (2008 — $22 million); as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

(b)   Share option awards

General: The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

Share option awards accounted for as equity instruments: The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31	2009	2008
Share option award fair value (per share option)	$3.64	$7.10
Risk free interest rate	2.3%	3.6%
Expected lives(1) (years)	4.5	4.5
Expected volatility	26.0%	24.3%
Dividend yield	6.2%	4.1%

(1)   The maximum contractual term of the share option awards granted in 2009 and 2008 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

35

notes to consolidated financial statements

Had the weighted average assumptions for grants of share option awards that are reflected in the expense disclosures above been varied by 10% and 20% changes, the compensation cost arising from share option awards for the year ended December 31, 2009, would have varied as follows:

	Hypothetical change in assumptions(1)
($ in millions)	10%	20%
Risk free interest rate	$—	$1
Expected lives (years)	$—	$1
Expected volatility	$1	$3
Dividend yield	$1	$1

(1)   These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the compensation cost arising from share option awards. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the compensation cost arising from share option awards is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

Some share option awards have a net-equity settlement feature. As discussed further in Note 19(c), it is at the Company’s option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Share option awards accounted for as liability instruments: Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

The Company entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with substantially all of the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards and the composition of their capped exercise date fair values.

	Weighted average							Associated
As at December 31, 2009 ($ in millions except per affected outstanding share option award)	Exercise price	Grant- date fair value		Incremental expense arising from net-cash settlement feature	Exercise date fair value capped by cash-settled equity swap agreement	Affected share option awards outstanding	Aggregate intrinsic value(1)	notional amount of cash-settled equity swap agreement (Note 5(h))
Affected share option awards granted for
Common Shares prior to 2002	$37.11	N/A	(2)	$17.15	$54.26	252,411	$—	$14
Non-Voting Shares prior to 2002	$30.77	N/A	(2)	$24.38	$55.15	1,235,254	4	63
Non-Voting Shares after 2001	$23.32	$7.36		$24.47	$55.15	1,025,429	10	53
						2,513,094	$14	$130

(1)   The aggregate intrinsic value is calculated upon December 31, 2009, per share prices of $34.11 for Common Shares and $32.75 for Non-Voting Shares. The difference between the aggregate intrinsic value amount in this table and the amount disclosed in Note 21(b) is the effect, if any, of recognizing no less than the expense arising from the grant-date fair values for the affected share option awards outstanding.

(2)   As discussed in Note 1(k), Canadian GAAP did not require that grant date fair values be determined for share option awards made prior to 2002.

(c)   Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to the Company’s restricted stock units.

36

notes to consolidated financial statements

	2009			2008
	Number of restricted stock units		Weighted average grant-date	Number of restricted stock units		Weighted average grant-date
Years ended December 31	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	1,506,370	—	$48.15	1,398,091	—	$49.19
Vested	—	26,885	50.10	—	31,136	48.74
Issued
Initial award	641,404	—	30.78	997,219	—	43.73
In lieu of dividends	110,806	—	32.23	96,864	—	39.42
Vested	(707,062)	707,062	52.52	(859,846)	859,846	44.66
Settled in cash	—	(709,721)	52.95	—	(864,097)	44.64
Forfeited and cancelled	(166,427)	—	45.15	(125,958)	—	44.69
Outstanding, end of period
Non-vested	1,385,091	—	37.76	1,506,370	—	48.15
Vested	—	24,226	$37.03	—	26,885	$50.10

With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at December 31, 2009, is set out in the following table.

	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
Vesting in years ending December 31:
2010	600,000	$49.22	168,917	768,917
2011	390,000	$33.79	226,174	616,174
	990,000		395,091	1,385,091

(d)   Employee share purchase plan

The Company has an employee share purchase plan under which most eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributed 40% (in the fourth quarter of 2008, this was reduced by 5% from 45%) for employees up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributed 35% (in the fourth quarter of 2008, this was reduced by 5% from 40%). The Company records its contributions as a component of operating expenses and, prior to fiscal 2010, there were no vesting requirements. Subsequent to 2009, the Company’s contribution will vest on the earlier of a plan participant’s last day in the Company’s employ or December 31 in the fiscal year of the Company’s contribution, unless the plan participant’s employment was terminated with cause, in which case the plan participant will forfeit their in-fiscal year Company contribution.

Years ended December 31 (millions)	2009	2008
Employee contributions	$79	$88
Company contributions	29	36
	$108	$124

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the years ended December 31, 2009 and 2008, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

(e)   Unrecognized, non-vested share-based compensation

As at December 31, 2009, compensation cost related to non-vested share-based compensation that has not yet been recognized is set out in the following table and is expected to be recognized over a weighted average period of 1.6 years (2008 — 1.7 years).

37

notes to consolidated financial statements

As at December 31 (millions)(1)	2009	2008
Share option awards	$12	$22
Restricted stock units(2)	22	29
	$34	$51

(1)   These disclosures are not likely to be representative of the effects on reported net income for future periods for the following reasons: these amounts reflect an estimate of forfeitures; these amounts do not reflect any provision for future awards; these amounts do not reflect any provision for changes in the intrinsic value of vested restricted stock units; these amounts do not reflect any provision for the impacts of future, if any, modification of share option awards allowing for net-cash settlement; and for non-vested restricted stock units, these amounts reflect intrinsic values as at the statement of financial position dates.

(2)   The compensation cost that has not yet been recognized in respect of non-vested restricted stock units is calculated based upon the intrinsic value of the non-vested restricted stock units as at the statement of financial position dates, net of the impacts of associated cash-settled equity forward agreements.

13    employee future benefits

The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include a TELUS Québec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant reflects the general development of the Company.

Pension Plan for Management and Professional Employees of TELUS Corporation: This defined benefit pension plan, which ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of the Company’s total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees can annually choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

TELUS Corporation Pension Plan: Management and professional employees in Alberta who joined the Company prior to January 1, 2001, and certain unionized employees are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of the Company’s total accrued benefit obligation. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

TELUS Québec Defined Benefit Pension Plan (formerly the TELUS Corporation Pension Plan for Employees of TELUS Communications (Québec) Inc.): Any employee not governed by a collective agreement in Quebec who joined the Company prior to April 1, 2006, any non-supervisory employee governed by a collective agreement prior to September 6, 2006, and certain other unionized employees are covered by this contributory defined benefit pension plan, which comprises approximately one-tenth of the Company’s total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan: This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

Other defined benefit pension plans: In addition to the foregoing plans, the Company has non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are funded only as benefits are paid.

The Company has three contributory, non-indexed pension plans arising from a pre-merger acquisition which comprise less than 1% of the Company’s total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Other defined benefit plans: Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and a life insurance plan. The healthcare plan for retired employees and the life insurance plan ceased accepting new participants effective January 1, 1997. In connection with the collective agreement signed in 2005, an external supplier commenced providing a new long-term disability plan effective January 1, 2006. The existing disability income plan will continue to provide payments to previously approved claimants and qualified eligible employees.

Telecommunication Workers Pension Plan: Certain employees in British Columbia are covered by a union pension plan. Contributions are determined in accordance with provisions of the negotiated labour contract and are generally based on employee gross earnings.

38

notes to consolidated financial statements

British Columbia Public Service Pension Plan: Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plan: During the latter half of 2006, the Company revised its defined contribution pension plan offerings for 2007. Effective January 1, 2007, the Company offered one defined contribution pension plan, which is contributory, and is the only Company-sponsored pension plan available to non-unionized and certain unionized employees joining the Company after that date. Generally, employees can annually choose to contribute to the plan at a rate of between 3% and 6% of their pensionable earnings. The Company will match 100% of the contributions of the employees up to 5% of their pensionable earnings and will match 80% of employee contributions greater than that. Membership in the defined contribution pension plan is voluntary until an employee’s third year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are contributed to a non-registered supplementary defined contribution pension plan.

(a)          Defined benefit plans

Information concerning the Company’s defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
(millions)	2009	2008	2009	2008
Accrued benefit obligation:
Balance at beginning of year	$5,243	$6,347	$64	$73
Current service cost	85	122	—	—
Interest cost	374	346	5	—
Benefits paid (c)	(318)	(298)	(5)	(6)
Actuarial loss (gain)	991	(1,280)	7	(3)
Plan amendments	1	6	—	—
Balance at end of year (d)-(e)	6,376	5,243	71	64
Plan assets (g):
Fair value at beginning of year	5,654	6,913	34	37
Actual return on plan assets	767	(1,101)	—	1
Employer contributions (h)	179	102	1	2
Employees’ contributions	34	38	—	—
Benefits paid (c)	(318)	(298)	(5)	(6)
Fair value at end of year	6,316	5,654	30	34
Funded status — plan surplus (deficit)	(60)	411	(41)	(30)
Unamortized net actuarial loss (gain)	1,528	938	(1)	(12)
Unamortized past service costs	31	33	—	—
Unamortized transitional obligation (asset)	(106)	(150)	—	1
Accrued benefit asset (liability)	$1,393	$1,232	$(42)	$(41)

The accrued benefit asset (liability) is reflected in the Consolidated Statements of Financial Position as follows:

As at December 31 (millions)	2009	2008
Pension benefit plans	$1,393	$1,232
Other benefit plans	(42)	(41)
	$1,351	$1,191
Presented in the Consolidated Statements of Financial Position as:
Deferred charges (Note 21(b))	$1,565	$1,401
Other long-term liabilities (Note 21(b))	(214)	(210)
	$1,351	$1,191

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

39

notes to consolidated financial statements

(b)          Defined benefit plans — cost (recovery)

The Company’s net defined benefit plan costs (recoveries) were as follows:

	2009			2008
Years ended December 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Pension benefit plans
Current service cost (employer portion)	$51	$—	$51	$84	$—	$84
Interest cost	374	—	374	346	—	346
Return on plan assets	(767)	364	(403)	1,101	(1,596)	(495)
Past service costs	—	3	3	—	4	4
Actuarial loss	991	(954)	37	(1,280)	1,287	7
Amortization of transitional asset	—	(44)	(44)	—	(46)	(46)
	$649	$(631)	$18	$251	$(351)	$(100)

(1)   Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

	2009			2008
Years ended December 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Other benefit plans
Interest cost	$5	$—	$5	$—	$—	$—
Return on plan assets	—	(1)	(1)	(1)	—	(1)
Actuarial loss (gain)	7	(10)	(3)	(3)	1	(2)
Amortization of transitional obligation	—	1	1	—	1	1
	$12	$(10)	$2	$(4)	$2	$(2)

(1)   Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(c)          Benefit payments

Estimated future benefit payments from the Company’s defined benefit plans, calculated as at December 31, 2009, are as follows:

Years ending December 31 (millions)	Pension benefit plans	Other benefit plans
2010	$333	$6
2011	350	6
2012	367	6
2013	385	6
2014	405	5
2015-2019	2,274	25

(d)          Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of defined benefit pension plans surplus and deficits at year-end are as follows:

	2009			2008
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)
Pension plans that have plan assets in excess of accrued benefit obligations	$3,544	$3,799	$255	$4,616	$5,177	$561
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	2,627	2,517	(110)	486	477	(9)
Unfunded	205	—	(205)	141	—	(141)
	2,832	2,517	(315)	627	477	(150)
(see (a))	$6,376	$6,316	$(60)	$5,243	$5,654	$411

As at December 31, 2009 and 2008, undrawn Letters of Credit, further discussed in Note 18(d), secured certain of the unfunded defined benefit pension plans.

40

notes to consolidated financial statements

(e)          Disaggregation of other defined benefit plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of other defined benefit plans surplus and deficits at year-end are as follows:

	2009			2008
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)
Other benefit plan that has plan assets in excess of accrued benefit obligations	$27	$30	$3	$26	$34	$8
Unfunded other benefit plans that have accrued benefit obligations in excess of plan assets	44	—	(44)	38	—	(38)
(see (a))	$71	$30	$(41)	$64	$34	$(30)

(f)            Accumulated pension benefit obligations

Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. The Company’s disaggregation of defined pension benefit plans accumulated benefit obligations and plan assets at year-end are as follows:

	2009			2008
As at December 31 (millions)	Accumulated benefit obligation	Plan assets	Difference	Accumulated benefit obligation	Plan assets	Difference
Pension plans that have plan assets in excess of accumulated benefit obligations	$5,353	$5,794	$441	$4,899	$5,654	$755
Pension plans that have accumulated benefit obligations in excess of plan assets
Funded	545	522	(23)	—	—	—
Unfunded	189	—	(189)	129	—	(129)
	734	522	(212)	129	—	(129)
	$6,087	$6,316	$229	$5,028	$5,654	$626

(g)         Plan investment strategies and policies

The Company’s primary goal for the defined benefit plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans’ assets within a level of risk acceptable to the Company.

Risk management: The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and characteristics of the plans’ memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types: Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each fund’s Pension Benefits Standards Act, 1985, required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing fiduciary. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations, 1985’s permitted investments and lending limits. As well as conventional investments, each fund’s SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in securities of the Company; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, the Company’s predecessors. Externally managed funds are permitted to invest in securities of the Company, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIP&P.

Diversification: The Company’s strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (15-25% of total plans’ assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans’ assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plans’ assets. Debt securities also

41

notes to consolidated financial statements

may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plans’ assets, potential long-term inflation hedging and comparatively stable investment income.

Relationship between plan assets and benefit obligations: With the objective of lowering its long-term costs of defined benefit plans, the Company purposely mismatches plan assets and benefit obligations. This mismatching is implemented by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations. Compensation for liquidity issues that may have otherwise arisen from mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investment holdings) and cash flows from dividends, interest and rents from diversified investment holdings.

Asset allocations: Information concerning the Company’s defined benefit plans’ target asset allocation and actual asset allocation is as follows:

	Pension benefit plans			Other benefit plans
	Target allocation	Percentage of plan assets at end of year		Target allocation	Percentage of plan assets at end of year
	2010	2009	2008	2010	2009	2008
Equity securities	45-55%	53%	47%	—	—	—
Debt securities	35-45%	41%	45%	—	—	—
Real estate	4-8%	6%	6%	—	—	—
Other	0-2%	—	2%	100%	100%	100%
		100%	100%		100%	100%

(h)         Fair value measurements — pension benefit plans

Information about the fair value measurements of the Company’s defined benefit pension plans’ assets, in aggregate, is as follows:

		Fair value measurements at reporting date using
		Quoted prices in active markets for identical items	Significant other observable inputs	Significant unobservable inputs
As at December 31, 2009 (millions)	Total	(Level 1)	(Level 2)	(Level 3)
Asset category
Cash and cash equivalents	$389	$25	$364	$—
Equity securities
Canadian	1,921	1,743	178	—
Foreign	1,415	969	380	66
Debt securities issued by national, provincial or local governments	1,207	1,014	193	—
Corporate debt securities	620	—	620	—
Asset-backed securities	45	—	45	—
Commercial mortgages	312	—	—	312
Real estate	393	45	—	348
Receivables and other	14	—	14	—
	$6,316	$3,796	$1,794	$726

At December 31, 2009, shares of TELUS Corporation accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

The change in the year ended December 31, 2009, of the fair value measurements of the Company’s defined benefit pension plans’ assets which use significant unobservable inputs, in aggregate, is as follows:

		Actual return on plan assets relating to assets		Purchases,	Transfers in
(millions)	December 31, 2008	Still held at the reporting date	Sold during the period	sales and settlements	and/or out of Level 3	December 31, 2009
Asset category
Equity securities
Foreign	$80	$(18)	$—	$4	$—	$66
Commercial mortgages	285	17	6	4	—	312
Real estate	320	(13)	—	41	—	348
	$685	$(14)	$6	$49	$—	$726

42

notes to consolidated financial statements

(i)            Fair value measurements — other benefit plan

Information about the fair value measurements of the Company’s other defined benefit plan’s assets is as follows:

		Fair value measurements at reporting date using
		Quoted prices in active markets for identical items	Significant other observable inputs	Significant unobservable inputs
As at December 31, 2009 (millions)	Total	(Level 1)	(Level 2)	(Level 3)
Asset category
Experience rated underwriting agreement(1)	$30	$—	$—	$30

(1)          The effect of the experience rated underwriting agreement is that the Company’s contributions were transferred to an insurance company that in turn provides the other defined benefits.

The change in the year ended December 31, 2009, of the fair value measurements of the Company’s other defined benefit plan’s assets which use significant unobservable inputs is as follows:

		Actual return on plan assets relating to assets		Purchases,	Transfers in
(millions)	December 31, 2008	Still held at the reporting date	Sold during the period	sales and settlements	and/or out of Level 3	December 31, 2009
Asset category
Experience rated underwriting agreement(1)	$34	$—	$—	$(4)	$—	$30

(1)          The effect of the experience rated underwriting agreement is that the Company’s contributions were transferred to an insurance company that in turn provides the other defined benefits.

(j)            Employer contributions

The determination of the minimum funding amounts for substantially all of the Company’s registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis.

•      Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces the Company’s minimum funding requirement of current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities, determined on a projected benefit basis.

•      As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years. In the latter half of 2009, the Canadian Federal Government announced proposals that would, among other things, affect the solvency funding methodology for pension plans governed by the Pension Benefits Standards Act, 1985, possibly commencing in 2010; the impact of these proposals, if any, on the Company will depend upon the final enacted form of the proposals.

The best estimates of fiscal 2010 employer contributions to the Company’s defined benefit plans are approximately $143 million for defined benefit pension plans and $2 million for other defined benefit plans. These estimates are based upon the mid-year 2009 annual funding reports that were prepared by actuaries using December 31, 2008, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2010.

(k)        Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions to be used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits.

The discount rate, which is used to determine the accrued benefit obligation, is based on the yield on long-term, high-quality fixed term investments, and is set annually. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

43

notes to consolidated financial statements

The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring the Company’s accrued benefit obligations are as follows:

	Pension benefit plans		Other benefit plans
	2009	2008	2009	2008
Discount rate used to determine:
Net benefit costs for the year ended December 31	7.25%	5.50%	7.11%	5.36%
Accrued benefit obligation as at December 31	5.85%	7.25%	5.65%	7.11%
Expected long-term rate of return(1) on plan assets used to determine:
Net benefit costs for the year ended December 31	7.25%	7.25%	3.00%	3.00%
Accrued benefit obligation as at December 31	7.25%	7.25%	2.50%	3.00%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%	—	—
Accrued benefit obligation as at December 31	3.00%	3.00%	—	—

(1)          The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations (see (g)). Forecasted returns arise from the Company’s ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information.

2009 sensitivity of key assumptions (year ended, or as at,	Pension benefit plans		Other benefit plans
December 31, 2009) (millions)	Change in obligation	Change in expense	Change in obligation	Change in expense
Impact of hypothetical 25 basis point decrease(1) in:
Discount rate	$196	$16	$1	$—
Expected long-term rate of return on plan assets		$14		$—
Rate of future increases in compensation	$23	$4	$—	$—

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 25 basis point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

(l)            Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2009	2008
Union pension plan and public service pension plan contributions	$30	$31
Other defined contribution pension plans	31	32
	$61	$63

14            accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, November 30, 2006, March 31, 2008, September 12, 2008, and May 6, 2009, with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $500  million (December 31, 2008 — $650 million). This revolving-period securitization agreement had an initial term ending July 18, 2007; the November 30, 2006, amendment resulted in the term being extended to July 18, 2008; the March 31, 2008, amendment resulted in the term being extended to July 17, 2009; the May 6, 2009 amendment resulted in the term being extended to May 6, 2012.

As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term; at December 31, 2009, the rating was A (low).

44

notes to consolidated financial statements

As at December 31 (millions)	2009	2008
Total managed portfolio	$1,201	$1,272
Securitized receivables	(598)	(346)
Retained interest in receivables sold	91	40
Receivables held	$694	$966

For the year ended December 31, 2009, the Company recognized composite losses of $11 million (2008 — $11 million) on the sale of receivables arising from the securitization.

Cash flows from the securitization were as follows:

Years ended December 31 (millions)	2009	2008
Cumulative proceeds from securitization, beginning of period	$300	$500
Proceeds from new securitizations	200	150
Securitization reduction payments	—	(350)
Cumulative proceeds from securitization, end of period	$500	$300
Proceeds from collections reinvested in revolving-period securitizations	$4,060	$3,105
Proceeds from collections pertaining to retained interest	$780	$382

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest were as follows:

Years ended December 31	2009	2008
Expected credit losses as a percentage of accounts receivable sold	1.2%	1.2%
Weighted average life of the receivables sold (days)	32	33
Effective annual discount rate	0.8%	3.5%
Servicing	1.0%	1.0%

Generally, the sold trade receivables do not experience prepayments.

At December 31, 2009, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% changes in those assumptions were as follows:

	December 31,	Hypothetical change in assumptions(1)
($ in millions)	2009	10%	20%
Carrying amount/fair value of future cash flows	$91
Expected credit losses as a percentage of accounts receivable sold		$1	$1
Weighted average life of the receivables sold (days)		$—	$—
Effective annual discount rate		$—	$—

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

45

notes to consolidated financial statements

15            property, plant, equipment and other

(millions)	Network assets	Buildings and leasehold improvements	Assets under capital lease	Other	Land	Assets under construction	Total
At cost
As at January 1, 2008	$19,848	$1,993	$18	$1,549	$48	$375	$23,831
Additions	374	20	1	78	—	1,014	1,487
Additions arising from business acquisitions	—	6	6	6	—	—	18
Dispositions and retirements	(365)	(1)	(10)	(5)	—	(6)	(387)
Reclassifications	752	92	—	53	1	(898)	—
As at December 31, 2008	20,609	2,110	15	1,681	49	485	24,949
Additions	406	21	—	42	—	1,283	1,752
Additions arising from business acquisitions	—	2	—	7	—	—	9
Dispositions and retirements	(125)	(28)	(2)	(124)	—	—	(279)
Reclassifications	1,160	139	—	38	—	(1,337)	—
As at December 31, 2009	$22,050	$2,244	$13	$1,644	$49	$431	$26,431
Accumulated depreciation
As at January 1, 2008	$14,345	$1,113	$12	$1,165	$—	$—	$16,635
Depreciation	1,125	120	2	137	—	—	1,384
Dispositions and retirements	(351)	(1)	(5)	(30)	—	—	(387)
As at December 31, 2008	15,119	1,232	9	1,272	—	—	17,632
Depreciation	1,053	122	2	164	—	—	1,341
Dispositions and retirements	(120)	(21)	(2)	(128)	—	—	(271)
As at December 31, 2009	$16,052	$1,333	$9	$1,308	$—	$—	$18,702
Net book value
As at December 31, 2008	$5,490	$878	$6	$409	$49	$485	$7,317
As at December 31, 2009	$5,998	$911	$4	$336	$49	$431	$7,729

46

notes to consolidated financial statements

16            intangible assets and goodwill

(a)          Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts and the related customer relationships	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Acquired brand	Total	Total intangible assets	Goodwill	Total intangible assets and goodwill

At cost
As at January 1, 2008	$250	$—	$1,761	$118	$184	$2,313	$3,985	$—	$3,985	$6,298	$3,532	$9,830
Additions	—	—	47	2	323	372	882	—	882	1,254	—	1,254
Additions arising from business acquisitions	—	138	189	2	—	329	—	—	—	329	396	725
Dispositions and retirements	(5)	—	(225)	(19)	—	(249)	—	—	—	(249)	—	(249)
Reclassifications	—	—	310	—	(310)	—	—	—	—	—	3	3
Foreign exchange on goodwill of self-sustaining foreign operations	—	—	—	—	—	—	—	—	—	—	(3)	(3)
As at December 31, 2008	245	138	2,082	103	197	2,765	4,867	—	4,867	7,632	3,928	11,560
Additions	—	—	32	—	319	351	—	—	—	351	—	351
Additions arising from business acquisitions	—	—	—	—	—	—	—	7	7	7	8	15
Dispositions and retirements	—	(1)	(63)	—	—	(64)	—	—	—	(64)	—	(64)
Reclassifications	—	—	357	1	(358)	—	—	—	—	—	—	—
As at December 31, 2009	$245	$137	$2,408	$104	$158	$3,052	$4,867	$7	$4,874	$7,926	$3,936	$11,862
Accumulated amortization
As at January 1, 2008	$44	$—	$1,243	$67	$—	$1,354	$1,018	$—	$1,018	$2,372	$364	$2,736
Amortization	7	13	300	9	—	329	—	—	—	329	—	329
Dispositions and retirements	(5)	—	(229)	(1)	—	(235)	—	—	—	(235)	—	(235)
As at December 31, 2008	46	13	1,314	75	—	1,448	1,018	—	1,018	2,466	364	2,830
Amortization	6	14	360	1	—	381	—	—	—	381	—	381
Dispositions and retirements	—	—	(69)	—	—	(69)	—	—	—	(69)	—	(69)
As at December 31, 2009	$52	$27	$1,605	$76	$—	$1,760	$1,018	$—	$1,018	$2,778	$364	$3,142
Net book value
As at December 31, 2008	$199	$125	$768	$28	$197	$1,317	$3,849	$—	$3,849	$5,166	$3,564	$8,730
As at December 31, 2009	$193	$110	$803	$28	$158	$1,292	$3,849	$7	$3,856	$5,148	$3,572	$8,720

47

notes to consolidated financial statements

(b)          Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2009, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2010	$364
2011	277
2012	152
2013	52
2014	30

(c)          Impairment testing of intangible assets with indefinite lives

As referred to in Note 1(b) and Note 1(f), the carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment and this test represents a significant estimate for the Company. There is a material degree of uncertainty with respect to this estimate given the necessity of making key economic assumptions about the future. The Company considers a range of reasonably possible amounts and decides upon an amount that represents management’s best estimate. If the future was to adversely differ from management’s best estimate of key economic assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.

Consistent with current industry-specific valuation methods, a combination of the discounted cash flow approach, the market-comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of its spectrum licences and goodwill. The discounted cash flow methodology uses management’s best estimate of the cash flows and a discount rate established by calculating a weighted average cost of capital for each reporting unit. The market-comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuations of the reporting units is reasonable based on current market values of the Company.

Sensitivity testing was conducted as a part of the December 2009 annual test. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this also resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives, and goodwill, for the foreseeable future.

(d)          Business acquisitions; other transactions; other

Black’s Photo Corporation: On September 3, 2009, the Company acquired a 100% economic and voting interest in Black’s Photo Corporation, a national imaging and digital retail company for $28 million cash ($26 million net of cash acquired). There was no contingent consideration in the transaction. This investment was made with a view to enhancing the Company’s distribution of wireless products and services across Canada.

The primary factors that contributed to a purchase price that resulted in the recognition of goodwill are: the existing Black’s Photo Corporation business; the acquired workforce; and the time-to-market benefits of acquiring an established multi-location retailer to distribute wireless products. Black’s Photo Corporation’s results of operations are included in the Company’s Wireless segment effective September 3, 2009. The amount assigned to goodwill is not expected to be deductible for tax purposes.

The purchase price amounts assigned are as set out in the following table:

As at September 3, 2009 (millions)
Assets
Current assets	$22
Non-current assets
Property, plant, equipment and other	9
Intangible asset with indefinite life (brand)	7
Future income taxes	1
Goodwill	8
$47
Liabilities
Current liabilities	$19
Purchase price	28
$47

Additional disclosure: As at December 31, 2009, goodwill attributable to the Company’s Wireline segment and Wireless segment was $966 million (2008 – $966 million) and $2,606 million (2008 – $2,598 million), respectively.

(e)          2008 business acquisitions; other transactions

Emergis Inc.: On November 29, 2007, the Company announced that it had agreed to offer to acquire 100% of the outstanding shares of Emergis Inc. for $8.25 per common share by way of take-over bid (in total, an initially estimated purchase price of approximately $763 million on a fully-diluted basis). Emergis Inc. is a business process outsourcer, based in Canada, with a focus on healthcare and financial services sectors, two of the key industries the Company’s

48

notes to consolidated financial statements

Business Solutions team has invested in developing expertise in. The Company believes that its national sales and marketing capabilities will enhance growth in Emergis Inc. solutions, particularly in light of the complementary nature of the parties’ businesses and customer bases.

As at December 31, 2007, the Company had made market purchases of 1,017,000 Emergis Inc. common shares for $8 million, as disclosed in the Company’s press releases. On January 17, 2008, the Company drew $500 million of bankers’ acceptances on its credit facilities, issued incremental commercial paper and, including utilization of cash on hand, remitted $743 million to the depository in payment for:

•      the 84,876,494 Emergis Inc. common shares (representing approximately 94% of the outstanding common shares of Emergis Inc. on a fully-diluted basis) that were validly deposited to the Company’s offer; and

•      the remaining outstanding common shares of Emergis Inc., which the Company acquired on January 18, 2008, utilizing the compulsory acquisition provisions of the Canada Business Corporations Act.

The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the degree of net tangible assets and net intangible assets relative to the earnings capacity of the acquired business. Emergis Inc.’s results of operations are included in the Company’s Wireline segment effective January 17, 2008. The amounts assigned to goodwill are not expected to be deductible for tax purposes. Acquired intangible assets are not expected to have significant residual values.

The purchase price amounts assigned are as set out in the following table:

As at January 16, 2008 (millions)
Assets
Current assets	$114
Non-current assets
Property, plant, equipment and other	18
Intangible assets
Intangible assets subject to amortization(1)
Customer contracts and the related customer relationships	138
Software	186
Other	2
326
Goodwill	396
Other long-term assets	6
$860
Liabilities
Current liabilities	$92
Non-current liabilities
Long-term debt	2
Other long-term liabilities	4
Future income taxes	15
113
Purchase price
Market purchase of shares prior to closing	8
Remitted to depository(2)	735
743
Acquisition costs(3)	4
747
$860

(1)          Customer contracts and the related customer relationships and software are being amortized over amortization periods of 10 years and 5 years, respectively.

(2)          Net of amounts for market purchase of shares prior to closing.

(3)          As set out in Note 2(c), effective January 1, 2009, the Company adopted the new accounting recommendations for business acquisitions which resulted in, among other things, the Company expensing acquisition costs for business combinations occurring subsequent to January 1, 2009.

TELUS International Philippines Inc.:  In 2005, the Company acquired, for cash, an effective 52.5% economic interest in TELUS International Philippines Inc., a business process outsourcing company. The acquisition was effected in two steps: one on February 15, 2005, for an effective 49% economic interest and one on May 13, 2005, for an effective 3.5% economic interest. The initial effective 49% economic interest resulted in the Company controlling TELUS International Philippines Inc. as the Company controlled, but did not wholly own, an intermediate holding company which, in turn, controlled, but did not wholly own, TELUS International Philippines Inc. This investment was made with a view to enhancing the Company’s competitiveness in contact centre offerings.

In the second half of 2006, the Company increased its total effective economic interest in the entity to 97.4% and in the third quarter of 2008, to 100%. None of the resulting 2008 goodwill addition of $3 million arising from the $3 million transaction is expected to be deductible for tax purposes.

The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets in the industry relative to the market value of established Asian operations. TELUS International Philippines Inc.’s results have been included in the Company’s Consolidated Statements of Income and Other Comprehensive Income and the Company’s Wireline segment since the acquisition of control on February 15, 2005.

Transactel Barbados, Inc.: On December 22, 2008, the Company acquired a direct 29.99% economic interest in Transactel Barbados Inc., a business process outsourcing and call centre company with facilities in three Central American countries, for $19 million cash. Additional contingent consideration could become payable depending upon Transactel Barbados Inc. earnings for the year ending December 31, 2011.

49

notes to consolidated financial statements

The Company has provided two written put options to the vendor of Transactel Barbados Inc. The first written put option became exercisable on December 31, 2009, expires on June 30, 2011, and allows the vendor to put up to a further 21.01% economic interest to the Company (the Company’s effective economic interest in Transactel Barbados Inc. would become 51% assuming the written put option is exercised in full). The second written put option becomes exercisable on December 31, 2010, with no expiry, and allows the vendor to put whatever interest is not put under the first written put option plus up to an incremental 44% economic interest to the Company (the Company’s effective economic interest in Transactel Barbados Inc. would become 95% assuming that the written put option is exercised in full). The written put options set out the share pricing methodology, which is dependent upon Transactel Barbados Inc. future earnings.

The vendor provided the Company with two purchased call options which substantially mirror the written put options except that they are only exercisable upon achieving certain business growth targets.

The Company currently accounts for its investment in Transactel Barbados Inc. using the equity method.

The investment was made with a view to enhancing the Company’s business process outsourcing capacity, particularly regarding Spanish-language capabilities.

(f)            Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed as at the beginning of the fiscal years presented.

Years ended December 31	2009		2008
(millions except per share amounts)	As reported(1)	Pro forma(2)	As reported	Pro forma(2)
			(as adjusted – Note 2(c))
Operating revenues	$9,606	$9,668	$9,653	$9,773
Net income	$1,002	$993	$1,131	$1,123
Net income per Common Share and Non-Voting Share
– Basic	$3.14	$3.12	$3.52	$3.50
– Diluted	$3.14	$3.11	$3.51	$3.48

(1)          Operating revenues and net income (loss) for the year ended December 31, 2009, include $44 and $(1), respectively, in respect of the acquisition of Black’s Photo Corporation.

(2)          Pro forma amounts for the year ended December 31, 2009 reflect Black’s Photo Corporation. Pro forma amounts for the year ended December 31, 2008 reflect Black’s Photo Corporation, Emergis Inc. and Fastvibe Corporation. Emergis Inc. was acquired January 17, 2008, Fastvibe Corporation was acquired January 29, 2008, and Black’s Photo Corporation was acquired on September 3, 2009; their results have been included in the Company’s Consolidated Statements of Income and Other Comprehensive Income effective the same dates.

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of the Company’s consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

17            short-term obligations

On December 15, 2008, TELUS Corporation entered into a $700 million 364-day revolving credit facility with a syndicate of financial institutions, expiring March 1, 2010. The credit facility is unsecured and bears interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants that are substantively the same as those for TELUS Corporation’s long-term credit facility, as set out in Note 18(d).

On June 19, 2009, the terms of the credit facility were amended such that the amount available became $300 million and that the expiry date became December 31, 2010; as a result of the extension of the term of the facility, it became classified as a long-term facility, as set out in Note 18(d).

	2009	2008
As at December 31 (millions)	Bilateral bank facilities	Bilateral bank facilities	364-day revolving credit facility	Total
Net available	$53	$64	$700	$764
Drawn	6	11	—	11
Outstanding, undrawn letters of credit	3	3	—	3
Gross available	$62	$78	$700	$778

50

notes to consolidated financial statements

18            long-term debt

(a)          Details of long-term debt

As at December 31 ($ in millions)
Series	Rate of interest		Maturity	2009	2008
TELUS Corporation Notes
U.S. (2)	8.00	%(1)	June 2011	$1,411	$2,333
CB	5.00	%(1)	June 2013	299	299
CC	4.50	%(1)	March 2012	299	299
CD	4.95	%(1)	March 2017	690	688
CE	5.95	%(1)	April 2015	498	497
CF	4.95	%(1)	May 2014	697	—
CG	5.05	%(1)	December 2019	989	—
				4,883	4,116
TELUS Corporation Commercial Paper		0.34%	Through March 2010	467	431
TELUS Corporation Credit Facility		—%	May 2012	—	978
TELUS Communications Inc. Debentures
1	12.00	%(1)	May 2010	50	50
2	11.90	%(1)	November 2015	124	124
3	10.65	%(1)	June 2021	173	173
5	9.65	%(1)	April 2022	245	245
B	8.80	%(1)	September 2025	198	198
				790	790
TELUS Communications Inc. First Mortgage Bonds
U	11.50	%(1)	July 2010	30	30
Capital leases issued at varying rates of interest from 4.1% to 13.0% and maturing on various dates up to 2013				2	5
Other				—	2
Long-Term Debt				6,172	6,352
Less: Current maturities				82	4
Long-Term Debt – non-current				$6,090	$6,348

(1)          Interest is payable semi-annually.

(2)          Principal face value of notes is U.S.$1,348 million (2008 – U.S.$1,925 million).

(b)          TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

On December 1, 2009, the Company exercised its right to early and partially redeem, on December 31, 2009, U.S.$577 million of its publicly held 2011 (U.S. Dollar) Notes. The loss on redemption, as set out in Note 8, was $99 million.

2011 Cross Currency Interest Rate Swap Agreements:  With respect to the 2011 (U.S. Dollar) Notes, U.S.$1.3 billion (2008 – U.S.$1.9 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 8.493% and an effective fixed economic exchange rate of $1.5327.

The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the statement of financial position date. The swap agreements at December 31, 2009, comprised a net derivative liability of $721 million (2008 – $778 million), as set out in Note 5(h). The asset value of the swap agreements increases (decreases) when the statement of financial position date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

51

notes to consolidated financial statements

			Principal face amount		Redemption
Series	Issued	Issue price	Originally issued	Outstanding at financial statement date	present value spread (basis points)(1)
8.00% (U.S. Dollar) Notes due 2011	May 2001	U.S.$994.78	U.S.$2.0 billion	U.S.$1.3 billion	30
5.00% Notes, Series CB	May 2006	$998.80	$300 million	$300 million	16
4.50% Notes, Series CC	March 2007	$999.91	$300 million	$300 million	15
4.95% Notes, Series CD	March 2007	$999.53	$700 million	$700 million	24
5.95% Notes, Series CE(2)	April 2008	$998.97	$500 million	$500 million	66
4.95% Notes, Series CF(2)	May 2009	$999.96	$700 million	$700 million	71
5.05% Notes, Series CG(2)	December 2009	$994.19	$1.0 billion	$1.0 billion	45.5

(1)          The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate (in respect of the U.S. dollar denominated notes) or the Government of Canada yield (in respect of the Canadian dollar denominated notes) plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)          The Series CE Notes, Series CF Notes and Series CG Notes each require the Company to make an offer to repurchase the Series CE Notes, Series CF Notes and Series CG Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(c)          TELUS Corporation commercial paper

On May 15, 2007, TELUS Corporation entered into an unsecured commercial paper program, which is backstopped by a portion of its $2.0 billion syndicated credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. dollar equivalent), to be used for general corporate purposes, including capital expenditures and investments; in August 2008, the program was expanded to $1.2 billion. Commercial paper debt is due within one year but is classified as long-term debt as the amounts are fully supported, and the Company expects that they will continue to be supported, by the revolving credit facility which has no repayment requirements within the next year.

(d)          TELUS Corporation credit facilities

On March 2, 2007, TELUS Corporation entered into a $2.0 billion bank credit facility with a syndicate of financial institutions. The credit facility consists of a $2.0 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 1, 2012, to be used for general corporate purposes including the backstop of commercial paper.

TELUS Corporation’s credit facility expiring on May 1, 2012, is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants including two financial quarter-end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

On June 19, 2009, TELUS Corporation entered into an amended $300 million revolving credit facility with a syndicate of financial institutions, expiring December 31, 2010, as discussed further in Note 17. The credit facility is unsecured and bears interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins.

Continued access to TELUS Corporation’s credit facilities is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

	2009			2008
As at December 31 (millions) Revolving credit facility expiring	May 1, 2012	December 31, 2010	Total	May 1, 2012
Net available	$1,410	$300	$1,710	$387
Drawn(1)	—	—	—	980
Outstanding, undrawn letters of credit	123	—	123	201
Backstop of commercial paper	467	—	467	432
Gross available	$2,000	$300	$2,300	$2,000

(1)          Amounts drawn include bankers’ acceptances of $NIL (December 31, 2008 – $930).

52

notes to consolidated financial statements

(e)   TELUS Communications Inc. debentures

The outstanding Series 1 through 5 debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990, and are non-redeemable.

The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days’ notice at the higher of par and the price calculated to provide the Government of Canada Yield plus 15 basis points.

Pursuant to an amalgamation on January 1, 2001, the Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f)    TELUS Communications Inc. first mortgage bonds

The first mortgage bonds were issued by TELUS Communications (Québec) Inc. and are secured by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights limited to certain assets located in the province of Quebec. The first mortgage bonds are non-redeemable. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding first mortgage bonds became obligations of TELUS Communications Inc. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the first mortgage bonds’ principal and interest.

(g)   Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at December 31, 2009, for each of the next five fiscal years are as follows:

	Canadian dollars		U.S. dollars
	All except
Long-term debt denominated in	capital	Capital		Derivative liability
Years ending December 31 (millions)	leases	leases	Debt(1)	(Receive)(1)	Pay	Total	Total
2010	$80	$2	$—	$—	$—	$—	$82
2011	—	—	1,416	(1,416)	2,064	2,064	2,064
2012	767	—	—	—	—	—	767
2013	300	—	—	—	—	—	300
2014	700	—	—	—	—	—	700
Thereafter	2,949	—	—	—	—	—	2,949
Future cash outflows in respect of long-term debt principal repayments	4,796	2	1,416	(1,416)	2,064	2,064	6,862
Future cash outflows in respect of associated interest and like carrying costs(2)	2,067	1	170	(170)	263	263	2,331
Undiscounted contractual maturities (Note 5(c))	$6,863	$3	$1,586	$(1,586)	$2,327	$2,327	$9,193

(1)   Where applicable, principal-related cash flows reflect foreign exchange rates at December 31, 2009.

(2)   Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2009.

19    Common Share and Non-Voting Share equity

(a)   Authorized share capital

As at December 31, 2009 and 2008, the Company’s authorized share capital consisted of 1 billion no par value shares of each of the following classes: First Preferred Shares; Second Preferred Shares; Common Shares; and Non-Voting Shares. Only holders of Common Shares may vote at general meetings of the Company, with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings.

With respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares and Non-Voting Shares participating equally, without preference or distinction.

53

notes to consolidated financial statements

Non-Voting Shares have conversion rights that, in certain instances (such as if a change in foreign ownership restrictions were to occur), allow the holders of Non-Voting Shares to convert them to Common Shares on a one-for-one basis.

(b)   Accumulated other comprehensive income (loss)

	2009					2008
	Other comprehensive income (loss)			Accumulated other comprehensive income (loss)		Other comprehensive income (loss)			Accumulated other comprehensive income (loss)
Years ended December 31 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period	End of period
Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(i))
Gains (losses) arising in current period	$(264)	$(26)	$(238)			$405	$58	$347
(Gains) losses arising in prior periods and transferred to net income in the current period	362	55	307			(440)	(67)	(373)
	98	29	69	$(122)	$(53)	(35)	(9)	(26)	$(96)	$(122)
Cumulative foreign currency translation adjustment	(12)	—	(12)	(7)	(19)	2	—	2	(9)	(7)
Change in unrealized fair value of available-for-sale financial assets and recognition of amounts realized	1	—	1	(1)	—	(2)	—	(2)	1	(1)
	$87	$29	$58	$(130)	$(72)	$(35)	$(9)	$(26)	$(104)	$(130)

The net amount of the existing gains (losses) arising from the unrealized fair value of the 2011 cross currency interest rate swap agreements, which are derivatives that are designated as cash flow hedges and are reported in accumulated other comprehensive income, would be reclassified to net income if the agreements were early terminated; the amount of such reclassification would be dependent upon fair values and amounts of the agreements terminated. As at December 31, 2009, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges, other than in respect of the 2011 cross currency interest rate swap agreements, which are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding tax effects, is $3 million.

(c)   Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

54

notes to consolidated financial statements

The following table presents a summary of the activity related to the Company’s share option plans.

	2009		2008
Years ended December 31	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	10,153,316	$39.23	8,284,634	$37.17
Granted	2,572,556	30.61	2,949,957	43.81
Exercised(1)	(619,760)	20.71	(582,286)	27.54
Forfeited	(958,122)	42.18	(466,489)	45.61
Expired	(90,074)	30.21	(32,500)	46.72
Outstanding, end of period	11,057,916	$38.08	10,153,316	$39.23

(1)   The total intrinsic value of share option awards exercised for the year ended December 31, 2009, was $7 million (2008 — $9 million) (reflecting a weighted average price at the dates of exercise of $32.41 per share (2008 — $42.54 per share)). The tax benefit realized for the tax deductions from share option exercises for the year ended December 31, 2009, was $NIL (2008 — $2 million).

In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event did not result in the optionees receiving incremental value and therefore modification accounting was not required for it. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company’s discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. In 2007, certain outstanding grants of share option awards had a net-cash settlement feature applied to them, as further discussed in Note 12(b); the optionee has the choice of exercising the net-cash settlement feature.

The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

	2009				2008
Years ended December 31	Common Shares		Non-Voting Shares	Total	Common Shares		Non-Voting Shares	Total
Shares issued pursuant to exercise of share options	1,506		23,984	25,490	1,700		13,339	15,039
Impact of optionee choosing to settle share option award exercises using net-cash settlement feature	88,221		474,941	563,162	34,667		341,421	376,088
Shares issued pursuant to use of share option award net-equity settlement feature	N/A	(1)	15,162	15,162	N/A	(1)	47,748	47,748
Impact of Company choosing to settle share option award exercises using net-equity settlement feature	N/A	(1)	15,946	15,946	N/A	(1)	143,411	143,411
Share options exercised	89,727		530,033	619,760	36,367		545,919	582,286

(1)   Share option awards for Common Shares do not have a net-equity settlement feature.

55

notes to consolidated financial statements

The following is a life and exercise price stratification of the Company’s share options outstanding as at December 31, 2009.

							Options exercisable
Options outstanding(1)							Number of shares	Weighted average price
Range of option prices						Total
Low	$8.43	$14.63	$21.99	$33.14	$50.47	$8.43
High	$10.75	$19.92	$32.85	$47.22	$64.64	$64.64
Year of expiry and number of shares
2010	—	7,350	459,198	226,515	—	693,063	693,063	$28.79
2011	—	2,200	888,839	748,709	—	1,639,748	1,639,748	$29.24
2012	5,583	109,700	65,000	1,221,446	—	1,401,729	1,146,434	$34.91
2013	—	—	—	1,224,350	52,331	1,276,681	1,027,315	$43.24
2014	—	—	—	12,330	1,065,434	1,077,764	—	$—
2015	—	—	—	2,522,355	—	2,522,355	—	$—
2016	—	—	2,445,936	640	—	2,446,576	—	$—
	5,583	119,250	3,858,973	5,956,345	1,117,765	11,057,916	4,506,560
Weighted average remaining contractual life (years)	2.8	2.7	4.4	3.5	4.2	3.9
Weighted average price	$10.05	$16.22	$28.33	$41.39	$56.59	$38.08
Aggregate intrinsic value(2) (millions)	$—	$2	$17	$—	$—	$19
Options exercisable
Number of shares	5,583	119,250	1,413,037	2,951,339	17,351	4,506,560
Weighted average remaining contractual life (years)	2.8	2.7	1.4	2.2	3.9	1.9
Weighted average price	$10.05	$16.22	$24.39	$38.94	$56.34	$33.80
Aggregate intrinsic value(2) (millions)	$—	$2	$12	$—	$—	$14

(1)   As at December 31, 2009, 10,628,744 share options, with a weighted average remaining contractual life of 3.8 years, a weighted average price of $38.04 and an aggregate intrinsic value of $19 million, are vested or were expected to vest; these amounts differ from the corresponding amounts for all share options outstanding due to an estimate for expected forfeitures.

(2)   The aggregate intrinsic value is calculated upon December 31, 2009, per share prices of $34.11 for Common Shares and $32.75 for Non-Voting Shares.

As at December 31, 2009, less than one million Common Shares and approximately 15 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

(d)   Purchase of shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, the Company may purchase shares for cancellation pursuant to permitted normal course issuer bids in order to maintain or adjust its capital structure. The Company has purchased, for cancellation, through the facilities of the Toronto Stock Exchange or other means permitted by the Toronto Stock Exchange and other securities regulators, including privately negotiated block purchases, Common Shares and Non-Voting Shares pursuant to successive normal course issuer bids, the most recent of which expired December 22, 2009. The excess of the purchase price over the average stated value of shares purchased for cancellation is charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company’s purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

20    commitments and contingent liabilities

(a)   Canadian Radio-television and Telecommunications Commission Decisions 2002-34, 2002-43 and 2006-9 deferral accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account as a component of the price caps form of regulation. The Company made significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43.

On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1, Review and disposition of the deferral accounts for the second price cap period, which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers’ deferral accounts. Although amounts were accumulated in the deferral account only during the four-year period ended May 31, 2006, the proceeding was to address only the amounts accumulated in the deferral account during the two-year period ended May 31, 2004. The outcomes of this proceeding are as set out in the following table.

56

notes to consolidated financial statements

Initiative
Decision	Issued	Expansion of broadband services in respective incumbent local exchange carrier operating territories to rural and remote communities	Enhance accessibility to telecommunications services for individuals with disabilities	Rebate balance of deferral account to local residential customers in non-high cost serving areas
Decision CRTC 2006-9, Disposition of funds in the deferral account	February 16, 2006	Majority of accumulated balance of deferral account to be used for this initiative	Minimum of 5% of accumulated balance of deferral account to be used for this initiative	Remaining amount of accumulated balance of deferral account to be used for this initiative
Decision CRTC 2007-50, Use of deferral account to expand broadband services to certain rural and remote communities	July 6, 2007	Expansion of broadband services to 115 communities in British Columbia and Quebec approved
Decision CRTC 2008-1, Use of deferral account funds to improve access to telecommunications services for persons with disabilities and to expand broadband services to rural and remote communities	January 17, 2008

Expansion of broadband services to an additional 119 rural and remote communities approved; determination that no further communities can be submitted to exhaust remaining funds in the deferral account

			Approved the use of approximately 5% of the accumulated balance of the Company’s deferral account	Confirmed that remaining amount of accumulated balance of deferral account to be used for this initiative

There have been a series of escalating court actions since the issuance of CRTC Telecom Decision 2006-9 and Telecom Decision 2008-1 and the litigants have included the Consumers Association of Canada, the National Anti-Poverty Organization, Bell Canada and the Company. The consumer groups appealed to the courts to direct that rebates be made to local telephone subscribers rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada appealed to the courts that the CRTC exceeded its jurisdiction to the extent it approved rebates from the deferral account. The Company appealed to the courts to permit incumbent local exchange carriers to file for approval further lists of communities that would be eligible for broadband expansion from the remaining funds in the deferral account rather than rebating the remaining funds to local telephone subscribers. The Supreme Court of Canada granted a stay of CRTC Telecom Decision 2006-9 in so far as it required a rebate to local telephone subscribers. The appeals pertaining to the disposition of the accumulated amounts in the deferral account by the consumer groups, Bell Canada and the Company were heard by the Supreme Court of Canada in March 2009.

On September 18, 2009, the Supreme Court of Canada issued its decision on this matter and denied both the Company’s and Bell Canada’s appeal and reconfirmed the previous decisions of the CRTC. Subsequent to that date the CRTC directed the Company to file, in January 2010, a re-submission of its initial cost estimates and a four-year construction proposal associated with the currently approved 229 communities. The Company anticipates it will commence implementing its Internet Protocol expansion program to rural and remote communities in mid-2010. The Supreme Court of Canada decision removed the uncertainty associated with the deferral account.

(b)   Leases

The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. At December 31, 2009, the future minimum lease payments under capital leases and operating leases are as follows:

		Operating lease payments
		Land and buildings			Vehicles and
Years ending December 31 (millions)	Capital lease payments	Rent	Occupancy costs	Gross	other equipment	Total
2010	$2	$170	$92	$262	$21	$283
2011	—	156	88	244	18	262
2012	—	146	87	233	11	244
2013	—	137	83	220	5	225
2014	—	124	77	201	1	202
Total future minimum lease payments	2
Less imputed interest	1
Capital lease liability	$3

Total future minimum operating lease payments at December 31, 2009, were $2,434 million. Of this amount, $2,376 million was in respect of land and buildings; approximately 55% of this amount was in respect of the Company’s five largest leases, all of which were for office premises over various terms, with expiry dates which range from 2016 to 2026.

57

notes to consolidated financial statements

(c)          Guarantees

Guarantees: Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a worst-case scenario and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at December 31, 2009, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at December 31, 2009, the Company has no liability recorded in respect of indemnification obligations.

(d)          Claims and lawsuits

General: A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company.  As well, the Company has received or is aware of certain intellectual property infringement claims and potential claims against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss cannot be readily determined currently. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items enumerated following.

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen’s Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $16 million.

After a number of years of inactivity, both actions were discontinued by the respective plaintiffs on a without costs basis as at November 16, 2009.

Certified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class was certified on September 17, 2007, by the Saskatchewan Court of Queen’s Bench. On February 20, 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two recent decisions of the Supreme Court of Canada. The Company has applied for leave to appeal the certification decision. Since the enactment of opt-out class action legislation in Saskatchewan, Plaintiff’s counsel has applied to certify a new national class in Saskatchewan making substantially the same allegations. The Company believes this was done in an attempt to take advantage of the expanded scope in class action legislation since 2004.  The new class action has been stayed by the court upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. The Company believes that it has good defences to both actions.

58

notes to consolidated financial statements

Similar proceedings have also been filed by, or on behalf of, plaintiffs’ counsel in other provincial jurisdictions.

Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

Uncertified class actions: Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

21            additional financial information

(a)          Statement of income and other comprehensive income

Years ended December 31 (millions)	2009	2008
Operations expense(1):
Cost of sales and service	$3,278	$3,235
Selling, general and administrative	2,647	2,580
	$5,925	$5,815
Advertising expense	$282	$312
Employee benefits expense
Wages and salaries(2)	$2,093	$2,226
Pensions — defined benefit (Note 13(a))	18	(100)
Pensions — defined contribution (Note 13(l))	61	63
Other defined benefits	2	(2)
Restructuring costs (Note 7)	186	59
Other	128	140
	2,488	2,386
Capitalized internal labour costs	(368)	(371)
	$2,120	$2,015

(1)          Cost of sales and service excludes depreciation and amortization of intangible assets and includes cost of goods sold and costs to operate and maintain access to and usage of the Company’s telecommunications infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.

Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

(2)          Wages and salaries include share-based compensation for the year ended December 31, 2009 of $69 (2008 — $88), as disclosed in Note 12.

(b)          Statement of financial position

As at December 31 (millions)	2009	2008
Accounts receivable
Customer accounts receivable	$556	$843
Accrued receivables — customer	103	110
Allowance for doubtful accounts	(59)	(77)
	600	876
Accrued receivables — other	93	87
Other	1	3
	$694	$966
Inventories
Wireless handsets, parts and accessories	$226	$332
Other	44	65
	$270	$397
Other long-term assets (as adjusted — Note 2(b))
Recognized transitional pension assets and pension plan contributions in excess of charges to income	$1,565	$1,401
Other	37	17
	$1,602	$1,418

59

notes to consolidated financial statements

As at December 31 (millions)	2009	2008
Accounts payable and accrued liabilities
Accrued liabilities	$560	$527
Payroll and other employee-related liabilities	272	347
Accrual for net-cash settlement feature for share option awards (Note 12(b))	14	27
Asset retirement obligations	3	3
	849	904
Trade accounts payable	382	441
Interest payable	60	58
Other	94	62
	$1,385	$1,465
Advance billings and customer deposits
Advance billings	$470	$475
Regulatory deferral accounts (Note 20(a))	144	146
Deferred customer activation and connection fees	40	44
Customer deposits	20	24
	$674	$689
Other long-term liabilities
Derivative liabilities (Note 5(h))	$721	$785
Pension and other post-retirement liabilities	214	210
Other	173	108
	1,108	1,103
Deferred customer activation and connection fees	80	95
Deferred gain on sale-leaseback of buildings	38	54
Asset retirement obligations	45	43
	$1,271	$1,295

(c)          Supplementary cash flow information

Years ended December 31 (millions)	2009	2008
Net change in non-cash working capital
Short-term investments	$—	$42
Accounts receivable	272	(217)
Inventories	143	(114)
Prepaid expenses and other	9	9
Accounts payable and accrued liabilities	(98)	(31)
Income and other taxes receivable and payable, net	28	253
Advance billings and customer deposits	(15)	57
	$339	$(1)
Long-term debt issued
TELUS Corporation Commercial Paper	$5,387	$7,831
TELUS Corporation Credit Facility expiring May 1, 2012	2,025	4,652
Long-term debt other than TELUS Corporation Commercial Paper and TELUS Corporation Credit Facility expiring May 1, 2012	1,700	500
	$9,112	$12,983
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper	$(5,351)	$(7,985)
TELUS Corporation Credit Facility expiring May 1, 2012	(3,003)	(3,674)
Long-term debt other than TELUS Corporation Commercial Paper and TELUS Corporation Credit Facility expiring May 1, 2012	(890)	(8)
	$(9,244)	$(11,667)
Interest (paid)
Amounts (paid) in respect of interest expense	$(468)	$(457)
Amounts (paid) in respect of loss on redemption of long-term debt (Note 18(b))	(99)	—
	$(567)	$(457)

22            differences between Canadian and United States generally accepted accounting principles

The Consolidated financial statements have been prepared in accordance with Canadian GAAP. As discussed further in Note 2(a), Canadian GAAP is being converged with IFRS-IASB. The United States Securities and Exchange Commission,

60

notes to consolidated financial statements

effective March 4, 2008, no longer requires certain reporting issuers, such as the Company, to reconcile their financial statements included in their filings with the United States Securities and Exchange Commission and prepared in accordance with IFRS-IASB to U.S. GAAP. Upon the commencement of presenting the Company’s financial statements in accordance with IFRS-IASB in fiscal 2011, the Company currently expects that it will cease reconciling its financial statements to U.S. GAAP.

The principles currently adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below.

Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Years ended December 31 (millions except per share amounts)	2009	2008
		(as adjusted — (g))
Net income in accordance with Canadian GAAP	$1,002	$1,131
Adjustments:
Operating expenses
Operations (b)	(65)	(62)
Amortization of intangible assets (c)	(50)	(50)
Taxes on the above adjustments and tax rate changes (e)	44	42
Net income in accordance with U.S. GAAP	931	1,061
Other comprehensive income (loss), net of taxes (f)
In accordance with Canadian GAAP	58	(26)
Change in pension related other comprehensive income accounts	(439)	(225)
In accordance with U.S. GAAP	(381)	(251)
Comprehensive income in accordance with U.S. GAAP	$550	$810
Net income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares	$927	$1,058
Non-controlling interests	4	3
	$931	$1,061
Comprehensive income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares	$546	$807
Non-controlling interests	4	3
	$550	$810
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
- Basic	$2.92	$3.30
- Diluted	$2.91	$3.29

The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

Years ended December 31 (millions)	2009	2008
Schedule of retained earnings (deficit) under U.S. GAAP
Balance at beginning of period	$324	$(61)
Intangible assets transitional amount (Note 2(b))	(97)	(97)
Adjusted opening balance	227	(158)
Net income in accordance with U.S. GAAP attributable to Common Shares and Non-Voting Shares	927	1,058
	1,154	900
Common Share and Non-Voting Share dividends paid, or payable, in cash	(601)	(584)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital	—	(89)
Balance at end of period	$553	$227

61

notes to consolidated financial statements

The following is an analysis of major statement of financial position categories reflecting the application of U.S. GAAP:

As at December 31 (millions)	2009	2008
		(as adjusted — Note 2(b))
Current Assets	$1,127	$1,514
Non-Current Assets
Property, plant, equipment and other	7,729	7,317
Intangible assets	6,605	6,673
Goodwill	3,974	3,966
Other Assets	253	639
	$19,688	$20,109
Current Liabilities	$2,964	$3,057
Non-Current Liabilities
Long-term debt	6,120	6,376
Other long-term liabilities	1,304	1,256
Deferred income taxes	1,323	1,402
Total Liabilities	11,711	12,091
Owners’ Equity(1)
Common Share and Non-Voting Share equity	7,956	7,995
Non-controlling interests	21	23
	7,977	8,018
	$19,688	$20,109

(1)          Owners’ equity as at December 31, 2008, has been adjusted to include non-controlling interests, as further discussed in (g).

The following is a reconciliation of Common Share and Non-Voting Share equity incorporating the significant differences between Canadian and U.S. GAAP:

	Common Share and Non-Voting Share equity
As at December 31, 2009 (millions)	Common Shares	Non-Voting Shares	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Under Canadian GAAP	$2,216	$3,070	$181	$2,159	$(72)	$7,554
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,733	883	—	(1,508)	(829)	279
Share-based compensation (b)	10	53	31	(94)	—	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131	—	(8)	—	123
Convertible debentures	—	(3)	(1)	4	—	—
Under U.S. GAAP	$3,959	$4,134	$211	$553	$(901)	$7,956

	Common Share and Non-Voting Share equity
As at December 31, 2008 (millions)	Common Shares	Non-Voting Shares	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Under Canadian GAAP(1)	$2,216	$3,069	$168	$1,762	$(130)	$7,085
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,732	883	—	(1,438)	(390)	787
Share-based compensation (b)	10	53	30	(93)	—	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131	—	(8)	—	123
Convertible debentures	—	(3)	(1)	4	—	—
Under U.S. GAAP	$3,958	$4,133	$197	$227	$(520)	$7,995

(1)          Opening retained earnings under Canadian GAAP and U.S. GAAP have been adjusted, as further discussed in Note 2(b).

(a)          Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method resulted in TELUS

62

notes to consolidated financial statements

(TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662 million (including merger related costs of $52 million) effective January 31, 1999.

(b)          Operating expenses — Operations

Future employee benefits: Under U.S. GAAP, TELUS’ future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Unlike Canadian GAAP, U.S. GAAP requires the full recognition of obligations associated with its employee future benefit plans. Under U.S. GAAP, the funded status of the Company’s plans is shown gross on the consolidated statements of financial position and the difference between the net funded plan states and the net accrued benefit asset or liability is included as a component of accumulated other comprehensive income.

Share-based compensation: Both Canadian GAAP and U.S. GAAP require the use of the fair value method of accounting for share-based compensation for awards made after 2001 and 1994, respectively.

On a prospective basis, commencing January 1, 2006, there is no longer a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards accounted for as equity instruments. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in owners’ equity accounts arising from these awards will continue.

Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments; the minimum expense recognized for the affected share option awards will be their grant-date fair values. Under U.S. GAAP, the grant-date fair values of affected outstanding share option awards granted subsequent to 1994 affected the transitional amount whereas Canadian GAAP only considered grant-date fair values for affected outstanding share option awards granted subsequent to 2001; for the year ended December 31, 2009, this resulted in the U.S. GAAP expense being greater than the Canadian GAAP expense by $1 million (2008 — $NIL).

(c)          Operating expenses — Amortization of intangible assets

As TELUS’ intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

		Accumulated	Net book value
As at December 31 (millions)	Cost	amortization	2009	2008
Intangible assets subject to amortization
Subscribers — wireline	$1,950	$493	$1,457	$1,507
Intangible assets with indefinite lives
Spectrum licences(1)	1,833	1,833	—	—
	$3,783	$2,326	$1,457	$1,507

(1)          Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2009, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2010	$414
2011	327
2012	202
2013	102
2014	80

(d)          Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS’ assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

63

notes to consolidated financial statements

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(e)          Income taxes

Years ended December 31 (millions)	2009	2008
Current	$286	$275
Deferred	(112)	131
	174	406
Investment Tax Credits	(15)	(12)
	$159	$394

The Company’s income tax expense, for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2009		2008
Basic blended federal and provincial tax at statutory income tax rates	$331	30.3%	$451	31.0%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(97)		(40)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(68)		(21)
Share option award compensation	4		6
Investment Tax Credits, net of tax	(10)		(8)
Other	(1)		6
U.S. GAAP income tax expense	$159	14.7%	$394	27.1%

The Company must make significant estimates in respect of the composition of its deferred income tax asset and deferred income tax liability. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the deferred income tax liability are estimated as follows:

As at December 31 (millions)	2009	2008
Property, plant, equipment, other and intangible assets subject to amortization	$(583)	$(559)
Intangible assets with indefinite lives	(789)	(830)
Partnership income unallocated for income tax purposes	(437)	(556)
Net pension and share-based compensation amounts	43	(92)
Reserves not currently deductible	124	112
Losses available to be carried forward	40	44
Other	(15)	20
	$(1,617)	$(1,861)
Deferred income tax liability
Current	$(294)	$(459)
Non-current	(1,323)	(1,402)
Deferred income tax asset (liability)	$(1,617)	$(1,861)

Effective January 1, 2007, the Company adopted the method of accounting for uncertain income tax positions prescribed by Financial Accounting Standards Board Accounting Standards Codification topic 740, Income Taxes.  This topic is intended to standardize accounting practice for the recognition, derecognition and measurement of tax benefits to enable consistency and comparability among reporting entities for the reporting of income tax assets and liabilities. No consequential adjustments were required in the Company’s financial statements as a result of that adoption.

The total amount of unrecognized tax benefits, excluding net capital losses, that, if recognized, would affect the effective tax rate at December 31, 2009, is $258 million (2008 — $221 million). Unrecognized tax benefits related to net capital losses, if recognized, amount to $156 million (2008 — $156 million), of which $NIL (2008 — $12 million) would have affected the effective tax rate for the year ended December 31, 2009.

The gross amount of unrecognized tax benefits is calculated as the undiscounted cumulative impact of such positions on taxable income before timing-related reversals that have yet to be realized and before the application of losses carried forward multiplied by the applicable tax rate for the estimated period when such benefit will be realized.

64

notes to consolidated financial statements

	2009			2008
	Unrecognized tax benefits			Unrecognized tax benefits
Years ended December 31 (millions)	Gross	Component sheltered by losses carried forward	Component comprised of capital losses	Gross	Component sheltered by losses carried forward	Component comprised of capital losses
Balance, beginning of period	$867	$310	$156	$951	$630	$162
Tax positions related to prior years
Additions for tax returns filed during the year, less prior year estimates	11	—	—	7	(11)	—
	878	310	156	958	619	162
Tax positions related to prior years
Reduction for timing items deductible in the year	(47)	(47)	—	(119)	(119)	—
Acquisitions	—	—	—	25	28	—
Other changes in estimates	7	—	—	52	(10)	—
Tax positions related to current year
Estimated additions	35	30	—	71	69	—
Reductions	—	—	—	—	—	—
Settlements	(67)	—	—	(94)	(57)	—
Current period reduction in losses	(2)	(258)	—	—	(207)	—
Lapses in statutes of limitations	(1)	—	—	(12)	(7)	—
Adjustments for tax rate changes	(3)	—	—	(14)	(6)	(6)
Balance, end of period	$800	$35	$156	$867	$310	$156

Included in the balance at December 31, 2009 and 2008, excluding net capital losses, are tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. In addition, the Company has losses carried forward that are available to be applied against unrecognized tax benefits. As a result, the impact on the annual effective tax rate is significantly less than the gross amount of gross unrecognized tax benefits noted above.

The gross reserves are adjusted for tax rate changes applicable to current and future taxation years based on the expected timing of loss utilization.

In the application of both Canadian GAAP and U.S. GAAP, the Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of Financing costs. As at January 1, 2007, the Company had recorded accrued interest payable of $8 million in respect of differences between the times tax-related exposures have been funded compared to the times the tax-related exposures may have come into existence, as well as interest receivable of $9 million. During the year ended December 31, 2009, the Company recorded interest income of $46 million (2008 — $8 million) in respect of income taxes, recorded interest expense of $NIL (2008 — $5 million) and collected $54 million (2008 — $1 million) of interest receivable.

As at December 31, 2009, it is reasonably possible that the Company’s net unrecognized tax benefits will significantly increase and decrease in the next twelve months for the following items:

•      It is expected that Notices of Reassessment will be issued and/or settlements will be reached with various government authorities over the next twelve months that are expected to effectively settle a number of uncertain tax positions and result in adjustments to the effective tax rate and gross unrecognized tax benefits including the abandonment of any remaining unrecognized tax benefits. Certain presently unrecognized tax benefits pertain to a number of items involving uncertainty as to the exact taxation period tax deductions may be claimed among periods of changing statutory tax rates.  It is estimated the gross amount of the unrecognized tax benefits that are expected to be resolved ranges from $115 million to $135 million (2008 — $120 million to $140 million).

•      For those items that are timing in nature, it is reasonably possible that the gross unrecognized tax benefits will decrease by $15 million to $25 million (2008 — $50 million to $60 million) as temporary differences are drawn down.

•      It is reasonably possible that the Company’s net and gross unrecognized tax benefits will decrease due to the expected lapse of the statute of limitations that would otherwise allow governmental authorities to challenge positions taken in tax returns for certain prior taxation years. Such unrecognized tax benefits are reasonably estimated at $2 million (2008 — $1 million).

•      During the next twelve months, the Company will file tax returns covering the period ended December 31, 2009, as required by statute. The returns are likely to contain unrecognized tax benefits that are different than what has been quantified above. As the positions will only be finalized at the time the tax returns are prepared, the amount of such benefits cannot be estimated with certainty prior to that time.

65

notes to consolidated financial statements

As at December 31, 2009, income tax returns, whether filed or not, pertaining to taxation years that remain open to examination by major jurisdictions are as follows:

	2009		2008
As at December 31	Restricted to appeals	Other	Restricted to appeals	Other
Canada – Federal	1999 – 2001, 2003	2002, 2004 – 2009	1999 – 2001, 2003	2002, 2004 – 2008
Canada – provincial	1999 – 2001	2002 – 2009	1999 – 2000	2001 – 2008
United States	N/A	2006 – 2009	N/A	2005 – 2008

(f)            Comprehensive income (loss)

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners.

	2009			2008
Years ended December 31 (millions)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)
Amount arising	$87	$(593)	$(506)	$(35)	$(307)	$(342)
Income tax expense	29	(154)	(125)	(9)	(82)	(91)
Net	58	(439)	(381)	(26)	(225)	(251)
Accumulated other comprehensive income (loss), beginning of period	(130)	(390)	(520)	(104)	(165)	(269)
Accumulated other comprehensive income (loss), end of period	$(72)	$(829)	$(901)	$(130)	$(390)	$(520)

The closing accumulated other comprehensive income amounts in respect of components of net periodic benefit costs not yet recognized, and the amounts expected to be recognized in fiscal 2010, are as follows:

	2009				2008
	Accumulated other comprehensive income amounts			Amounts expected to be	Accumulated other comprehensive income amounts
As at December 31 (millions)	Gross	Tax effect	Net	recognized in 2010	Gross	Tax effect	Net
Pension benefit plans
Unamortized net actuarial loss (gain)	$1,528	$417	$1,111	$85	$938	$277	$661
Unamortized past service costs	31	10	21	4	33	11	22
Unamortized business combination difference	(418)	(116)	(302)	—	(413)	(128)	(285)
	1,141	311	830	89	558	160	398
Other benefit plans
Unamortized net actuarial loss (gain)	(1)	—	(1)	(1)	(12)	(3)	(9)
Unamortized business combination difference	—	—	—	—	1	—	1
	(1)	—	(1)	(1)	(11)	(3)	(8)
	$1,140	$311	$829	$88	$547	$157	$390

(g)         Accounting policy developments

Business combinations and non-controlling interests: As discussed further in Note 2(c), effective January 1, 2009, the Company has adopted the new Canadian recommendations for business combinations, consolidations and non-controlling interests. Due to the transitional provisions of the new Canadian recommendations, and the concurrently adopted Financial Accounting Standards Board Accounting Standards Codification topic 805, Business Combinations, and Financial Accounting Standards Board Accounting Standards Codification topic 810, Consolidation, the reconciliation of the significant differences between the Canadian GAAP and U.S. GAAP net income of the Company for the years ended December 31, 2009 and 2008, would be affected as follows:

66

notes to consolidated financial statements

	2009		2008
Years ended December 31 (millions except per share amounts)	Excluding effect of application of cited new Canadian and U.S. standards	As currently reported	As previously reported	As currently reported
Net income in accordance with Canadian GAAP (Note 2(c))	$964	$1,002	$1,128	$1,131
Adjustments:
Operating expenses
Operations	(65)	(65)	(62)	(62)
Amortization of intangible assets	(50)	(50)	(50)	(50)
Taxes on the above adjustments and tax rate changes	44	44	42	42
Net income in accordance with U.S. GAAP	893	931	1,058	1,061
Other comprehensive income (loss), net of taxes
In accordance with Canadian GAAP	58	58	(26)	(26)
Change in pension related other comprehensive income accounts	(439)	(439)	(225)	(225)
In accordance with U.S. GAAP	(381)	(381)	(251)	(251)
Comprehensive income in accordance with U.S. GAAP	$512	$550	$807	$810
Net income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares		$927		$1,058
Non-controlling interests		4		3
		$931		$1,061
Comprehensive income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares		$546		$807
Non-controlling interests		4		3
		$550		$810
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
- Basic	$2.81	$2.92	$3.30	$3.30
- Diluted	$2.81	$2.91	$3.29	$3.29

Derivative instrument disclosure requirements: Under U.S. GAAP, effective January 1, 2009, the Company is required to comply with new standards in respect of derivative instrument disclosures, as prescribed by Accounting Standards Codification topic 815, Derivatives and Hedging. The Company is not materially affected by the provisions of this standard.

Accounting for transfers of financial assets and consolidation of variable interest entities: Under U.S. GAAP, for interim and annual reporting effective with its 2010 fiscal year, the Company will be required to comply with amended standards in respect of transfers of financial assets and variable interest entities, as prescribed by Accounting Standards Codification topic 860, Transfers and Servicing and Accounting Standards Codification topic 810, Consolidation. Earlier application is prohibited. The Company is assessing the provisions of these topics.

Many of the disclosure provisions of Accounting Standard Codification topic 860, Transfers and Servicing were incorporated in FASB Staff Position FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, which the Company was required to comply with effective with its 2008 fiscal year end reporting.

Recently issued accounting standards not yet implemented: As would affect the Company, there are no U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.

67

TELUS CORPORATION

Management’s discussion and analysis

2009

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Targets for 2010 and assumptions are described in Section 1.5 of Management’s discussion and analysis.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including more active price competition; the expectation that new wireless competitors will launch or expand services in 2010 using advanced wireless services (AWS) spectrum; industry growth rates including wireless penetration gain; actual network access line losses; TELUS TV and wireless subscriber additions experience; variability in wireless average revenue per unit (ARPU) as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels, and TELUS TV installation costs); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, and pension performance, funding and expenses); capital expenditure levels in 2010 and beyond (due to the Company’s wireline broadband initiatives, fourth generation (4G) wireless deployment strategy, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including collective bargaining in the TELUS Québec region and for a national collective agreement expiring in late 2010); business integrations and internal reorganizations (including ability to successfully implement cost reduction initiatives and realize expected savings); technology (including reliance on systems and information technology, broadband and wireless technology options and roll-out plans, choice of suppliers and suppliers’ ability to maintain and service their product lines, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of high-speed packet access (HSPA) / long-term evolution (LTE) wireless technology, successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA devices), new services and supporting systems; and successful upgrades of TELUS TV technology); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILECs’) obligation to serve; utilization of funds in the ILECs’ deferral accounts; interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the cost of acquiring the spectrum); the possibility of Industry Canada changing annual spectrum fees to a market-based approach; and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large complex enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); any future acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in Management’s discussion and analysis.

Management’s discussion and analysis (MD&A)

February 25, 2010

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the years ended December 31, 2009 and 2008, and should be read together with TELUS’ audited Consolidated financial statements dated December 31, 2009. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 22 to the Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. All amounts are in Canadian dollars unless otherwise specified. TELUS’ Consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. (TCI). Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TCI includes substantially all of the Company’s wireline segment’s operations and all of the wireless segment’s operations.

Management’s discussion and analysis contents

Section	Page	Contents

1. Introduction, performance summary and targets	3	A summary of TELUS’ consolidated results for 2009, performance against 2009 targets, and presentation of targets for 2010

2. Core business and strategy	13	A discussion of TELUS’ core business and strategy, including examples of TELUS’ activities in support of its six strategic imperatives

3. Key performance drivers	15	A report on 2009 corporate priorities and an outline of 2010 priorities

4. Capabilities	17	A description of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results

5. Discussion of operations	22	A detailed discussion of operating performance for 2009

6. Changes in financial position	34	A discussion of changes in the Consolidated statements of financial position for the year ended December 31, 2009

7. Liquidity and capital resources	35	A discussion of cash flow, liquidity, credit facilities and other disclosures

8. Critical accounting estimates and accounting policy developments	46

A description of accounting estimates that are critical to determining financial results, and changes to accounting policies, including status of transition to International Financial Reporting Standards

9. General outlook	56	Expectations for the telecommunications industry in 2010

10. Risks and risk management	59	Risks and uncertainties facing TELUS and how the Company manages these risks

11. Definitions and reconciliations	82	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction, performance summary and targets

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. (See Disclosure controls and procedures in Section 4.4.) Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. The Canadian Institute of Chartered Accountants (CICA) Corporate Performance Reporting Board has issued guidelines that define standardized EBITDA and standardized free cash flow. While EBITDA and free cash flow discussed in this document are management’s definitions, reconciliations to the standardized definitions are provided in Section 11: Definitions and reconciliations.

1.2 Canadian economy and telecommunications industry

Economic environment

Canada’s economy entered into a recession in the fourth quarter of 2008 that continued through the first half of 2009, followed by modest growth beginning in the third quarter of 2009. Unemployment levels rose to approximately 8.6% in the fourth quarter of 2009, up from 6.4% one year earlier, and it is expected that improvement in unemployment levels will lag the economic recovery. The Bank of Canada reported in its January 2010 Monetary Report that the economic recovery was expected to have picked up in the fourth quarter of 2009, but that the economy was still operating below its productive capacity. The Bank projected the economy will grow by 2.9% in 2010 and 3.5% in 2011, after contracting by an estimated 2.5% in 2009. Persistent strength in the Canadian dollar and a low level of absolute demand in the U.S. continue to act as significant drags on the Canadian economy.

In this uncertain economic environment, consumers and business customers deferred buying decisions, focused more on value, and increased their expectations for lower pricing. See TELUS’ risks discussion in Section 10.11 Economic growth and fluctuations.

Economic effects on TELUS

The Company had to adjust to a weaker than expected Canadian economy that reduced wireless revenue growth and accelerated the Company’s efficiency initiatives to help mitigate the effects of the recession. The economic downturn that began in late 2008 had a significant impact on first quarter wireless results in 2009, prompting management to issue an early release on April 9 of the disappointing wireless subscriber results. Uncertainty regarding the strength and persistence of the economic recovery, and high competitive intensity, affected 2009 wireless results as reflected in year-over-year decreases in gross and net additions of subscribers, and average revenue per subscriber unit (ARPU).

The wireline segment was impacted in 2009 by slower data revenue growth and faster erosion in voice revenue. Strong price competition in both data and voice services, as well as more cautious spending by consumers and businesses, are contributing factors. The Company observed a larger number of disconnections and fewer installations of business network access lines (NALs) in B.C. and Alberta, attributable partly to economic uncertainty and partly to competition. However, residential NAL losses moderated in 2009 at 6.8%, as compared to 7.5% in 2008.

TELUS’ capital structure financial policies, which are discussed under Section 4.3 Liquidity and capital resources, were designed with credit cycles in mind. The Company believes that these financial policies and guidelines, and maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital markets. This is illustrated by the Company’s successful financing activities in 2009, including two new long-term debt issues that facilitated a reduction in amounts drawn on the 2012 credit facility, as well as early partial redemption of U.S. dollar Notes maturing in June 2011 and termination of associated cross currency interest rate swaps. Through these activities, the Company extended the average term to maturity by one year and locked in favourable interest rates.

The economic weakness and stock market decline in 2008 increased TELUS’ net defined benefit pension plans expense and funding in 2009. The expectation is that the 2010 defined benefit pension plans expense will increase by approximately $10 million as compared to 2009, while 2010 funding is expected to decrease because of the stock market recovery in 2009 and proposed federal pension reforms. See Sections 1.4 and 1.5 for the Company’s 2010 public targets.

Despite the challenges of the economic downturn and uneven recovery in 2009, the Company achieved many successes including the early launch of the national 3G+ wireless network, expanded reach and speed of broadband services, expanded coverage of TELUS TV® services, and progress in optimizing resources for the economic and competitive environment. These achievements are expected to better position the Company for the future. (See Section 2: Core business and strategy.)

Telecom industry growth

The Company estimates that revenue growth for the Canadian telecom industry slowed to approximately 1% in 2009 as compared to approximately 3 to 5% in recent years. This can be attributed to the impacts of the recession as wireless growth was reduced by lower ARPU and subscriber growth, and wireline enhanced data growth was largely offset by declines in mature wireline voice local, long distance and legacy data services. TELUS estimates that Canadian wireless industry revenues grew by 3.2% in 2009 (approximately 11% in 2008), with industry-wide growth of more than 1.4 million subscribers and market penetration increasing by an estimated 3.6 percentage points to approximately 69% of the population. In this context, TELUS’ 2009 consolidated revenues decreased by 0.5% for the year, as wireless revenue growth of 1.6% only partially offset the 2.4% decrease in wireline revenues. In 2009, TELUS gained 406,000 new wireless subscribers. In both segments, declines in voice revenues exceeded growth in data revenues. See Section 9: General outlook for further discussion on expectations in 2010.

1.3 Consolidated highlights

	Years ended December 31
($ millions, unless noted otherwise)	2009	2008	Change
Consolidated statements of income
Operating revenues	9,606	9,653	(0.5)%
Operating income	1,769	2,066	(14.4)%
Income before income taxes	1,205	1,567	(23.1)%
Net income	1,002	1,131	(11.4)%

Earnings per share (EPS) (1) – basic ($)	3.14	3.52	(10.8)%
EPS (1) – diluted ($)	3.14	3.51	(10.5)%
Cash dividends declared per share (1) ($)	1.90	1.825	4.1%

Average shares (1) outstanding - basic (millions)	318	320	(0.6)%

Consolidated statements of cash flows
Cash provided by operating activities	2,904	2,819	3.0%

Cash used by investing activities	2,128	3,433	(38.0)%
Capital expenditures
General	2,103	1,859	13.1%
Payment for AWS spectrum licences	—	882	n/m
Total	2,103	2,741	(23.3)%

Acquisitions	26	696	(96.3)%

Cash (used) provided by financing activities	(739)	598	n/m

Subscribers and other measures
Subscriber connections (2) (thousands)	11,957	11,673	2.4%
EBITDA (3)	3,491	3,779	(7.6)%
Free cash flow (3)	500	361	38.5%

Debt and payout ratios (4)
Net debt to EBITDA – excluding restructuring costs (times)	2.0	1.9	0.1
Dividend payout ratio (5) (%)	67	56	11	pts.

n/m – not meaningful; pts. – percentage points

(1)               Includes Common Shares and Non-Voting Shares.

(2)               The sum of wireless subscribers, network access lines, Internet access subscribers and TELUS TV subscribers (IP TV and satellite TV), measured at the end of the respective periods, based on information in billing and other systems. In the second quarter of 2009, the opening balance for subscriber connections was reduced by 5,000 to reflect prior period reporting adjustments to high-speed Internet subscribers, and in the fourth quarter of 2009 the opening balance for subscriber connections was reduced by approximately 11,000 to reflect prior period reporting adjustments to wireless postpaid subscribers.

(3)               EBITDA and free cash flow are non-GAAP measures. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) and Section 11.2 Free cash flow.

(4)               See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

(5)               Based on earnings per share excluding favourable income tax-related adjustments of 55 cents per share in 2009 and 15 cents per share in 2008, 22 cents per share loss on redemption of long-term debt in 2009, and minor impacts from a net-cash settlement feature.

Highlights from operations, including a comparison of results for 2009, or measures as at December 31, 2009, to those in 2008:

•                  Subscriber connections increased by 284,000 in 2009. This includes 6.4% growth in wireless subscribers and 118% growth in TELUS TV subscribers, partly offset by a 0.4% decrease in total Internet subscribers and a 4.7% decrease in total network access lines.

•                  Wireless ARPU was $58.46 in 2009, reflecting a decrease of 6.8% when compared to 2008, as the decline in wireless voice ARPU continued to exceed growth in data ARPU.

•                  Consolidated operating revenues in 2009 decreased by $47 million when compared to 2008. Strong price competition and uncertainty regarding the economic recovery in Canada, described in Section 1.2, have contributed to lower data revenue growth and accelerated voice revenue declines.

•                  Operating income in 2009 decreased by $297 million when compared to 2008, primarily due to lower EBITDA, which included higher restructuring costs (up by $131 million) and increased defined benefit pension plan (DBPP) expenses (up by $118 million).

EBITDA in 2009 decreased by $288 million. When excluding DBPP and restructuring impacts, underlying EBITDA decreased by $39 million. The underlying decrease resulted from lower wireless ARPU and higher wireless subscriber retention costs, as well as higher costs for delivery of TELUS TV services and to support implementation of services for new wireline enterprise customers, partly offset by lower non-pension employee-related expenditures, lower wireline advertising and promotion expenditures and lower costs to acquire new wireless subscribers.

•                  Income before income taxes decreased by $362 million in 2009. Lower Operating income and a $99 million charge associated with the early partial redemption of long-term debt in December 2009, were partly offset by a $33 million increase in interest income primarily from the settlement of prior years’ tax matters.

•                  Net income decreased by $129 million in 2009. In both 2009 and 2008, Net income includes income tax-related adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, and any related interest on reassessments (see Section 5.2). Underlying Net income before favourable income tax-related adjustments was approximately $828 million in 2009, as compared to $1,082 million in 2008, a decrease of $254 million. See the analysis in the following table.

•                  Basic earnings per share was $3.14 in 2009, a year-over-year decrease of 38 cents. Earnings per share in 2009 and 2008 included favourable income tax-related adjustments of approximately 55 cents and 15 cents, respectively. Underlying EPS before favourable income tax-related adjustments was $2.59 in 2009, as compared to $3.37 in 2008. EPS in 2009 also included an approximate 22 cent unfavourable impact of the loss on early partial redemption of long-term debt.

Analysis of Net income ($ millions)	Years ended December 31
Net income in 2008	1,131
Deduct net favourable income tax-related adjustments in 2008 (see Section 5.2)	(49)
1,082
Tax-effected changes
Higher defined benefit pension plan expenses (1)	(82)
Higher restructuring charges (1)	(91)
Other changes in EBITDA (1) (2)	(28)
Changes in depreciation and amortization (1) (2)	(8)
Loss on redemption of long-term debt	(69)
Other	24
828

Net favourable income tax-related adjustments in 2009 (see Section 5.2)	174
Net income in 2009	1,002

(1)          For the purposes of this presentation, the 2009 blended statutory tax rate was used.

(2)          Excluding investment tax credits that are included in income tax-related adjustments.

Liquidity and capital resources highlights, including a comparison of results for 2009, or measures as at December 31, 2009, to those in 2008:

•                  At December 31, 2009, TELUS had unutilized credit facilities exceeding $1.7 billion, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Net debt to EBITDA (excluding restructuring costs) at December 31, 2009 was slightly under 2.0 times, within the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  The dividend payout ratio for 2009 was 67%, based on the annualized fourth quarter dividend and earnings for 2009 excluding favourable income tax-related adjustments, the loss on redemption of long-term debt, and minimal impact from a net-cash settlement feature. The measure calculated based on actual 2009 earnings was 61% and based on 2010 targets for earnings per share (see Sections 1.4 and 1.5), the payout range is 58 to 66%. This latter calculation was factored into the Board decision to not increase the dividend level for the declared fourth quarter 2009 dividend, following five consecutive annual increases in the dividend rate.

On February 10, 2010, the Board of Directors declared a quarterly dividend of 47.5 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on April 1, 2010, to shareholders of record at the close of business on March 11, 2010.

•                  Cash provided by operating activities increased by $85 million in 2009. Changes in securitized accounts receivable contributed a $400 million comparative increase in cash, largely offset by commencement of significant income tax payments net of recoveries of $266 million in 2009 and $110 million higher paid interest, primarily from the early partial redemption of U.S. dollar Notes due June 2011 (see Cash used by financing activities below).

•                  Cash used by investing activities decreased by $1,305 million in 2009, largely due to payment of $882 million for AWS spectrum licences in 2008 and a $670 million decrease in funds used for acquisitions, partly offset by increased capital investments in wireless and wireline broadband infrastructure to enhance the Company’s competitive position and support long-term growth. See Section 1.4 for capital expenditure expectations in 2010.

•                  Cash used by financing activities in 2009 was $739 million, used primarily to make dividend payments and reduce long-term debt. Financing activities included the May 2009 $700 million five-year 4.95% Note issue that facilitated a reduction in amounts drawn on the 2012 credit facility and a reduction in commercial paper. In December, the Company extended the average term to maturity on its long-term debt through a $1 billion 10-year 5.05% Note issue, from which the proceeds were used primarily to early redeem 30% of its outstanding U.S. dollar 8% Notes due June 2011 and terminate associated cross currency interest rate swaps. In 2008, net Cash provided by financing activities was $598 million, as long-term debt increased to help fund the purchase of AWS spectrum in the third quarter and the acquisition of Emergis in January, net of dividend payments and repurchases of shares under a normal course issuer bid. See the report on the 2009 financing and capital structure management plan, as well as the 2010 plan, in Section 4.3 Liquidity and capital resources.

•                  Free cash flow increased by $139 million in 2009 when compared to 2008, mainly due to the payment for AWS spectrum last year and higher interest received in 2009 from income tax-related settlements, partly offset by increased income tax payments, general capital expenditures and interest paid, as well as lower EBITDA adjusted for defined benefit plan contributions, share-based compensation payments and restructuring payments.

1.4 Performance scorecard

Only one of the eight original consolidated and segmented public targets for 2009 was met, with capital expenditures being within 2.6% of the target of approximately $2.05 billion. Management underestimated the business impact of the emerging recession in Canada and Western Canada when announcing the targets in December 2008. Revenue targets were not achieved as both consumer and business customers restrained spending and, industry-wide, price competition increased. The Company also incurred dilutive pressures on 2009 profitability associated with growth initiatives such as accelerating TELUS TV subscriber loading and implementing large complex enterprise deals, as well as in the fourth quarter, higher retention costs associated with the sale of Apple iPhones beginning in early November. EBITDA was also negatively impacted in 2009 by management’s acceleration of efficiency initiatives to help lower the Company’s longer-term cost structure and maintain margins in the context of slower revenue growth. Consequently, 2009 restructuring costs of $190 million exceeded the original expectation of $50 to $75 million. Notably, the Company stayed within its long-term policy guideline for Net debt to EBITDA — excluding restructuring costs.

During the year, management provided revised annual 2009 guidance with each interim report, and provided final guidance in the 2010 targets call on December 15, 2009. Actual results met the eight metrics from the final guidance.

The following scorecard compares TELUS’ 2009 results to its original targets. In addition, the targets for 2010 are presented to provide information to investors, and are fully qualified by the Caution regarding forward-looking statements at the beginning of the MD&A. For additional information on expectations and assumptions for 2010, see Section 1.5 Financial and operating targets for 2010, Section 1.6 TELUS segments at a glance and Section 9: General outlook.

	Performance for 2009
Scorecards	Actual results	Change from 2008	Original 2009 targets	Result: ✓ Met target X Missed target	2010 Targets and change from 2009 actual results
Consolidated
Revenues	$9.606 billion	(0.5)%	$10.025 to $10.275 billion	X	$9.8 to $10.1 billion 2 to 5%
EBITDA (1)	$3.491 billion	(7.6)%	$3.75 to $3.9 billion	X	$3.5 to $3.7 billion flat to 6%
EPS – basic	$3.14	(10.8)%	—	—	$2.90 to $3.30 (8) to 5%
EPS – basic (excluding income tax-related adjustments and loss on redemption of long-term debt) (2)(3)	$2.81	(16.6)%	$3.40 to $3.70	X	3 to 17%
Capital expenditures	$2.103 billion	13.1% (4)	Approx. $2.05 billion	✓	Approx. $1.7 billion (19)%
Wireline segment
Revenue (external)	$4.899 billion	(2.4)%	$5.05 to $5.175 billion	X	$4.85 to $5.0 billion (1) to 2%
EBITDA	$1.558 billion	(12.2)%	$1.65 to $1.725 billion	X	$1.575 to $1.675 billion 1 to 8%
Wireless segment
Revenue (external)	$4.707 billion	1.6%	$4.975 to $5.1 billion	X	$4.95 to $5.1 billion 5 to 8%
EBITDA	$1.933 billion	(3.6)%	$2.1 to $2.175 billion	X	$1.925 to $2.025 billion flat to 5%

(1)          See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

(2)          A non-GAAP measure. For comparability purposes, excludes items quantified in Note (3) that were not contemplated in setting targets.

(3)          Excluding from 2009 actual results, 55 cents per share of positive income tax-related adjustments and 22 cents per share for a loss on early partial redemption of long-term debt that were not contemplated in setting 2009 targets. Excluding 15 cents per share of positive income tax-related adjustments in 2008 results for comparative purposes.

(4)          Compared to 2008 general capital expenditures, which exclude payment of $882 million for AWS spectrum licences.

The following key assumptions were made at the time the 2009 targets were announced in December 2008.

Assumptions for 2009 original targets	Actual or estimated result for 2009

Ongoing wireline competition in both business and consumer markets, particularly from cable-TV and voice over IP (VoIP) companies

Confirmed by a major cable-TV competitor’s continued digital telephone and Internet subscriber additions and increasing penetration among business customers.

The recent recession contributed to industry-wide pricing pressures in 2009.

Canadian wireless industry market penetration gain of approximately 4.5 percentage points for the year	Estimated penetration gain for 2009 is 3.6 percentage points, compared to approximately 4.3 percentage points in 2008.

Downward pressure on wireless ARPU	Confirmed by the 6.8% decrease in TELUS’ blended ARPU for the year, which is more than originally expected. See Section 5.5 Wireless segment results.

New competitive wireless entry beginning in the fourth quarter of 2009 with most entrants starting in 2010	One new entrant launched service in Toronto and Calgary in December 2009, and certain others are expected to launch in 2010 or have announced plans for 2011.

Restructuring expenses of approximately $50 million to $75 million

$190 million, equal to the revised guidance given in December 2009 to reflect increased operational efficiency activities (previously revised in May, August and November 2009 to approximately $125 million, $150 million and $160 million, respectively).

A blended statutory tax rate of approximately 30 to 31%	The blended statutory income tax rate was 30.3% for the year.

Assumptions for 2009 original targets	Actual or estimated result for 2009

Net payments of income tax of approximately $320 to $350 million

Income tax payments net of recoveries for 2009 were $266 million, including final payments for 2008 and instalments for 2009, less income tax recoveries received in 2009 (previously revised in August to $270 to $310 million and in November to approximately $270 million).

Forecast average exchange rate of U.S.$0.80 per Canadian dollar

The average closing exchange rate for 2009 was approximately U.S.$0.88 per Canadian dollar. Over the year, the rate ranged between U.S.$0.770 and U.S.$0.975. The rate at December 31, 2009, was approximately U.S.$0.95. (Source: the Bank of Canada.)

Most of 2009 capital expenditures were priced in Canadian dollars. The Company employs currency hedges for a varying portion of wireless handset purchases, as circumstances warrant. The principal repayments and interest obligations on the Company’s U.S. dollar debt are effectively fixed by cross currency interest rate swap agreements.

A pension accounting discount rate estimated at 7.00% (subsequently set at 7.25%) and expected long-term return of 7.25% (consistent with the Company’s long-run returns and its future expectations). Defined benefit pension plans net expenses and funding were both estimated to increase in 2009, mainly due to the decline in value of defined benefit pension plans assets in 2008.

•    Defined benefit pension plans net expenses were estimated to be $nil (1) in 2009, subsequently revised to approximately $18 million (2)

•    Defined benefit pension plans contributions were estimated to be approximately $200 million (1) for 2009, subsequently revised to $211 million (2).

The Company’s defined benefit pension plans expense was $18 million in 2009.

The expectation for contributions to defined benefit pension plans was revised to approximately $191 million in May 2009. Actual contributions to defined benefit pension plans were $179 million in 2009.

(1)          December 16, 2008.

(2)          Management’s discussion and analysis for 2008, dated February 11, 2009.

1.5 Financial and operating targets for 2010

The following assumptions apply to TELUS’ 2010 targets presented in Scorecards in the previous section. The 2010 targets and assumptions were originally announced on December 15, 2009, in the Company’s annual financial targets news release and accompanying investor conference call.

For 2010, TELUS has targeted consolidated revenue of $9.8 to $10.1 billion, an increase of 2 to 5%, or approximately $200 to $500 million, over 2009. EBITDA is expected to be in a range of $3.5 to $3.7 billion, remaining flat to an increase of 6% over 2009. Earnings per share (EPS) is targeted to be $2.90 to $3.30 in 2010. TELUS expects 2010 EPS will be impacted by slightly increased depreciation and amortization expense and higher net financing costs due to lower interest income in 2010. Excluding 2009 positive income tax impacts (55 cents per share) and financing charges associated with the early partial redemption of June 2011 Notes (22 cents per share), TELUS expects underlying EPS growth of 3 to 17% in 2010.

Wireline revenue is expected to change between (1)% and 2% in 2010, reflecting data growth in business services and residential entertainment services, largely offset by continued decreases in legacy local and long distance services. Wireline EBITDA is expected to increase by 1 to 8% as a result of modest revenue growth, increased savings from ongoing efficiency initiatives and lower restructuring costs, partly offset by the increased costs related to strong TELUS TV subscriber growth.

TELUS wireless revenue is forecast to increase 5 to 8% in 2010, largely dependent on the extent of growth in wireless subscriber loading and ARPU performance. Growth in wireless loading is expected to benefit from improved industry growth, with a penetration gain of approximately 4%. TELUS expects to benefit from a full year effect of its new 3G+ network, increased data and roaming revenues helping offset continued declines in voice ARPU and the effects of new competitive entry. Wireless EBITDA is expected to be flat to 5% higher in 2010, despite the impact on margins of increased subsidies from higher volumes of smartphone sales for both new and existing clients.

Capital expenditures in 2010 are forecast to return to more historical levels at approximately $1.7 billion. The decrease in 2010 is largely due to the substantial and early completion of TELUS’ high-speed packet access (HSPA) 3G+ wireless network. The wireline broadband network for ADSL2+ is expected to be completed in 2010 with coverage approaching

90% of the top 48 incumbent markets in Alberta and B.C. In addition, the Company began in the second half of 2009 a program to reach the top 48 communities with VDSL2 by the end of 2011.

Assumptions for 2010 targets

Ongoing wireline and wireless competition in both business and consumer markets

Canadian wireless industry market penetration gain of approximately four percentage points for the year (approximately 3.6 percentage points in 2009)

Increased wireless subscriber loading in smartphones

Reduced downward pressure on wireless ARPU (down 6.8% in 2009)

New competitive wireless entry in early 2010 following one competitive launch in December 2009

In wireline, stable residential network access line losses and continued competitive pressure in small and medium business market from cable-TV and VoIP companies

Continued wireline broadband expansion

Significant increase in cost of acquisition and retention expenses for smartphones and TELUS TV loading

EBITDA savings of approximately $135 million from efficiency initiatives

Approximately $75 million of restructuring expenses ($190 million in 2009)

A blended statutory tax rate of approximately 28.5 to 29.5% (30.3% in 2009). The expected decrease is based on enacted changes in federal and provincial income tax rates.

Cash income taxes peaking at approximately $385 to $425 million (net $266 million in 2009) due to the timing of instalment payments

A pension accounting discount rate was estimated at 5.75% and subsequently set at 5.85% (140 basis points lower than 2009). The expected long-term return of 7.25% is unchanged from 2009 and consistent with the Company’s long-run returns and its future expectations.

•      Defined benefit pension plans net expenses were estimated to be $47 million (1) in 2010 and subsequently estimated to be $28 million (compared to $18 million in 2009), based on projected pension fund returns

•      Defined benefit pension plans contributions were estimated to be approximately $147 million (1) in 2010 and subsequently estimated to be $143 million, down from $179 million in 2009, largely due to the stock market recovery in 2009 and proposed federal pension reforms.

(1)          December 15, 2009.

Consolidated 2010 targets

See Caution regarding forward-looking statements at the beginning of the MD&A.

1.6 TELUS segments at a glance

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information in Note 6 of the Consolidated financial statements is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker).

Wireline segment

Solutions offered include:

Voice — reliable phone service with long distance and call management services

Internet — secure high-speed or dial-up access with a comprehensive suite of security services

TELUS TV — flexible digital entertainment service with high-definition (HD) TV, personal video recorder (PVR), Video on Demand and Pay Per View services

IP networks and applications — IP networks that offer converged voice, video, data and Internet services on a secure, high-performing multi-protocol label switching based (MPLS) network

Contact centre solutions — managed contact centre solutions providing secure, stable, low-cost and scalable infrastructure. TELUS International provides contact solutions through centres in North America, Central America and Asia

Conferencing and collaboration — full range of equipment and application solutions to support meetings using phone, video and the web

Hosting and managed IT infrastructure — ongoing assured availability of telecommunications, networks, servers, databases, files and applications with critical applications stored within TELUS’ intelligent Internet data centres

Healthcare — TELUS Health Solutions provides claims management solutions, hospital-to-home technology, patient records at the point of care, and access to essential drug and medical information through information communication technology.

Wireline segment 2010 targets

See Caution regarding forward-looking statements at the beginning of the MD&A.

Wireless segment

Solutions offered include:

Digital voice — postpaid, Pay & Talk® prepaid and Mike® all-in-one services;

Internet and data — web browsing, social networking, instant messaging, text messaging, picture and video messaging, images, ringtones, TELUS Mobile TV®, video on demand, TELUS Mobile Radio®, downloadable music and the latest wireless mobile applications.

Wireless segment 2010 targets

See Caution regarding forward-looking statements at the beginning of the MD&A.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

2.1 Core business

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications provider in Western Canada and also provides data, IP, voice and wireless services to Central and Eastern Canada. TELUS earns the majority of its revenue from access to, and the use of, the Company’s telecommunications infrastructure, or from providing products and services that facilitate access to and usage of this infrastructure.

At December 31, 2009, the Company’s principal subsidiary was wholly owned TELUS Communications Inc. (TCI).

2.2 Strategic imperatives

TELUS’ strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS’ strategy for growth is to focus on its core telecommunications business in Canada supported by international contact centre and outsourcing capabilities.

The Company developed six strategic imperatives almost 10 years ago that management believes remain relevant. A consistent focus on the imperatives guides the Company’s actions and contributes to the achievement of its financial goals. Despite economic challenges in 2009, and changing regulatory and competitive environments, management believes the focus on the imperatives positions the Company for future growth.

Building national capabilities across data, IP, voice and wireless

A key focus for TELUS in 2009 was its investment in broadband networks and services to enhance its competitive position and support future growth opportunities. TELUS successfully launched its new national advanced wireless network in November 2009, based on the latest version of high-speed packet access (HSPA) technology, facilitated by network sharing agreements with Bell Canada. The competitive benefit of the shared network build approach includes: speed-to-market advantage, current coverage advantage relative to another major competitor and all new entrants, and meaningfully lower capital expenditures and operating costs. This development represents a further evolution of the Company’s multi-network strategy that provides customers with access to HSPA, CDMA (code division multiple access) and iDEN (Push to Talk™) services and devices.

The Company’s wireline broadband investments are expanding the coverage and bandwidth of high-speed Internet and digital TELUS TV service in incumbent regions, as well as supporting new business and government contracts. The Company plans to substantially complete its wireline ADSL2+ network in 2010, to offer download speeds of 15 megabits per second (Mbps) or higher, and covering up to 90% of the top 48 communities in Alberta and B.C. by the end of the year. As a next step, the Company has started to deploy VDSL2 technology to bring network download speeds of up to 30 Mbps when the upgrade is largely completed for the top 48 communities by the end of 2011. The Company is also continuing its fibre to the home deployment in new residential areas. These investments in core infrastructure serve to strengthen the Company’s competitive position versus other wireless and cable-TV companies.

In the business market, the Company is maintaining focus on five vertical market segments — the public sector, healthcare, financial services, energy and telecom wholesale. TELUS incurred upfront costs in 2009 to implement services for several large enterprise and public sector customers, for which revenues are expected to be increasingly realized in 2010 and future years. This includes a seven-to-10-year contract worth up to $900 million with the Government of Quebec, to deliver and manage the province’s next generation data network.

Focusing relentlessly on the growth markets of data, IP and wireless

Wireless revenues and wireline data revenues combined account for 71% of total revenue, up two percentage points over 2008 and four percentage points over 2007. TELUS experienced good wireless subscriber growth in 2009, but this was largely offset by decreased ARPU, resulting in network revenue growth of less than 1%. In the wireline segment, data revenue growth was approximately 4% in 2009 as compared to 17% in 2008.

The investment in HSPA/HSPA+ technology allows TELUS to benefit from the future global wireless ecosystem, economies of scale and enhanced roaming revenues. It also supports the launch of new HSPA devices such as the Apple iPhone 3G and 3GS (the iPhone was previously only available through one competitor), BlackBerry Bold, HTC Hero and Sierra Internet Key. While increased smartphone adoption does present near-term dilution, it also represents opportunity for future data revenue growth. As well, TELUS is now able to participate in markets to which it has not previously had full access, such as global roaming. HSPA technology is expected to enable an optimal future transition to long-term evolution (LTE) technology, the emerging worldwide standard for fourth generation or 4G wireless networks.

Based on consumer research, the Company introduced a suite of Clear Choice™ rate plans to differentiate TELUS from its competitors and appeal to customers. Clear Choice plans have no system access or carrier 911 fees, and a reduced number of options, making it easier for customers to choose a plan that is right for them. Existing clients may keep their current plans or switch to new rate plans. It is expected that these rate plans will improve the Company’s competitive position, although they may reduce ARPU.

The Company also implemented significant improvements at telusmobility.com to enhance customers’ online experience, including billing enhancements, service management improvements and online tools to help customers determine the best smartphone to meet their needs.

The Company successfully expanded and complemented its national wireless distribution capabilities with the addition of wireless products in November at locations of newly acquired Black’s Photo Corporation (see Partnering, below).

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

The Company acted on two beneficial business opportunities with Bell Canada, while at the same time continuing to compete vigorously. The network sharing agreement with Bell allowed TELUS to build and launch a national 3G+ wireless network and service earlier with greater coverage and at a significantly lower cost than if done independently. To expand the addressable market for TELUS TV, the Company entered into an agreement with Bell to offer satellite TV service under the TELUS brand in Alberta and B.C., expanding TELUS TV coverage to over 90% of the population in those provinces. TELUS also entered into a network sharing agreement with SaskTel, which is expected to roll out HSPA+ coverage in Saskatchewan in 2010 and 2011.

In September 2009, TELUS acquired Black’s Photo Corporation for $28 million cash ($26 million net of acquired cash) from the private equity fund ReichmannHauer Capital Partners. Black’s is a national imaging and digital retailer in Canada, with 113 stores that are primarily in mall locations. Eighty-one, or 72%, of Black’s stores are in Ontario. The Company expanded its wireless distribution of camera phones through Black’s starting in November, complementing the existing TELUS network of dealers and Company-owned stores.

In 2009, Black’s contributed approximately $44 million to revenue and a net loss of $1 million over approximately four months. This acquisition is also consistent with the strategic imperatives of Building national capabilities across data and wireless and Focusing relentlessly on the growth markets of data, IP and wireless.

Providing integrated solutions that differentiate TELUS from its competitors

The launch of TELUS Satellite TV™ in July enables the Company to more widely offer attractive wireline bundles of local, long distance, Internet and entertainment services in B.C. and Alberta. The ongoing broadband build is expanding IP-based TELUS TV service coverage across B.C., Alberta and Eastern Quebec, providing more HD TV channels and PVR capabilities. The Company more than doubled its TELUS TV subscriber base in 2009.

TELUS International (TI) provides wholesale contact centre, information technology (IT) and business process outsourcing services to domestic, U.S. and international customers. TI offers multi-site, multi-language and multi-country service delivery to large information technology, financial, energy and utility companies. Efforts to better serve these customers included the opening of a new call centre in Nevada and operation of call centres across Central America in 2009, to offer geographic diversity to the marketplace and expanded Spanish-language support. The Company also uses its TI operations for internal outsourcing, providing operational efficiencies and assured quality.

TELUS is pursuing the fast-growing small and medium business (SMB) market by offering differentiated solutions that leverage connectivity, security and IP-based solutions. For example, with the new 3G+ network, SMB customers now have quicker access to applications and capabilities such as wireless invoicing and data back-up. In late 2009, TELUS began realigning and increasing resources for a more integrated and regional approach to improving service to these customers.

Investing in internal capabilities to build a high-performance culture and efficient operations

The Company’s increased focus on its ongoing operating efficiency program began in the second half of 2008 and intensified in 2009 as management responded to the recession’s impact on operating results. Consequently, restructuring costs more than tripled to $190 million in 2009 ($59 million in 2008). TELUS expects to continue its focus on cost reduction in 2010 with a restructuring expense of approximately $75 million for the year. Efficiency initiatives are expected to generate $135 million of operating savings in 2010. See targets and assumptions in Section 1.5 Financial and operating targets for 2010.

The Company continues to implement an array of initiatives that are expected to improve efficiency and reduce costs, including:

•                  Rationalizing external supplier spending

•                  Simplifying processes and decommissioning uneconomic products

•                  Reducing staffing levels, freezing senior management compensation increases and containing benefit costs

•                  Consolidating some business units

•                  Leveraging business process outsourcing and off-shoring

•                  Reducing and controlling expenses operation-wide.

The number of full-time equivalent (FTE) employees decreased by approximately 600 during 2009. This included a decrease of 2,150 domestic FTE employees resulting from restructuring initiatives, attrition and hiring freezes, offset by 700 additional FTE employees for operations at TELUS International and 850 new FTE employees from the acquisition of Black’s Photo.

To help create a positive work environment for team members, several initiatives were introduced in 2009. This included a flexible workplace strategy where one-half of employees periodically choose mobile or at-home work options. Employees are also encouraged to use collaboration tools such as Cisco Telepresence videoconferencing and Microsoft Live Meeting. Benefits include increased productivity, better work-life balance and making a difference to the environment through reduced commuting and travel. These and other efforts earned recognition for TELUS, including being named one of Canada’s Top 100 Employers for 2010 and one of Canada’s Best Diversity Employers in 2009 by Mediacorp Canada.

Going to the market as one team under a common brand, executing a single strategy

Through TELUS’ brand promise — the future is friendly® — the Company is dedicated to enhancing customer lifestyles and improving the competitiveness of customers’ businesses. TELUS continues to maintain a strong and consistent brand across wireless and wireline. The brand promise is also at the heart of the Company’s new wireless Clear and Simple™ rate plans and the Company’s determination to continually improve customer service, such as redesigning the telusmobility.com website.

3.              Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to advance TELUS’ strategy, and focus on the near-term opportunities and challenges to create value for the Company’s shareholders. One challenge is the entry of new regional wireless companies that are launching or expanding operations in 2010. TELUS has been preparing for this since 2008 by way of the new 3G+ wireless network, new devices, simplified rate plans, expanded wireless distribution, and the Koodo® brand and service.

Corporate priorities

2008	2009 (see Progress, following)	2010

Drive profit from strategic services with a focus on data

Build scale in vertical markets and leverage the Emergis acquisition

Exact productivity gains from efficiency improvement initiatives

Elevate the client experience and build enhanced loyalty

Execute technology initiatives, including broadband and IT platforms.

Execute on TELUS’ broadband strategy, leveraging investments in leading wireline and wireless networks to deliver winning solutions for customers

Increase the efficiency of operations to improve TELUS’ cost structure and economic performance

Outpace the competition and earn the patronage of clients through an engaged TELUS team.

Capitalize on the full potential of TELUS’ leading wireless and wireline broadband networks

Enhance TELUS’ position in the small and medium business market

Ensure TELUS delivers its future friendly® brand promise to clients

Continue to improve TELUS’ operational efficiency to effectively compete in the market and fund future growth

Increase TELUS team engagement and live the culture of personal responsibility and customer service.

Corporate priorities for 2009 – Progress

Execute on TELUS’ broadband strategy, leveraging investments in leading wireline and wireless networks to deliver winning solutions for customers

•                  Launched early, on November 5, the national 3G+ network offers customers the technology for increased manufacturer-rated wireless data download speeds of up to 21 megabits per second and access to international roaming service to more than 200 countries. The benefits to TELUS include ending a competitor’s monopoly and early access to wireless devices in Canada, which gives consumers better choice in service providers and smartphones.

•                  Enhanced the launch of new HSPA+ wireless devices with the introduction of a new suite of simplified pricing plans.

•                  Expanded coverage of IP-based TELUS TV service across British Columbia, Alberta and Eastern Quebec, including HD and PVR capabilities.

•                  Introduced TELUS Satellite TV to expand coverage of TELUS TV service to more than 90% of the addressable market in B.C. and Alberta.

•                  Implemented significant improvements on telusmobility.com to enhance customers’ online experience and perception of TELUS’ future friendly brand. Improved online access for such activities as changing rate plans and services, paying bills, making prepaid account top-ups, changing addresses, viewing recent transactions and usage, and quickly managing favourite numbers.

Increase the efficiency of operations to improve TELUS’ cost structure and economic performance

•                  Implemented an array of initiatives to improve efficiency and reduce costs, as described in Section 2.2 Investing in internal capabilities to build a high-performance culture and efficient operations.

•                  Reduced consolidated salary, benefits and employee-related expenses by $174 million or 7% (excluding defined benefit pension plan expenses), primarily in the wireline segment.

Outpace the competition and earn the patronage of clients through an engaged TELUS team

•                  Maintained relatively flat wireless churn rate.

•                  Pursued flexible workplace strategy with one-half of team members periodically choosing mobile or at-home work options and increased use of collaboration tools such as Cisco Telepresence videoconferencing and Microsoft Live Meeting.

•                  Earned recognition for the TELUS team as one of Canada’s Top 100 Employers for 2010 and one of Canada’s Best Diversity Employers in 2009 by Mediacorp Canada.

•                  The measure of employee engagement decreased by 4% in 2009. The decrease likely reflects reduced compensation per employee, the need to implement difficult operating efficiency initiatives including reducing the workforce and the tremendous workload required to operationalize major wireless and wireline strategic initiatives. Strengthening team member engagement remains a top priority for management.

4.              Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

National wireless services for consumers and businesses

TELUS capability	Competition

Licensed national wireless spectrum.

Integrated digital wireless voice, data and Internet services, as described in Section 1.6.

Coverage of more than 31 million, or 93%, of Canada’s population with the HSPA 3G+ wireless network across 1.1 million square kilometres, facilitated by a network sharing agreement with Bell Canada.

New digital HSPA 3G+ network:

•      Launched in November 2009

•      Manufacturer-rated data download speeds up to 21 megabits per second

•      International roaming agreements with more than 200 countries

•      Improved capability for international in-roaming revenue, previously limited to in-roaming from CDMA and Mike service users, primarily from the U.S.

•      Expected to enable an optimal future transition to LTE 4G services.

Mature networks:

•      Digital PCS (CDMA) network, including a 3G high-speed evolution data optimized (EVDO) Revision A overlay

•      TELUS’ iDEN network-based Mike service, a Push to Talk service focused on the commercial marketplace.

Interconnection with TELUS’ wireline networks.

Existing wireless service competition includes services offered by:

•      Facilities-based national competitors Rogers Wireless and Bell Mobility, and provincial telecommunications companies SaskTel and MTS Mobility

•      Resellers of competitors’ wireless networks, such as 7-Eleven and certain cable-TV companies.

Emerging wireless service competition includes:

•      Globalive launched services in Toronto and Calgary in December 2009

•      Globalive and several more new entrants, including cable-TV companies, are expected to expand or begin to offer services with various regional coverages in 2010 and 2011

•      Potential for alliances and integrations among new regional competitors.

Foreign ownership restrictions generally apply to wireless telecommunications companies, as well as to facilities-based wireline telecommunications companies and to broadcasting distribution undertakings, described below.

National wireline business services

TELUS capability	Competition

An IP-based national network overlaying an extensive switched network in incumbent territories in B.C., Alberta and Eastern Quebec.

Global interconnection arrangements.

Services are further described in Section 1.6 and include:

•      Voice and data services

•      Converged voice and data solutions

•      Hosting and infrastructure

•      Wholesale services provided to telecommunications carriers, resellers, Internet service providers (ISPs), wireless providers, competitive local access providers and cable-TV operators

•      Global contact centre solutions in English, Spanish and French languages at international locations including Canada, the Philippines, Guatemala, El Salvador, Panama, and Nevada, U.S.A.

•      Customized solutions, such as provision of business process outsourcing services to the healthcare, human resources and financial services sectors

•      Certain services facilitated by multi-lingual international call centres.

Competition for voice and data communications services includes:

•      Principally Bell Canada, as well as MTS Allstream and cable-TV companies competing with their own national infrastructures

•      Substitution to wireless services including those offered by TELUS.

Wholesale service competitors include Bell Canada, MTS Allstream and Rogers.

Competitors for call centre services include Convergys, Sykes and Verizon LiveSource.

Competitors for customized managed outsourcing solutions include system integrators CGI, EDS and IBM.

Wireline consumer services in incumbent territories of British Columbia, Alberta and Eastern Quebec

TELUS capability	Competition

Access to almost every urban and rural home and business in incumbent territories in B.C., Alberta and Eastern Quebec. TELUS wireline residential access line services are provided to an estimated 60% of households in B.C. and Alberta.

Extensive switched network, significant investment in Internet infrastructure, and access to an IP-based national network:

•      Provision of local, long distance and Internet services.

Broadcasting distribution licences to offer digital television services in incumbent territories, and licences to offer commercial video-on-demand services:

•      IP-based TELUS TV services have been available to an increasing number of communities since 2005

•      High-definition (HD) TV and personal video recorder (PVR) capabilities since 2008

•      TELUS Satellite TV, made possible by an agreement with Bell Canada, was introduced in B.C. and Alberta in mid-2009 to complement the IP-based service and expand market coverage of TELUS TV to more than 90% of the population of the two provinces.

Substitution of wireless services, including TELUS’ own wireless offerings, for local and long distance services. Households with wireless telephone services only (among all providers, including TELUS) are estimated to be 15% in B.C. and Alberta.

Cable-TV providers that have access to urban and suburban homes to provide Internet, entertainment and VoIP-based telephony services, including:

•      Shaw Communications Inc. in B.C. and Alberta

•      Cogeco Cable in Eastern Quebec.

Rogers Communications, Bell Canada and Shaw Communications, providing combinations of local, long distance, Internet, entertainment and wireless services.

Various others (e.g. Vonage) that offer resale or VoIP-based local, long distance and Internet services.

Satellite-based entertainment and Internet services (Bell Canada and Shaw Communications).

4.2 Operational resources

Operational resources	Operational risks and risk management

People

At the end of 2009, the Company employed approximately 36,400 (35,300 full-time equivalent) multi-skilled TELUS team members across a wide range of operational functions, domestically and certain functions internationally.

Offshore operations support business process outsourcing services for external customers. The Company also uses offshore services for certain internal operations to improve efficiency and to allow onshore operations to focus on value-added services.

Employee compensation programs support a high-performance culture, and contain market-driven and performance-based components.

The Company expects that it has adequate employee resources to cover ongoing retirements, and ready access to labour in Canada and, for call centres and specific support functions, in various locations internationally. TELUS uses a small number of external contractors or consultants.

The Company has extensive training programs in place.

Employee compensation, retention and labour relations risks discussion - See Section 10.4 Human resources. See also Section 10.5 Process risks — foreign operations.

•      Difficulties in retaining and hiring qualified staff abated in 2009 due to the economic slowdown. Retention and hiring issues are expected to remain due to an increase in the number of competitors, and are indicated by a four percentage point decrease in the employee engagement score to 54% in 2009.

•      TELUS will continue to focus on other non-monetary factors that have a clear alignment with engagement including: performance management, career opportunities, training and development, and recognition.

•      The Company has altered weightings of its performance-based measures for 2010 to place greater emphasis on corporate-wide and individual performance.

•      Approximately 13,400 team members are covered by a collective agreement. The collective agreement with approximately 1,000 members of the Syndicat québécois des employés de TELUS (SQET) expired on December 31, 2009. The collective agreement with the Telecommunications Workers Union, representing approximately 11,800 members, expires on November 19, 2010.

•      TELUS International employs approximately 8,700 team members.

General safety — See Section 10.8 Health, safety and environment.

Operational resources	Operational risks and risk management

Brand and services

The Company has a well established and recognizable national brand that is supported by extensive advertising across all media.

TELUS launched 3G+ wireless services on November 5, 2009, including a wide variety of new smartphones, such as the Apple iPhone and many others.

Koodo Mobile® basic wireless brand and service was successfully introduced in March 2008 and successfully marketed.

Services are summarized in Section 4.1 above.

Sales distribution:

•      Wireless services are supported through a broad network of TELUS-owned and branded stores (including Black’s Photo stores), an extensive distribution network of exclusive dealers and large third-party electronics retailers (e.g. Future Shop / Best Buy, London Drugs) and online self-serve applications

•      Business services across wireless and wireline through both TELUS sales representative and independent dealers

•      Wireline consumer services include mass-marketing campaigns, client care telephone agents, and online self-serve applications.

Industry and economy — See Section 9: General outlook and Section 10.11 Economic growth and fluctuations.

Competition — See Section 4.1 above and Section 10.1.

Regulation — See Section 10.3.

Regulatory context:

•      None of the Wireless segment revenues are currently subject to CRTC price regulation.

•      Less than one-quarter of the Company’s revenues are from Wireline segment regulated services and subject to CRTC price regulation.

•      Deregulation of wireline local phone services for residential markets covering approximately 79% of its residential lines in non-high cost serving areas and 69% of its business lines in incumbent areas of B.C., Alberta and Eastern Quebec.

•      Non-incumbent local exchange carrier (non-ILEC) services, long distance, Internet, international telecommunications, inter-exchange private line and certain data services, as well as the sale of customer premises equipment, continue to be forborne from regulation.

Technology, systems and properties

TELUS is a highly complex technology-dependent company with a multitude of interconnected wireline and wireless telecommunications networks, IT systems and processes.

Network facilities are constructed under or along streets and highways, pursuant to rights-of-way granted by the owners of land such as municipalities and the Crown, or on freehold land owned by TELUS.

Intangible assets include wireless spectrum licensed from Industry Canada, essential to providing wireless services.

Real properties (owned or leased) include: administrative office space, work centres, and space for telecommunications equipment. A small number of buildings are constructed on leasehold land and the majority of radio towers are situated on lands held under leases or licences for varying terms.

TELUS International provides contact centre and business process and IT outsourcing by utilizing sophisticated on-site facilities including call centre solutions, utilizing international data networks, and reliable data centres with rigorous privacy and security standards. Global rerouting and diversity is provided from 13 facilities in six countries.

Technology risks — See Section 10.2.

Process risks — See Section 10.5.

Risks associated with legal and regulatory compliance, defects in software and failures in data and transaction processing, and intellectual property and propriety rights — See Section 10.9.

Human-caused and natural threats to TELUS infrastructure and operations — See Section 10.10.

Increasing adoption of wireless services and expanding wireless competition have resulted in more public scrutiny of, and opposition to, new radio towers. Public concerns include perceived health risks. See Section 10.8 Health, safety and environment.

Annual spectrum licence fees may rise in future. In addition, the design of future wireless spectrum auctions, such as for the 700 MHz and 2.5/2.6 GHz ranges, may be unfavourable to incumbents, making the cost of acquiring future spectrum uncertain. See Section 10.3 Regulatory.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner that balances the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, issue new shares from treasury, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade accounts receivable to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to EBITDA — excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion, see Section 7.4 Liquidity and capital resource measures.

Financing and capital structure management plans

The 2009 financing and capital structure management plan was outlined in the MD&A for 2008. Progress against the 2009 plan is described below, followed by plans for 2010.

Reporting back on TELUS’ 2009 financing and capital structure management plan

Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

No shares were repurchased in 2009, as management preserved cash to support increased capital expenditures for wireline and wireless broadband initiatives. No new NCIB was filed for 2010.

Pay dividends to the holders of Common Shares and Non-Voting Shares

The dividend declared for the fourth quarter of 2009 was 47.5 cents per share, unchanged from one year earlier. This follows five consecutive years of dividend increases effective with the fourth quarter declaration.

Beginning with the dividend declared for the fourth quarter of 2009, paid January 4, 2010, TELUS issued shares from treasury for reinvested dividends at a 3% discount, rather than purchase shares exclusively in the open market.

Use proceeds from securitized receivables, bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

In May 2009, TELUS extended the termination date for its accounts receivable securitization program to 2012. Proceeds from securitized accounts receivable were $500 million at December 31, 2009, up from $400 million at September 30 and June 30, 2009, and up from $300 million at March 31, 2009 and December 31, 2008.

In the second quarter, the Company used increased proceeds from securitized receivables and proceeds received from the $700 million May 2009 Note issue to reduce amounts drawn against its 2012 credit facility from $300 million at March 31 to $nil at June 30, and to reduce issued commercial paper from $1,188 million at March 31 to $604 million at June 30. For the full year, amounts drawn against the 2012 credit facility were reduced by $980 million, while issued commercial paper increased slightly to $467 million.

The Company announced that effective with the dividend to be paid January 4, 2010, shares will be issued from treasury at a discount of 3% in respect of the dividend reinvestment program. These shares were previously purchased in the market with no discount.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized credit facilities exceeding $1.7 billion at December 31, 2009.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result slightly under 2.0 times at December 31, 2009.

Dividend payout ratio of 45 to 55% of sustainable net earnings on a prospective basis — The historical ratio was 67% when calculated based on the annualized fourth quarter dividend and 2009 earnings per share, excluding favourable income tax-related adjustments, the loss on redemption of long-term debt and minimal impacts from a net-cash settlement feature. The ratio was 61% based on actual earnings per share for 2009.

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8.00% U.S. dollar Notes due 2011, the only foreign currency-denominated debt issue. The Company unwound a portion of cross currency interest rate swaps associated with the early partial redemption of 30% of the outstanding Notes on December 31, 2009.

Give consideration to issuing long-term public debt or establishing new term credit facilities in 2009 to refinance short-term financing sources or upcoming debt maturities

In May 2009, the Company successfully closed a $700 million offering of 4.95% Notes due May 2014. The net proceeds of the offering were used for corporate purposes, including repayment of amounts outstanding under the 2012 credit facility and outstanding commercial paper.

In June, the Company extended the term of its 365-day revolving credit facility to December 31, 2010, with the available amount becoming $300 million. In September 2009, the Company renewed its shelf prospectus pursuant to which it could offer up to $4 billion of debt and equity. Following a debt issue in December, the Company can offer up to $3 billion of debt and equity.

In December 2009, the Company successfully closed a $1 billion offering of 5.05% Notes due December 4, 2019. Net proceeds of the offering were used: (i) to fund the early partial redemption of U.S.$583.5 million of the of 8% U.S. dollar denominated Notes due June 1, 2011, as part of the previously outstanding U.S.$1.945 billion (including U.S.$20 million indirectly owned by the Company); and (ii) for payments required to terminate cross currency interest rate swaps associated with the Notes redeemed. The redemption price (net of the U.S.$6 million for the Notes owned indirectly by the Company), excluding accrued interest, was U.S.$577 million, or $607 million, and the payment required to terminate the associated swaps was $315 million. The partial redemption reduced refinancing risk in 2011 and provides a lower interest rate for the replaced debt, in the future.

Reporting back on TELUS’ 2009 financing and capital structure management plan

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future

At February 25, 2010, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. TELUS’ May 2009 and December 2009 debt issues were assigned credit ratings of: A(low) by DBRS Ltd., BBB+ by Standard and Poor’s, Baa1 by Moody’s Investors Service and BBB+ by Fitch Ratings, all with a stable trend or outlook and consistent with the agencies’ existing ratings of TELUS debt securities.

TELUS’ 2010 financing and capital structure management plan

At December 31, 2009, TELUS had access to undrawn credit facilities of more than $1.7 billion. The Company has no significant maturities of long-term debt until 2011. TELUS expects to generate free cash flow in 2010, which would be available to, among other things, pay dividends to holders of Common Shares and Non-Voting Shares. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth. For the related risk discussion, see Section 10.6 Financing and debt requirements.

As described in Section 1.5, payment of net cash income taxes in the future will reduce the after-tax cash flow otherwise available to return capital to the Company’s shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, or its intention to pay dividends according to the target payout guideline.

TELUS expects to maintain its current position of fully hedging its foreign exchange exposure for indebtedness on its remaining U.S. dollar denominated debt. At the end of 2009, 87% of TELUS’ total debt was on a fixed-rate basis, and the weighted average term to maturity was approximately five years, up from four years at the end of 2008.

At December 31, 2009, TELUS also has access to a shelf prospectus pursuant to which it can issue up to $3 billion of debt and equity. TELUS believes that its investment grade credit ratings provide reasonable access to capital markets to facilitate future debt issuance.

Debt maturities as at December 31, 2009

	Long-term debt maturities (1), principal		Interest
($ millions)	All except capital leases	Capital leases	and like carrying costs (2)
2010	80	2	437
2011	2,064	—	344
2012	767	—	247
2013	300	—	232
2014	700	—	207
Thereafter	2,949	—	864
Total	6,860	2	2,331

(1)          Where applicable, principal-related maturities reflect foreign currency exchange rates at December 31, 2009.

(2)          Interest and like carrying costs for commercial paper have been calculated based upon rates in effect as at December 31, 2009.

4.4 Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the MD&A and the Consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Consolidated financial statements contained in this report were being prepared.

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009 in accordance with Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have determined that the Company’s internal control over financial reporting is effective as at December 31, 2009 and expect to certify TELUS’ annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act, and with Canadian securities regulatory authorities.

Deloitte & Touche LLP, the Company’s auditor, has audited internal controls over financial reporting of TELUS Corporation as at December 31, 2009.

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 Selected annual information

The following selected three-year consolidated financial information has been derived from and should be read in conjunction with the Consolidated financial statements of TELUS for the year ended December 31, 2009, and its annual Consolidated financial statements for previous years.

Net income no longer includes a deduction for non-controlling interests. The change results from the January 1, 2009 adoption of the new recommendations for business combinations (CICA Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602). Net income attributable to Common Shares and Non-Voting Shares is equivalent to Net income previously reported for 2008 and 2007. Commencing in 2009, the new recommendations of the CICA for goodwill and intangible assets (CICA Handbook Section 3064) apply to the Company, and the application of this standard resulted in adjustments to the Consolidated statements of financial position for 2008 and 2007. See Developments in fiscal 2009 in Section 8.2.4.

Selected annual information		2008	2007
Years ended December 31 ($ in millions, except per share amounts)	2009	(as adjusted)	(as adjusted)
Operating revenues	9,606	9,653	9,074

Operations expense (1)	5,925	5,815	5,465
Restructuring costs	190	59	20
Depreciation and amortization	1,722	1,713	1,615
Total operating expenses	7,837	7,587	7,100
Financing costs and other expense	564	499	476
Income before income taxes	1,205	1,567	1,498
Income taxes	203	436	233
Net income	1,002	1,131	1,265
Other comprehensive income	58	(26)	74
Comprehensive income	1,060	1,105	1,339
Net income attributed to:
Common Shares and Non-Voting Shares	998	1,128	1,258
Non-controlling interests	4	3	7

Income per Common Share and Non-Voting Share (2) – basic	3.14	3.52	3.79
Income per Common Share and Non-Voting Share (2) – diluted	3.14	3.51	3.76

Cash dividends declared per Common Share and Non-Voting Share	1.90	1.825	1.575

Total assets	19,219	19,021	16,849

Current maturities of long-term debt	82	4	5

Long-term debt	6,090	6,348	4,584
Derivative and other non-current financial liabilities	1,108	1,103	1,507
Total non-current financial liabilities	7,198	7,451	6,091

Future income taxes	1,319	1,213	1,006

Owners’ Equity
Common equity	7,554	7,085	6,829
Non-controlling interests	21	23	26

(1)          Operations expense in 2007 includes a $169 million charge for introducing a net-cash settlement feature for share option awards granted prior to 2005.

(2)          Or earnings per share (EPS).

Differences among the three years include:

•                  Revenues were relatively flat in 2009 due to economic pressures and intense competition, after growing by 6% in 2008. Wireless revenue and wireline data revenue combined represent approximately 71% of consolidated revenues in 2009, as compared to 69% in 2008 and 67% in 2007.

•                  Total operating expenses in 2009 include increased restructuring costs as compared to 2008 and 2007. Defined benefit pension plan expenses included in Operations expense were $18 million in 2009, as compared to recoveries of $100 million in 2008 and $96 million in 2007. The pension expense increase resulted mainly from a decline in value of equity markets in 2008. Depreciation and amortization increased mainly from investments in software assets such as billing and client care systems.

•                  Financing costs and other expenses shown in the preceding table are net of interest income of $47 million in 2009, $14 million in 2008 and $37 million in 2007. The majority of interest income related to settlement of prior years’ income tax matters. Financing costs in 2009 were affected by the early partial redemption of U.S. dollar Notes in December 2009 and termination of related cross currency interest rate swaps, which resulted in a charge of $99 million.

•                  Income tax-related adjustments resulting from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest, positively affected Net income by approximately $174 million (55 cents per share) in 2009, $49 million (15 cents per share) in 2008 and $257 million (78 cents per share) in 2007.

•                  Other comprehensive income includes changes in unrealized fair value of derivatives designated as cash flow hedges of $69 million in 2009, $(26) million in 2008 and $82 million in 2007, principally associated with U.S. dollar debt.

5.2 Summary of quarterly results and fourth quarter recap

	($ in millions, except per share amounts)	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1
	Operating revenues	2,443	2,411	2,377	2,375	2,454	2,450	2,399	2,350
	Operations expense	1,577	1,456	1,451	1,441	1,479	1,465	1,477	1,394
	Restructuring costs	77	32	53	28	38	10	4	7

	EBITDA (1)	789	923	873	906	937	975	918	949
	Depreciation	347	330	330	334	351	344	343	346
	Amortization of intangible assets	94	100	94	93	84	92	77	76

	Operating income	348	493	449	479	502	539	498	527
	Other expense	10	6	11	5	11	6	2	17
	Financing costs	230	101	106	95	118	122	114	109

	Income before income taxes	108	386	332	379	373	411	382	401
	Income taxes (recovery)	(48)	106	88	57	88	125	114	109
	Net income	156	280	244	322	285	286	268	292
	Net income attributable to Common Shares and Non-Voting Shares	155	279	243	321	285	285	267	291
	Income per Common Share and
Non-Voting Share	– basic	0.49	0.88	0.77	1.01	0.90	0.89	0.83	0.90
	– diluted	0.49	0.87	0.77	1.01	0.89	0.89	0.83	0.90
	Cash dividends declared per Common Share and Non-Voting Share	0.475	0.475	0.475	0.475	0.475	0.45	0.45	0.45

(1)          EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The recent economic downturn led to spending restraint and deferral of purchases, as well as heightened consumer and business customers’ focus on value and increased expectations for better pricing and packaging of services. The consolidated revenue trend reflects lower year-over-year growth in wireless network revenue, including a 1.7% decrease in the fourth quarter of 2009. Wireless blended ARPU for the fourth quarter of 2009 decreased by 7.7% year-over-year, as growth in data ARPU moderated from increased adoption of data plans and use of mobile Internet keys, and was more than offset by declining voice ARPU. The voice ARPU decline in order of importance includes pricing competition, greater spending restraint and price optimization on the part of customers, increased use of in-bucket or included-minute service plans, continued decline in Mike service ARPU, lower roaming revenues and the growing base of Koodo postpaid basic subscribers.

The expected entry of a number of new wireless competitors in 2010 and 2011 may disrupt usual seasonal patterns for wireless subscriber additions in the future. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, resulting in lower fourth quarter wireless EBITDA. The third quarter has become more significant in terms of subscriber additions in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

Consolidated revenues also continue to reflect growth in wireline data revenue, however, data revenue growth has moderated in 2009 due to the recession and strong price competition, and was more than offset by declining wireline legacy voice local and long distance revenues. The decline in wireline voice revenues is due to substitution to wireless and Internet services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. Residential network access line (NAL) losses have moderated over the five most recent quarters because of more effective winback efforts and synergies from bundling services, while TELUS’ main cable-TV competitor’s digital telephone geographic coverage expansion slowed. The Company has observed a larger number of disconnections and fewer installations of business NALs attributed partly to economic conditions and partly to competition.

The sequential and year-over-year increase in fourth quarter 2009 consolidated operations expense primarily reflects higher wireless retention costs associated with migration to smartphones and addition of expenses from Black’s Photo since its acquisition in September 2009. The sequential decrease in consolidated operations expenses in the first quarter of 2009, and year-over-year quarterly decreases in the second and third quarters of 2009, resulted mainly from lower employee compensation, including performance bonus expenses. Restructuring costs have increased strongly beginning in the fourth quarter of 2008, as management accelerated efficiency initiatives, primarily in the wireline segment.

The sequential increase in depreciation expense in the fourth quarter of 2009 resulted from growth in capital assets in service including the wireless HSPA network launched in November. The sequential decline in depreciation in the first quarter of 2009 was due to certain assets becoming fully depreciated in 2008.

Amortization in the fourth quarter of 2009 was reduced by application of approximately $10 million in investment tax credits following determination of eligibility by taxation authorities, for assets capitalized in prior years that are fully amortized. Similarly, amortization in the fourth quarter of 2008 was reduced by approximately $6 million for investment tax credits. The sequential increase in amortization of intangible assets in the third quarter of 2008 was due to implementation of the converged billing platform for B.C. residential customers in July 2008.

Financing costs in the fourth quarter of 2009 include a $99 million loss on redemption of long-term debt to early redeem 30% of the principal amount of U.S. dollar 8% Notes (maturing June 2011) and unwinding related cross currency interest rate swaps. The partial redemption was financed with a new ten-year $1 billion 5.05% Note issue. Financing costs for each period shown are also net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. EPS was also positively impacted by decreased shares outstanding from share repurchases in 2008.

Income tax-related adjustments ($ in millions, except EPS amounts)	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1
Approximate Net income impact	79	14	19	62	32	—	—	17
Approximate EPS impact	0.25	0.04	0.06	0.20	0.10	—	—	0.05
Approximate basic EPS excluding income tax-related impacts	0.24	0.84	0.71	0.81	0.80	0.89	0.83	0.85

Fourth quarter

Management’s review of operations contained in TELUS’ fourth quarter news release on February 12, 2010, discussed fourth quarter results in more detail. The following summarizes changes in the fourth quarter operating results in 2009, as compared to 2008.

Consolidated operating revenue decreased by $11 million in the fourth quarter of 2009 when compared to the same period in 2008. New revenue from the acquisition of Black’s Photo in September 2009 and growth in wireline and wireless data revenues were more than offset by declining voice revenues in both segments.

Operating income decreased by $154 million mainly from higher expenses for restructuring ($39 million) and defined benefit pension plans ($30 million), as well as lower wireless ARPU and higher wireless subscriber retention costs, partly offset by lower non-pension employee-related expenditures, lower wireline advertising and promotion expenditures and lower costs to acquire new wireless subscribers.

Income before income taxes decreased by $265 million from lower Operating income, the $99 million loss on early partial redemption of U.S. dollar debt, and lower interest income. Income taxes decreased by $136 million as a result of lower income before taxes and recoveries. Income taxes in the fourth quarter of 2009 also decreased as a result of the revaluation of the future income tax liability for the Ontario rate reduction enacted in the quarter.

Net income decreased by $129 million or 41 cents per share (basic) in the fourth quarter of 2009 when compared to the same period in 2008. Net income before income tax-related recoveries decreased by approximately $176 million (56 cents per share, which included a loss on early partial redemption of long-term debt of approximately 22 cents per share).

Analysis of Net income ($ millions)	Quarters ended December 31
Net income in the fourth quarter of 2008	285
Deduct net favourable income tax-related adjustments in 2008 (see Section 5.2)	(32)
253
Tax-effected changes
Higher defined benefit pension plan expenses (1)	(21)
Higher restructuring charges (1)	(27)
Other changes in EBITDA (1) (2)	(55)
Higher depreciation and amortization (1) (2)	(6)
Loss on redemption of long-term debt	(69)
Other	2
77

Net favourable income tax-related adjustments in 2009 (see Section 5.2)	79
Net income in the fourth quarter of 2009	156

(1)          For the purposes of this presentation, the 2009 blended statutory tax rate was used.

(2)          Excluding investment tax credits that are included in income tax-related adjustments.

Cash provided by operating activities decreased by $123 million in the fourth quarter of 2009 when compared to the same period in 2008. Higher paid interest of $103 million was primarily from the early partial redemption of U.S. dollar Notes due June 2011.

Cash used by investing activities decreased by $130 million in the fourth quarter when compared to the same period in 2008. The decrease was largely due to lower general capital expenditures for wireline network access as a result of the recession, as well as the ramp-up of HSPA spending in the prior year.

Net cash used by financing activities was $104 million in the fourth quarter of 2009 as compared to $136 million in the fourth quarter of 2008. Cash was used primarily for dividend payments.

5.3 Consolidated operations

($ millions, except EBITDA margin and	Years ended December 31
employees)	2009	2008	Change
Operating revenues	9,606	9,653	(0.5)%
Operations expense	5,925	5,815	1.9%
Restructuring costs	190	59	n/m
EBITDA (1)	3,491	3,779	(7.6)%
Depreciation	1,341	1,384	(3.1)%
Amortization of intangible assets	381	329	15.8%
Operating income	1,769	2,066	(14.4)%
EBITDA margin (%) (2)	36.3	39.1	(2.8	)pts.
Full-time equivalent (FTE) employees	35,300	35,900	(1.7)%

(1)          EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)          EBITDA divided by Operating revenues.

Discussion of TELUS’ consolidated operations follows. Segmented discussion is provided in Section 5.4 Wireline segment, Section 5.5 Wireless segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Consolidated Operating revenues in 2009 decreased by $47 million when compared to 2008. Wireless segment network revenue increased by $23 million as strong data revenue growth was impacted by ongoing declines in voice revenue. Wireless equipment and other revenue increased by $52 million from an increasing smartphone mix and higher retention volumes, as well as inclusion of results from Black’s Photo (acquired in September 2009), partially offset by lower acquisition volumes. In the wireline segment, data revenue increased by $74 million, but this growth was more than offset by a

$198 million decline in voice local and long distance revenue caused by local competition, technological substitution and economic impacts.

Operations expense

Operations expense in 2009 increased by $110 million when compared to 2008.

	Years ended December 31
($ millions)	2009	2008	Change
Salaries, benefits except DBPP,(1) and employee-related expenses	2,375	2,549	(6.8)%
DBPP expense (recovery)	18	(100)	n/m
Other operations expenses	3,532	3,366	4.9%
	5,925	5,815	1.9%

(1)          DBPP — defined benefit pension plans.

In respect of changes in operations expense in 2009 when compared to 2008:

•                  Salaries, benefits (except DBPP benefits) and employee-related expenses decreased by $174 million mainly from lower performance bonus expenses arising from lower than originally planned operating performance, as well as a decrease in domestic full-time equivalent (FTE) employees in 2009 (see Section 2.2 — Investing in internal capabilities), while management base salaries were frozen at 2008 levels

•                  TELUS’ defined benefit pension plans expense increased by $118 million mainly due to the decline in value of defined benefit pension plans assets in 2008.

•                  Other operations expenses increased by $166 million. The increase included higher wireless subscriber retention costs, higher wireless network costs from increasing smartphone adoption, and a $10 million higher wireless bad debt expense, as well as increased wireline TELUS TV programming and customer acquisition costs, and costs to implement services for new wireline enterprise customers. These increases were partly offset by lower wireless roaming and marketing costs and lower wireline advertising and promotions costs.

Restructuring costs

Restructuring costs in 2009 were $190 million, reflecting an increase of $131 million from 2008. Restructuring costs in 2009 were primarily severance costs in respect of efficiency initiatives described in Section 2.2 — Investing in internal capabilities. An expense of approximately $75 million is expected for efficiency initiatives in 2010.

EBITDA

Consolidated EBITDA in 2009 decreased by $288 million or 8% when compared to 2008, primarily due to significantly higher defined benefit pension plan expenses and restructuring costs. When excluding the impacts of higher pension expenses and restructuring costs, EBITDA decreased by $39 million or 1% in 2009. The underlying decrease resulted from lower wireless ARPU related to the recession and competitive impacts and higher wireless subscriber retention costs, as well as higher costs for delivery of TELUS TV services and implementation of services for new wireline enterprise customers. These increases were partly offset by lower non-pension employee-related expenditures, lower wireline advertising and promotion expenditures and lower costs to acquire new wireless subscribers. Excluding higher pension expenses and restructuring costs, underlying wireline EBITDA increased by $22 million, while underlying wireless EBITDA decreased by $61 million.

Depreciation; Amortization of intangible assets

Combined depreciation and amortization expenses in 2009 increased by $9 million when compared to 2008.

•                  Depreciation decreased by $43 million. This reflects accelerated depreciation during 2008 from a reduction in estimated useful service lives for certain digital switching assets, as well as certain digital cell sites becoming fully depreciated. This was offset by growth in capital assets.

•                  Amortization increased by $52 million. This includes approximately $18 million of increased amortization from the July 2008 implementation of the converged wireline billing and client care platform in B.C. The balance is mainly due to increases in other administrative and network application software including that supporting the November 2009 launch of the HSPA network.

•                  The Company completed its annual impairment testing for goodwill and intangible assets in December, and it was determined that there were no impairments. See Intangible assets in Section 8.1 Critical accounting estimates.

Operating income

Operating income in 2009 decreased by $297 million when compared to 2008 primarily due to lower EBITDA.

Other income statement items

Other expense, net	Years ended December 31
($ millions)	2009	2008	Change
	32	36	(11.1)%

Other expense, net includes accounts receivable securitization expense, income (losses) or impairments in equity or portfolio investments, gains and losses on disposal of real estate, and charitable donations.

Accounts receivable securitization expenses were approximately $10 million in 2009 and $11 million in 2008. Average proceeds from securitized accounts receivable were higher in 2009 than in 2008, offset by lower average rates. See Section 7.6 Accounts receivable sale for additional information. Charitable donation expenses and other net gains and losses were relatively unchanged.

Financing costs	Years ended December 31
($ millions)	2009	2008	Change
Interest on long-term debt, short-term obligations and other	483	481	0.4%
Foreign exchange (gains)	(3)	(1)	n/m
Loss on redemption of long-term debt	99	—	n/m
	579	480	20.6%
Capitalized interest during construction	—	(3)	n/m
Interest income (tax refunds)	(46)	(9)	n/m
Interest income (other)	(1)	(5)	n/m
	532	463	14.9%

Interest on long-term and short-term debt and other in 2009 increased by $2 million when compared to 2008. A higher average debt balance in 2009 resulted primarily from payment for advanced wireless services (AWS) spectrum licences in the third quarter of 2008, largely offset by a lower effective interest rate.

In December 2009, the Company completed an early partial redemption of U.S.$583.5 million of the U.S. dollar Notes and associated cross currency interest rate swaps, funded with $1 billion of new 10-year 5.05% Notes. In respect of this redemption, the Company recorded a $63 million loss on redeemed U.S. dollar 8% Notes due June 2011, and a loss of $36 million for termination of associated cross currency interest rate swaps.

Interest income on tax refunds was related to the settlement of prior years’ tax matters, while other interest income was primarily from cash balances and temporary investments.

Income taxes	Years ended December 31
($ millions, except tax rates)	2009	2008	Change
Basic blended federal and provincial tax at statutory income tax rates	366	486	(24.7)%
Revaluation of future income tax liability to reflect future statutory income tax rates	(99)	(41)	—
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(68)	(21)	—
Share option award compensation	4	6	—
Other	—	6	—
	203	436	(53.4)%
Blended federal and provincial statutory tax rates (%)	30.3	31.0	(0.7	)pts.
Effective tax rates (%)	16.8	27.8	(11.0	)pts.

Basic blended statutory income taxes decreased in 2009 when compared to 2008, due to lower income before taxes and lower blended statutory tax rates. The effective tax rates in both years were lower than the statutory tax rates due to the tax rate differential and consequential adjustments from reassessments of prior years’ tax issues and revaluations of future income tax liabilities resulting from reductions to future B.C. and Ontario provincial income tax rates, as well as future tax rates being applied to temporary differences. Changes to future B.C. income tax rates were enacted in the first quarter of 2009, reducing rates beginning January 1, 2010. In 2008, a rate decrease was enacted for B.C. provincial income taxes, effective July 1, 2008. Changes to Ontario income tax rates from 2010 to 2013 were enacted in the fourth quarter of 2009 for provincial income taxes effective July 1, 2010 and thereafter.

Other comprehensive income	Years ended December 31
($ millions, except tax rates)	2009	2008	Change
	58	(26)	n/m

Other comprehensive income includes changes in unrealized fair value of derivatives designated as cash flow hedges, principally associated with U.S. dollar debt. The early partial redemption of U.S. dollar Notes in December 2009 resulted in a credit of $36 million recorded in other comprehensive income, as previously unrealized changes in cross currency interest rate swaps were recognized in Net income as a loss on redemption of long-term debt, a component of Financing costs.

5.4 Wireline segment

Operating revenues — wireline segment	Years ended December 31
($ millions)	2009	2008	Change
Voice local	1,856	1,973	(5.9)%
Voice long distance	619	700	(11.6)%
Data	2,146	2,072	3.6%
Other	278	276	0.7%
External operating revenue	4,899	5,021	(2.4)%
Intersegment revenue	134	131	2.3%
Total operating revenues	5,033	5,152	(2.3)%

Total wireline segment revenues in 2009 decreased by $119 million when compared to 2008.

•                  Voice local revenue in 2009 decreased by $117 million when compared to 2008. The decrease was mainly due to lower revenues from basic access and enhanced voice services caused by competition for residential subscribers and the consequent decline in local residential access lines and matching of competitive offers, as well as decreases in business lines from economic impacts and competitor activity including price competition.

Wireline operating indicators

	As at December 31
(000s)	2009	2008	Change
Network access lines (NALs)
Residential	2,238	2,402	(6.8)%
Business	1,810	1,844	(1.8)%
Total	4,048	4,246	(4.7)%

	Years ended December 31
(000s)	2009	2008	Change
Net (losses) additions in NALs
Residential	(164)	(194)	15.5%
Business	(34)	36	n/m
Total	(198)	(158)	(25.3)%

There were fewer residential NAL losses in 2009 when compared to 2008 because of more effective winback efforts and synergy with bundled services including TELUS TV, as well as slowing of a cable-TV competitor’s geographic expansion of digital telephone service. The decrease in business NALs in 2009 reflects competitive inroads in the small and medium business market by cable-TV companies, as well as economic impacts leading to a larger number of disconnections and fewer installations, particularly in B.C. and Alberta. Business NALs increased in Ontario and Quebec in 2009. In addition, growth in certain data services, such as private networks, is not measured by business NAL counts, and conversion of legacy voice services to IP services results in an overall decrease in business NALs.

•                  Voice long distance revenue in 2009 decreased by $81 million when compared to 2008. The decrease was due mainly to lower average per-minute rates resulting from ongoing industry-wide price competition, a lower base of subscribers and lower billed retail minute volumes.

•                  Wireline data revenues in 2009 increased by $74 million when compared to 2008. The increase included: (i) subscriber growth in digital entertainment services; (ii) increased Internet, enhanced data and hosting services, partly offset by lower average pricing from competitive pressures; and (iii) higher managed workplace revenues from growth in outsourcing services for business customers. These increases were partly offset by lower broadcast and videoconferencing revenues and lower data equipment sales, including the effect of a large equipment sale in the first quarter of 2008.

Wireline operating indicators

	As at December 31
(000s)	2009	2008	Change
Internet subscribers
High-speed (1)	1,128	1,096	2.9%
Dial-up	87	124	(29.8)%
Total (1)	1,215	1,220	(0.4)%
TELUS TV subscribers (2)	170	78	117.9%

	Years ended December 31
(000s)	2009	2008	Change
Net additions (losses) of Internet subscribers
High-speed (1)	37	76	(51.3)%
Dial-up	(37)	(31)	(19.4)%
Total (1)	—	45	(100.0)%
TELUS TV subscriber net additions (2)	92	43	114.0%

(1)          Opening balances for high-speed Internet subscribers and total Internet subscribers for the second quarter of 2009 were reduced by 5,000 to reflect prior period reporting adjustments.

(2)          Includes TELUS Satellite TV subscribers beginning in 2009.

High-speed Internet subscriber net additions in 2009 were lower than the net additions in 2008, due to a maturing market and a decline in household formation, as well as cable-TV competitors’ expanded product offerings, promotional pricing and winback offers. TELUS TV service subscriptions more than doubled in 2009, as the Company continued to improve installation capability, rolled out high-definition TV channels and PVRs, increased geographic coverage, introduced TELUS Satellite TV service and had success with bundled offers.

•                  Other revenue in 2009 increased by $2 million when compared to 2008 as voice equipment sales increased slightly.

•                  Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment	Years ended December 31
($ millions)	2009	2008	Change
Salaries, benefits except DBPP (1) expense (recovery), and employee-related expenses	1,792	1,944	(7.8)%
DBPP expense (recovery)	20	(91)	n/m
Other operations expenses	1,485	1,474	0.7%
Operations expenses	3,297	3,327	(0.9)%
Restructuring costs	178	51	n/m
Total operating expenses	3,475	3,378	2.9%

(1)          DBPP – defined benefit pension plans.

Total operating expenses in 2009 increased by $97 million when compared to 2008.

•                  Salaries, benefits and employee-related expenses decreased by $152 million. The decrease resulted from a significant reduction in performance bonus expenses from lower than originally planned operating performance for 2009, fewer domestic FTE staff and efficiency initiatives including those targeting discretionary employee-related expenses such as travel.

•                  The defined benefit pension plans expense increased by $111 million mainly due to the decline in value of these plans’ assets in 2008.

•                  Other operations expenses increased by $11 million. The increase was mainly due to TELUS TV programming and customer acquisition costs related to increased subscriber loading, and access facility costs associated with implementing new contracts, partly offset by lower advertising and promotion expenses and lower transit and termination expenses from lower outbound long distance minute volumes.

•                  Restructuring costs increased by $127 million, reflecting several initiatives under the Company’s accelerated operating efficiency program, as described in Investing in internal capabilities in Section 2.2.

	Years ended December 31
EBITDA - wireline segment	2009	2008	Change
EBITDA ($ millions)	1,558	1,774	(12.2)%
EBITDA margin (%)	31.0	34.4	(3.4	)pts.

Wireline segment EBITDA in 2009 decreased by $216 million when compared to 2008, due primarily to higher restructuring costs and defined benefit pension plan expenses. Excluding restructuring costs and pension expenses, wireline EBITDA increased by $22 million. The underlying increase was due to lower performance bonus expenses and fewer FTE employees, as well as cost containment efforts that drove down discretionary employee-related costs, and lower advertising and promotion expenses. These decreases were partly offset by increased costs to provision TV services and implement services for new enterprise customers. Pressure on EBITDA margins, which management expects to alleviate through ongoing efficiency initiatives, is caused by declining voice revenues having higher margins than the growing data services revenues.

5.5 Wireless segment

Operating revenues – wireless segment	Years ended December 31
($ millions)	2009	2008	Change
Network revenue	4,392	4,369	0.5%
Equipment and other revenue	315	263	19.8%
External operating revenue	4,707	4,632	1.6%
Intersegment revenue	28	28	—%
Total operating revenues	4,735	4,660	1.6%

Wireless segment revenues in 2009 increased by $75 million when compared to 2008 due to the following:

•                  Network revenue in 2009 increased by $23 million. Data revenue growth of $207 million, or 30%, in 2009 moderated as a result of increased adoption of data plans and lower data roaming rates, and was partially offset by lower voice revenues of $184 million or 5%. Wireless data revenue as a proportion of network revenue was 20% in 2009, as compared to 16% in 2008. The growth in data revenues continues to reflect strength in text messaging and smartphone service revenues driven by increased penetration of smartphones, increased adoption of data plans, higher-speed HSPA and EVDO-capable handsets, and mobile Internet keys, partially offset by lower inbound data roaming rates.

Blended ARPU of $58.46 for 2009 decreased by $4.27 or 6.8% when compared to 2008. In 2009, data ARPU was $11.88, an increase of $2.04 or 21%. Moderation in the rate of growth of data ARPU resulted from increased adoption of data plans and mobile Internet keys, as well as lower roaming rates. In contrast, voice ARPU of $46.58 decreased

$6.31 or 12%. Declining voice ARPU is a continuing trend and involves a combination of factors: declining minutes of use by both consumers and businesses, increased use of included-minute rate plans as subscribers shift usage patterns and move to optimize price plans (including the elimination of system access fees and carrier 911 charges on new rate plans launched in November 2009 that are only partly compensated for by a $5 monthly increase), lower Mike service ARPU, increased penetration of the Koodo brand supporting network revenue and subscriber growth, and decreased inbound roaming rates, partly offset by higher service feature revenues.

While gross subscriber additions decreased by 3% in 2009, an improvement in the postpaid/prepaid mix of gross and net subscribers was observed. Postpaid subscriber gross additions represented 65% of total gross additions in 2009 as compared to 64% in 2008. For net subscriber additions, postpaid represented 93% of total net additions in 2009 as compared to 86% in 2008.

Net additions in 2009 were down 31% as compared to 2008 normalized for the deactivation of 28,000 subscribers on September 15, 2008 resulting from the turndown of TELUS’ analogue network. Net additions in 2009 were impacted by slower industry growth, as well as slightly higher overall churn and market competition as compared to normalized net additions in 2008, and reflect a 66% reduction in prepaid net additions as the Company shifted focus away from this lower-value segment.

The churn rate of 1.58% in 2009 increased from 1.52% in 2008 (when 2008 is normalized to exclude deactivation of analogue subscribers in September of that year). The increased churn reflects higher involuntary churn as a result of the recession, lower prior year churn in the Koodo brand due to its initial launch in March 2008, and continued competitive marketing intensity within both the postpaid and prepaid market segments. The fourth quarter 2009 churn rate was stable at 1.60% when compared to the fourth quarter of 2008.

•                  Equipment sales, rental and service revenue in 2009 increased by $52 million when compared to 2008, largely due to inclusion of $44 million of revenue from Black’s Photo since its acquisition in September 2009. Additionally, increases were due to higher per-unit revenues from an increasing smartphone mix (including, notably, the Apple iPhone commencing in early November 2009) and higher retention volumes, and to a lesser extent, higher accessory revenues, partly offset by lower acquisition volumes.

•                  Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	As at December 31
	2009	2008	Change
Subscribers (000s)
Postpaid(1)	5,290	4,922	7.5%
Prepaid	1,234	1,207	2.2%
Total(1)	6,524	6,129	6.4%
Proportion of subscriber base that is postpaid (%)	81.1	80.3	0.8	pts.
Digital POPs(2) covered (millions)(3)	33.1	32.6	1.5%
HSPA POPs covered (millions)(3)	> 31.0	—	n/m

	Years ended December 31
	2009	2008	Change
Subscriber gross additions (000s)
Postpaid	1,036	1,062	(2.4)%
Prepaid	563	593	(5.1)%
Total	1,599	1,655	(3.4)%
Subscriber net additions (000s)
Postpaid	379	481	(21.2)%
Prepaid	27	80	(66.3)%
Total (4)	406	561	(27.8)%
Total subscriber net additions – adjusted (4)	406	588	(31.0)%
ARPU (5) ($)	58.46	62.73	(6.8)%
Churn, per month (5) (%)	1.58	1.57	0.01	pts.
Adjusted churn, per month (%)(4)	1.58	1.52	0.06	pts.
Average monthly minutes of use per subscriber (MOU)	392	411	(4.6)%
COA (6) per gross subscriber addition (5) (7) ($)	337	351	(4.0)%
Retention spend to network revenue (5) (7) (%)	10.9	8.9	2.0	pts.
EBITDA excluding COA ($ millions)	2,472	2,587	(4.4)%
EBITDA to network revenue (%)	44.0	45.9	(1.9	)pts.

pts. – percentage points

(1)          The opening balance for postpaid and total subscribers was reduced by approximately 11,000 in the fourth quarter of 2009 to reflect prior period reporting adjustments.

(2)          POPs is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area.

(3)          Including roaming/resale agreements, principally with Bell Canada.

(4)          Net additions and blended churn in 2008 include the impact of TELUS’ analogue network turndown on September 15, 2008. Adjusted subscriber net additions and churn exclude the impact of approximately 28,000 subscriber deactivations resulting from turning down the analogue network.

(5)          See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under Canadian or U.S. GAAP.

(6)          Cost of acquisition.

(7)          In 2009, the Company refined the measurement of the costs of acquisition and retention in its operational systems to align with changes in the business. Comparative figures for 2008 have been restated on a consistent basis.

Operating expenses – wireless segment	Years ended December 31
($ millions)	2009	2008	Change
Equipment sales expenses	845	720	17.4%
Network operating expenses	621	603	3.0%
Marketing expenses	422	470	(10.2)%
General and administration (G&A) expenses
Salaries, benefits (1) and employee-related expenses	581	596	(2.5)%
Other G&A expenses	321	258	24.4%
Operations expense	2,790	2,647	5.4%
Restructuring costs	12	8	50.0%
Total operating expenses	2,802	2,655	5.5%

(1)          Includes defined benefit pension plans recoveries of $2 million in 2009 and $9 million in 2008.

Wireless segment total operating expenses in 2009 increased by $147 million when compared to 2008.

•                  Equipment sales expenses in 2009 increased by $125 million. The increase was due in part to higher retention volumes and higher per-unit costs to support migration of clients to smartphones (including the Apple iPhone commencing in early November 2009), as well as higher inventory valuation adjustments, partly offset by lower acquisition volumes. This category includes results from Black’s since September 2009.

•                  Network operating expenses in 2009 increased by $18 million. The increase was due to higher costs related to the new HSPA network, as well as those from higher penetration of smartphones that drove increases in revenue share costs to certain third parties and licensing costs to service providers, partly offset by lower roaming costs from reduced rates.

•                  Marketing expenses decreased by $48 million. The decrease resulted from lower commissions, and to a lesser extent, lower advertising and promotion expenses. COA per gross subscriber addition decreased by $14 in 2009 when compared to 2008, which reflects lower commissions, partly offset by higher per-unit subsidy costs including changes in promotional pricing and a higher smartphone mix.

Retention costs as a percentage of network revenue increased to 10.9% in 2009 as compared to 8.9% in 2008. The increase reflects higher retention costs primarily related to higher retention volumes from a larger subscriber base and higher per-unit subsidy costs as part of a continued focus on the migration of customers to smartphones, which includes additional volumes as customers upgrade to HSPA devices. The impact of the iPhone and other new smartphone devices is expected to positively impact future subscriber loading, data revenue and ARPU, while increasing network usage with higher data volumes and increasing future costs of retention.

•                  In 2009, G&A expenses, salaries, benefits and employee-related costs decreased by $15 million. The decrease reflects overall lower 2009 performance bonus accruals and traction from efficiency initiatives. Other G&A expenses in 2009 increased by $63 million, including higher external labour costs to support the increased subscriber base, higher rent resulting from the expansion of Koodo distribution channels and the inclusion of expenses from Black’s. Bad debt expense increased by $10 million for the year.

•                  Restructuring costs included various initiatives from the accelerated operating efficiency program, as described in Investing in internal capabilities in Section 2.2.

	Years ended December 31
EBITDA - wireless segment	2009	2008	Change
EBITDA ($ millions)	1,933	2,005	(3.6)%
EBITDA margin (%)	40.8	43.0	(2.2	)pts.

Wireless segment EBITDA in 2009 decreased by $72 million when compared to 2008. Wireless EBITDA, before pension expenses and restructuring costs, decreased by $61 million, resulting from more moderate data revenue growth from increased adoption of data plans and lower roaming revenues, declining voice ARPU, increased retention and network costs supporting data growth, and higher G&A costs to support the larger subscriber base. These were partly offset by lower COA expenses and lower roaming costs.

6.              Changes in financial position

Changes in the Consolidated statements of financial position for the year ended December 31, 2009, are as follows:

Financial position as at:	December 31,
($ millions)	2009	2008	Changes		Explanation of the change
Current Assets
Cash and temporary investments, net	41	4	37	n/m	See Section 7: Liquidity and capital resources.
Accounts receivable	694	966	(272)	(28)%

Reduced by a $200 million increase in proceeds from securitized accounts receivable, as well as lower wireline revenue and a decrease in wireless customer accounts receivable due to a decrease in postpaid ARPU. Accounts receivable turnover was 46 days at December 31, 2009 compared to 48 days at December 31, 2008.

Income and other taxes receivable	16	25	(9)	(36)%	Reflects refunds received net of an increase in accrued income and other taxes receivable.
Inventories	270	397	(127)	(32)%	Mainly a decrease in wireless handset volumes, parts and accessories, partly offset by a higher proportion of higher-priced data capable devices.
Prepaid expenses	105	112	(7)	(6)%	Mainly a decrease in wireline prepaid licences.
Derivative assets	1	10	(9)	(90)%	Mainly fair value adjustments to foreign exchange hedges for wireless handsets.

Current Liabilities
Accounts payable and accrued liabilities	1,385	1,465	(80)	(5)%	Includes lower employee compensation and related benefits and lower fourth quarter capital expenditures, partially offset by accrued pension plan payments.
Income and other taxes payable	182	163	19	12%	Reflects current year income tax expense, offset by final income tax payments in 2009 for the 2008 tax year, as well as 2009 instalments.
Restructuring accounts payable and accrued liabilities	135	51	84	165%	New obligations under current restructuring initiatives exceeded payments under previous restructuring initiatives.
Dividends payable	150	151	(1)	(1)%	—
Advance billings and customer deposits	674	689	(15)	(2)%	—
Current maturities of long-term debt	82	4	78	n/m

Reflects the May 2010 maturity of $50 million TELUS Communications Inc. 12% Series 1 debentures and the July 2010 maturity of $30 million TELUS Communications Inc. 11.5% Series U First Mortgage Bonds, net of a small reduction in capital leases.

Derivative liabilities	62	75	(13)	(17)%	Fair value adjustments for share option and restricted share unit hedges, including the unwinding of option hedges.
Current portion of future income taxes	294	459	(165)	(36)%

Primarily a reduction in TELUS Communications Company partnership’s income that will be allocated over the next 12 months, as well as net increases in current liabilities that are not deductible in the current period for tax purposes.

Working capital (1)	(1,837)	(1,543)	(294)	(19)%	The reduction in working capital contributed to the decrease in long-term debt.

(1)          Current assets subtracting Current liabilities — an indicator of the ability to finance current operations and meet obligations as they fall due.

Changes in financial position, continued from the previous page.

Financial position as at:	December 31,
($ millions)	2009	2008	Changes		Explanation of the change
Non-Current Assets
Property, plant, equipment and other, net	7,729	7,317	412	6%	The increase was primarily from broadband network builds. See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations.
Intangible assets, net	5,148	5,166	(18)	(—)%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization in Section 5.3 Consolidated operations. Included in the balances at December 31 are wireless spectrum licences of $3,849 million for 2009 and 2008.

Goodwill, net	3,572	3,564	8	—%	Goodwill added for the purchase of Black’s Photo.
Other long-term assets	1,602	1,418	184	13%	Primarily pension plan funding and continued amortization of transitional pension assets.
Investments	41	42	(1)	(2)%	Adjustments to small investments, net of one new small investment.

Non-Current Liabilities
Long-Term Debt	6,090	6,348	(258)	(4)%

Includes:

•      A $922 million decrease in the 2011 U.S. dollar 8% Notes through redemption of 30% of the principal amount in December 2009, and Canadian dollar value changes of the Notes (also see Other long-term liabilities)

•      A net reduction of $980 million in amounts drawn against the 2012 credit facility

•      $80 million debentures and first mortgage bonds reclassified to current liabilities

•      Net proceeds of $697 million from the issue of 4.95% five-year Notes in May

•      Net proceeds of $990 million from the issue of 5.05% 10-year Notes in December

•      A $35 million increase in commercial paper.

Other Long-Term Liabilities	1,271	1,295	(24)	(2)%	Primarily changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liability associated with the 2011 U.S. dollar Notes, partially offset by an increase in deferred revenue.
Future Income Taxes	1,319	1,213	106	9%

An increase in future taxes on long-term assets and liabilities, including unrealized gains and losses on derivatives and reassessments for prior year tax issues, partly offset by a revaluation for statutory tax rate changes.

Owners’ Equity
Common Share and Non-Voting Share equity	7,554	7,085	469	7%	Mainly Net income of $998 million and Other comprehensive income of $58 million attributable to holders of Common Shares and Non-Voting Shares, less $601 million of dividends declared.
Non-controlling interests	21	23	(2)	(9)%	Dividends paid by a subsidiary to non-controlling interests, net of $4 million Net income attributable to non-controlling interests.

7.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies, financing plan and results are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology. In 2009, cash provided by operating activities exceeded cash used by investing activities, long-term debt was reduced and the average term to maturity of debt was extended by one year through financing activities. In 2008, cash provided by operating activities was supplemented with cash provided by financing activities to help fund the acquisition of Emergis and payment for AWS spectrum licences.

Summary of Consolidated statements of cash flows	Years ended December 31
($ millions)	2009	2008	Change
Cash provided by operating activities	2,904	2,819	3.0%
Cash (used) by investing activities	(2,128)	(3,433)	38.0%
Cash (used) provided by financing activities	(739)	598	n/m
Increase (decrease) in cash and temporary investments, net	37	(16)	—
Cash and temporary investments, net, beginning of period	4	20	—
Cash and temporary investments, net, end of period	41	4	n/m

7.1 Cash provided by operating activities

Cash provided by operating activities in 2009 increased by $85 million when compared to 2008, primarily due to the following.

•                  Changes in proceeds from securitized accounts receivable (included in Net change in non-cash working capital on the Consolidated statements of cash flow) are a source of cash when the proceeds are increased, and a use of cash when proceeds are reduced. In 2009, the Company increased proceeds by $200 million, while in 2008 the Company reduced proceeds by a net $200 million. Consequently, changes in securitized accounts receivable contributed increased cash of $400 million in 2009 when compared to 2008. See Section 7.6 Accounts receivable sale.

•                  The Company has commenced to make significant income tax payments in 2009. Income tax net payments were $266 million in 2009 as compared to $10 million in 2008. Payments in 2009 included final instalments in respect of the 2008 tax year made in the first quarter, instalments for 2009, and $69 million of recoveries received for settlement of prior years’ tax matters.

•                  EBITDA decreased by $288 million, as described in Section 5: Discussion of operations. Excluding expenses from defined benefit pension plans and restructuring, EBITDA decreased by $39 million in 2009.

•                  Contributions to employee defined benefit plans increased by $76 million primarily as a result of the stock market decline in 2008.

•                  Interest received increased by $51 million, primarily for the settlement of prior years’ tax matters.

•                  Interest paid increased by $110 million, primarily due to the $99 million paid in December 2009 in respect of the early partial redemption of U.S. dollar Notes and the interest component of unwinding associated cross currency interest rate swaps.

•                  Other changes in non-cash working capital included a $143 million reduction in inventory in 2009 as compared to a $114 million increase during 2008, and liquidation of $42 million of short-term investments in 2008.

7.2 Cash used by investing activities

Cash used by investing activities decreased by $1,305 million in 2009 when compared to 2008. The decrease was primarily due to the payment of $882 million for AWS spectrum licences in the third quarter of 2008, and lower amounts used for acquisitions net of acquired cash ($26 million for Black’s in September 2009 as compared to $696 million for Emergis and FastVibe in January 2008).

Property, plant and equipment under construction totalled $431 million at December 31, 2009, down by $54 million from December 31, 2008. Intangible assets under construction were $158 million at December 31, 2009, down by $39 million from one year earlier. These decreases related mainly to completed components of the Company’s wireline and wireless broadband initiatives net of new expenditures, described below.

Capital expenditures	Years ended December 31
($ millions, except capital intensity)	2009	2008	Change
Wireline segment (general)	1,333	1,311	1.7%
Wireless segment (general)	770	548	40.5%
Capital expenditures (general)	2,103	1,859	13.1%
Payment for AWS spectrum licences (wireless segment)	—	882	n/m
Total capital expenditures	2,103	2,741	(23.3)%

Total wireless capital expenditures	770	1,430	(46.2)%

EBITDA less total capital expenditures (1)	1,388	1,038	33.7%
Capital intensity (2) (%)
– general capital expenditures	22	19	3	pts.
– total capital expenditures	22	28	(6	)pts.

(1)          See Section 11.1 EBITDA for the calculation and description.

(2)          Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Total capital expenditures in 2009 decreased by $638 million when compared to 2008, largely due to the prior year payment for 59 spectrum licences acquired in Industry Canada’s AWS spectrum auction. General capital expenditures (excluding payment for AWS spectrum licences) increased by $244 million, largely due to the Company’s focus on wireline broadband and wireless HSPA initiatives. Driven by the near completion of the wireless HSPA initiative in 2009 and progress on wireline broadband expansion, the 2010 capital expenditure target of approximately $1.7 billion reflects a return to average historical levels experienced between 2006 and 2008. See Section 1.5 Financial and operating targets for 2010.

EBITDA less total capital expenditures improved by $350 million when compared to 2008 due to the prior year payment for AWS spectrum licences, partly offset by lower EBITDA (see Section 5.3 Consolidated operations). The 22% capital intensity level in 2009 reflects a wireline intensity level of 26% (25% in 2008) and a wireless intensity level of 16% (31% in 2008 including payment for AWS spectrum licences, or 12% excluding spectrum licence payments).

•                  Wireline segment

Wireline capital expenditures in 2009 increased by $22 million when compared to 2008, mainly due to investments in broadband and TELUS TV initiatives primarily in B.C. and Alberta. Partly offsetting this were expenditures incurred in 2008 for the billing and client care platform implemented for B.C. residential customer accounts in July 2008. Wireline cash flow (EBITDA less capital expenditures) was $225 million in 2009, a decrease of $238 million or 51% when compared to 2008.

•                  Wireless segment

General wireless capital expenditures in 2009 increased by $222 million when compared to 2008, due mainly to new investments in HSPA technology and service capability for the November 2009 network launch. Total wireless capital expenditures in 2009 decreased by $660 million, reflecting payment of $882 million for AWS spectrum licences in 2008, partly offset by higher HSPA spending in 2009. Consequently, wireless cash flow (EBITDA less total capital expenditures) increased to $1,163 million in 2009, up $588 million or 102% from 2008.

7.3 Cash (used) provided by financing activities

Net cash used by financing activities in 2009 was $739 million. This compares to $598 million net cash provided by financing activities in 2008.

•                  The increase in cash dividends paid to holders of Common Shares and Non-Voting Shares in 2009 primarily reflects a change in timing for remittance of fourth quarter dividends. Cash dividends paid in 2009 totalled $602 million for dividends declared in the fourth quarter of 2008 (remitted January 2, 2009) and the first, second and third quarters of 2009 — each 47.5 cents per share. In comparison, dividends paid in 2008 totalled $433 million for dividends declared in the first, second and third quarters of 2008, as the dividend declared in the fourth quarter of 2007 was remitted in December 2007 — each 45 cents per share.

•                  There were no purchases of TELUS shares under the normal course issuer bid (NCIB) program in 2009. The program to purchase up to eight million shares expired on December 22, 2009. During 2008, the Company repurchased approximately 6.8 million shares for $280 million under a previous program.

•                  Long-term debt issues

In May 2009, the Company successfully closed a public offering of 4.95%, Series CF Notes maturing in May 2014, for aggregate gross proceeds of $700 million. Net proceeds of approximately $697 million were used for corporate purposes, including repayment of amounts outstanding under the 2012 credit facility and reducing outstanding commercial paper.

In December 2009, the Company successfully closed a public offering of 5.05%, Series CG Notes maturing in December 2019 for gross proceeds of $1 billion. Net proceeds of approximately $990 million were used to fund the redemption on December 31, 2009 of 30% of the outstanding U.S. dollar 8% Notes due June 2011, as well as payments required to terminate cross currency interest rate swaps associated with the redeemed Notes.

The Series CF and Series CG Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to the greater of the discounted value of the Notes, or 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. The discounted value for Series CF Notes is the present value of the Notes discounted at the Government of Canada yield plus 71 basis points. The discounted value of Series CG Notes is the present value of the Notes discounted at the Government of Canada yield plus 45.5 basis points.

Series CF and Series CG Notes require that the Company make an offer to repurchase the Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the respective supplemental trust indentures. Credit rating agencies assigned the same investment-grade ratings to Series CF and Series CG Notes as TELUS’ previous Notes. See Section 7.7 Credit ratings.

During 2008 the Company publicly issued $500 million of 5.95%, Series CE Notes maturing in April 2015. Net proceeds were used for corporate purposes including a net reduction in utilized 2012 bank facilities and a reduction in proceeds from securitized accounts receivable, with the latter event being reflected as a change in non-cash working capital (see Section 7.1 Cash provided by operating activities).

•                  Partial redemption of U.S. dollar 8% Notes due June 1, 2011

The Company redeemed on December 31, 2009, 30% or U.S.$583.5 million of the principal amount (including U.S.$6 million indirectly owned by the Company) of the outstanding U.S.$1.945 billion (including U.S.$20 million indirectly owned by the Company) 8% Notes due June 1, 2011. The Company also terminated cross currency interest rate swaps associated with the redeemed Notes.

The redemption price for the redeemed Notes, net of such Notes owned indirectly by TELUS, excluding accrued interest, was U.S.$577 million, or $607 million. The payment required to terminate the associated swaps was $315 million. The Company recorded pre-tax charges of $63 million for the early redemption and $36 million upon terminating the associated swaps. The U.S. dollar Notes were swapped at issuance in 2001 into a Canadian dollar liability with an effective yield of 8.493%. The partial redemption reduced refinancing risk in 2011 and provides a lower effective interest rate for the replaced debt. The average term to maturity of long-term debt increased to five years at December 31, 2009, as compared to four years at December 31, 2008.

•                  Bank facilities and commercial paper

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. In the first quarter of 2009, net amounts drawn on the 2012 credit facility decreased by $680 million to $300 million, while issued commercial paper increased by $756 million to $1,188 million. Due primarily to the successful issue of new Notes in May 2009, during the second quarter the Company reduced net amounts drawn on the 2012 credit facility to $nil and reduced commercial paper to $604 million. The Company further reduced commercial paper to $534 million in the third quarter and to $467 million in the fourth quarter.

In 2008, during the first quarter, the Company increased utilization of the 2012 credit facility from $nil to $321 million and increased the amount of issued commercial paper from $513 million to $800 million for general corporate purposes, including the January acquisition of Emergis. During the second quarter of 2008, the Company reduced the amount drawn on the 2012 credit facility to $162 million at June 30, while the balance of commercial paper was unchanged. During the third quarter, the Company increased utilized bank facilities to $430 million and increased outstanding commercial paper to $968 million to help fund payment of AWS spectrum licences. During the fourth quarter, commercial paper was reduced to $432 million, while amounts drawn on the 2012 credit facility increased to $980 million.

•                  TELUS Communications Inc. long-term debt

Effective June 12, 2009, TELUS Corporation guaranteed the payment of principal and interest for TCI debentures and TCI first mortgage bonds.

For the anticipated requirements to meet long-term debt repayments, see TELUS’ 2010 financing and capital structure management plan in Section 4.3, as well as the Contractual obligations table in Commitments and contingent liabilities in Section 7.8.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or years ended, December 31	2009	2008	Change
Components of debt and coverage ratios (1) ($ millions)

Net debt	7,312	7,286	26
Total capitalization – book value	14,959	14,524	435
EBITDA – excluding restructuring costs	3,681	3,838	(157)
Net interest cost	532	463	69

Debt ratios

Fixed-rate debt as a proportion of total indebtedness (%)	87	77	10	pts.
Average term to maturity of debt (years)	5.0	4.0	1.0
Net debt to total capitalization (%) (1)	48.9	50.2	(1.3	)pts.
Net debt to EBITDA – excluding restructuring costs (1)	2.0	1.9	0.1

Coverage ratios (1)

Interest coverage on long-term debt (Earnings coverage)	3.1	4.3	(1.2)
EBITDA – excluding restructuring costs interest coverage	6.9	8.3	(1.4)

Other measures

Free cash flow ($ millions) (2)	500	361	139

Dividend payout ratio of sustainable net earnings guideline – 45 to 55% (1)
Dividend payout ratio – actual earnings, excluding income tax-related adjustments, loss on redemption of long-term debt and net-cash settlement feature (%)	67	56	11	pts.
Dividend payout ratio – actual earnings (%)	61	54	7	pts.

(1)          See Section 11.4 Definitions of liquidity and capital resource measures.

(2)          See Section 11.2 Free cash flow for the definition.

Net debt at December 31, 2009 increased slightly from one year earlier, as a $200 million increase in proceeds from securitized accounts receivable was largely offset by a decrease in long-term debt and increased cash. Total capitalization increased primarily from higher retained earnings, as no NCIB share repurchases have been made since 2008. Net debt to EBITDA (excluding restructuring costs) increased primarily due to lower EBITDA before restructuring costs.

The proportion of debt on a fixed-rate basis was 87% on December 31, 2009, up from 77% one year earlier primarily due to the May 2009 issue of Series CF Notes and repayment of amounts drawn on the 2012 credit facility, partly offset by increased securitization of accounts receivable. The average term to maturity of debt increased to five years at December 31, 2009, from four years on December 31, 2008, primarily due to the issue of ten-year Series CG Notes in December 2009, and the early partial redemption of U.S. dollar Notes due June 1, 2011 in December 2009.

The interest coverage on long-term debt ratio was 3.1 times in 2009, down from 4.3 times one year earlier. An increase in long-term interest expense, including losses on long-term debt redemption recorded in December 2009, decreased the ratio by 0.7, and lower income before income taxes and long-term interest expense decreased the ratio by 0.5. The EBITDA (excluding restructuring costs) interest coverage ratio for 2009 was 6.9 times, down from 8.3 times in 2008, due mainly to redemption premiums recorded in December 2009 and lower EBITDA excluding restructuring costs, partly offset by increased interest income. This ratio, adjusted to exclude the $99 million loss on redemption of long-term debt, was 8.5 times in 2009.

Free cash flow (FCF) for 2009 increased by $139 million when compared to 2008. The increase resulted mainly from lower total capital expenditures due to the payment for AWS spectrum in 2008 and higher interest received from income tax-related settlements, partly offset by increased income tax payments and higher interest paid. See FCF details in Section 11.2.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to provide reasonable access to capital markets.

TELUS’ long-term financial guidelines and policies are:

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at December 31, 2009 was slightly under 2.0 times.

•                  Dividend payout ratio target guideline of 45 to 55% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The ratio calculated for the year ended December 31, 2009, was 67% when excluding from earnings income tax-related adjustments, the loss on redemption of long-term debt and a minimal effect from a net-cash settlement feature. The measure calculated based on actual 2009 earnings was 61%, and based on 2010 targets for earnings per share (see Sections 1.4 and 1.5), the payout range is 58 to 66%. This latter calculation was factored into the Board decision to not increase the dividend level for the declared dividend in the fourth quarter of 2009.

7.5 Credit facilities

At December 31, 2009, TELUS had available liquidity exceeding $1.7 billion from unutilized credit facilities, consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity. On June 19, 2009, the terms of the 364-day credit facility were amended such that the amount available became $300 million and the expiry date was extended to December 31, 2010.

TELUS credit facilities at December 31, 2009

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	—	(123)	(467)	1,410
364-day revolving facility (2)	December 31, 2010	300	—	—	—	300
Other bank facilities	—	62	(6)	(3)	—	53
Total	—	2,362	(6)	(126)	(467)	1,763

(1)   Canadian dollars or U.S. dollar equivalent.

(2)   Canadian dollars only.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 2.0 to 1 at December 31, 2009) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 6.9 to 1 at December 31, 2009) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. A new agreement in May 2009 resulted in the term of this revolving-period securitization agreement being extended three years, for an amount up to a maximum of $500 million.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 25, 2010.

Balance of proceeds from securitized receivables ($ millions)	2009, Dec. 31	2009, Sept. 30	2009, June 30	2009, Mar. 31	2008, Dec. 31	2008, Sept. 30	2008, June 30	2008, Mar. 31
	500	400	400	300	300	250	150	500

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings in 2009. Four credit rating agencies that cover TELUS assigned their existing ratings, all with a stable outlook or trend, to the Company’s $700 million Note issue in May 2009, and the Company’s $1 billion Note issue in December 2009.

Credit rating summary	DBRS Ltd.	S&P	Moody’s	FitchRatings
TELUS Corporation
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1(low)	—	—	—
TELUS Communications Inc.
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+
First mortgage bonds	A (low)	A-	—	—
Trend or outlook	Stable	Stable	Stable	Stable

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments (Note 5 of the Consolidated financial statements)

The Company’s financial instruments and the nature of risks that they may be subject to are set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Cash and temporary investments	X		X	X
Accounts receivable	X		X
Accounts payable		X	X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Foreign exchange derivatives(1)	X	X	X
Share-based compensation derivatives(1)	X	X			X
Cross currency interest rate swap derivatives(1)	X	X	X	X

(1)   Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Credit risk

Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with: governments, major financial institutions that have been accorded strong investment grade ratings by a primary rating agency, and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations. As at December 31, 2009, the weighted average life of past-due customer accounts receivable is 72 days (2008 – 64 days).

The Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The provision for doubtful accounts is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the provision for doubtful accounts.

Aside from the normal customer accounts receivable credit risk associated with its retained interest, the Company has no continuing exposure to credit risk associated with its trade receivables, which are sold to an arm’s-length securitization trust.

Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit-risk-related contingent features.

Liquidity risk

As a component of capital structure financial policies, discussed under Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining a daily cash pooling process, which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

The Company has significant debt maturities in future years. As at December 31, 2009, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $3 billion of debt or equity securities. The Company has credit facilities available, including a $2 billion facility until 2012 (see Section 7.5 Credit facilities). The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payment at maturity, as described in Note 18(b) of the Consolidated financial statements.

Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities, it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, the related future cash flows do not change due to changes in market interest rates.

Other price risk

If the balance of short-term investments includes equity instruments, the Company would be exposed to equity price risks. The Company is exposed to equity price risks arising from long-term investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options and fix the Company’s cost associated with its restricted stock units.

Market risk

Net income and other comprehensive income for the years ended December 31, 2009 and 2008, could have varied if the Canadian dollar to U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk, interest rate risk and other price risk arising from share-based compensation is shown in Note 5(g) of the Consolidated financial statements.

Fair value

The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets. The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities.

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

Commitments and contingent liabilities

Contractual obligations

The Company’s known contractual obligations at December 31, 2009, are quantified in the following table. Interest obligations are included in long-term debt maturities. Long-term debt principal maturities and associated interest obligations, as at December 31, 2009, are presented separately in Capabilities - Section 4.3 Liquidity and capital resources.

	Long-term debt maturities (1)				Other long-
($ millions)	All except capital leases	Capital leases	Operating leases (2)	Purchase obligations (3)	term obligations (4),(5)	Total
2010	517	2	283	819	17	1,638
2011	2,407	1	262	609	28	3,307
2012	1,014	—	244	496	20	1,774
2013	532	—	225	11	21	789
2014	907	—	202	3	21	1,133
Thereafter	3,813	—	1,218	14	168	5,213
Total	9,190	3	2,434	1,952	275	13,854

(1)   Where applicable, debt maturities reflect hedged foreign exchange rates as at December 31, 2009. Interest payment cash outflows in respect of commercial paper have been calculated based on rates in effect as at December 31, 2009.

(2)   Of the total minimum operating lease payments of $2,434 million, $2,376 million was in respect of land and buildings; approximately 55% was in respect of the Company’s five largest operating leases, all of which were for office premises over various terms, with expiry dates that range between 2016 and 2026. See Note 20(b) of the Consolidated financial statements for further details on operating leases.

(3)   Where applicable, purchase obligations reflect foreign exchange rates as at the current year-end, December 31, 2009. Purchase obligations include future operating and capital expenditures that have been contracted for as at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

(4)   Items that do not result in a future outlay of economic resources, such as deferred gains on sale-leasebacks of buildings and deferred customer activation and connection fees, have been excluded.

(5)   Uncertain income tax positions that could result in current income taxes being payable have been, or will be, substantially funded over the next 12 months.

Price cap deferral accounts

An aggregate deferral account liability of $144 million was recorded as at December 31, 2009. The price cap deferral account concept was introduced by the CRTC in 2002 in Telecom Decisions 2002-34 and 2002-43. From June 2002 through May 2006, the deferral account concept required the Company to defer income statement recognition of a portion of monies received in respect of residential basic services provided to customers in non-high cost serving areas, rather than lower prices to such customers. The CRTC has issued a number of decisions in respect of the application and disposition of funds in the deferral accounts, including expansion of broadband services to an approved list of rural and remote communities within incumbent local exchange areas. The CRTC ultimately decides when and how the deferral account is settled. (See Section 8.1 Critical accounting estimates — Advance billings and customer deposits.)

The deferral account was subject to appeals to the Supreme Court of Canada by the Consumers Association of Canada, the National Anti-Poverty Organization, Bell Canada and the Company. On September 18, 2009, the Supreme Court of Canada dismissed all appeals, in effect confirming the CRTC’s authority to introduce the deferral account and make decisions regarding the disposition of deferral account funds. The Supreme Court also lifted a stay on the CRTC deferral account decision that restricted the use of deferral account funds. In January 2010, the Company filed with the CRTC a re-submission of its initial cost estimates and a four-year construction proposal associated with the IP expansion program for the currently approved 229 rural and remote communities. The Company anticipates it will commence implementation in mid-2010.

Guarantees (Note 20(c) of the Consolidated financial statements)

Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. As at December 31, 2009, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. Should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. As at December 31, 2009, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, other than as disclosed in Note 20(d) of the Consolidated financial statements and Section 10.9 Litigation and legal matters.

7.9 Outstanding share information

The table below contains a summary of the outstanding shares for each class of equity at December 31, 2009 and January 31, 2010. The total number of outstanding and issuable shares is also presented for January 31, 2010, assuming full conversion of outstanding options and shares reserved for future option grants. The number of outstanding and issuable shares at February 25, 2010, was not materially different.

On November 4, 2009, the Board of Directors approved an amendment to the TELUS dividend reinvestment program (DRIP), such that beginning with the dividend declared for the fourth quarter of 2009, paid January 4, 2010, TELUS will issue shares from treasury for reinvested dividends at a 3% discount, rather than purchase shares exclusively in the open market. The DRIP participation was approximately 14% for the fourth quarter 2009 dividend, with approximately 674,000 Non-Voting Shares issued from treasury.

Outstanding shares (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at December 31, 2009	175	143	318	(1)

Outstanding shares at January 31, 2010	175	144	319
Options outstanding and issuable (2) at January 31, 2010	—	15	15
Outstanding and issuable shares at January 31, 2010	175	159	334

(1)   For the purposes of calculating diluted earnings per share, the number of shares was 318 million for the year ended December 31, 2009.

(2)   Assuming full conversion and ignoring exercise prices.

8.     Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

TELUS’ significant accounting policies are described in Note 1 of the Consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgements. Management’s estimates, assumptions and judgements affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s critical accounting estimates are described below and are generally discussed with the Audit Committee each quarter.

General

•      Unless otherwise specified in the discussion of the specific critical accounting estimates, the Company is not aware of trends, commitments, events or uncertainties that it reasonably expects to materially affect the methodology or assumptions associated with the critical accounting estimates, subject to the items identified in the Caution regarding forward-looking statements section of this MD&A.

•      In the normal course, changes are made to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in the Company’s debt ratings, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimates, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a valid range of estimates.

•      All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated statements of income and other comprehensive income line items: Income taxes (except for estimates about goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable); Current liabilities (Income and other taxes payable and Current portion of future income taxes); Future income tax liabilities; and Common Share and Non-Voting Share equity (retained earnings). The discussion of each critical accounting estimate does not differ between the Company’s two segments, wireline and wireless, unless explicitly noted.

•      The critical accounting estimates affect the Consolidated statements of income items, and Consolidated statements of financial position line items, as follows:

Consolidated statements of income and other comprehensive income
Operating expenses
Amortization
Consolidated statements of	Operating				of intangible	Other expense,
financial position	revenues	Operations	Depreciation		assets	net
Accounts receivable		X
Inventories		X
Property, plant, equipment and other, net			X
Intangible assets, net, and Goodwill, net (1)					X
Investments						X
Advance billings and customer deposits	X	X	X		X
Employee defined benefit pension plans		X	X	(2)	X (2)

(1)   Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company’s wireless segment.

(2)   Accounting estimate impact due to internal labour capitalization rates.

Accounts receivable

General

•      The Company considers the business area that gave rise to the accounts receivable, performs statistical analysis of portfolio delinquency trends and performs specific account identification when determining its allowance for doubtful accounts. This information is also used in conjunction with current market-based rates of borrowing to determine the fair value of its residual cash flows arising from accounts receivable securitization. The fair value of the Company’s residual cash flows arising from the accounts receivable securitization is also referred to as its retained interest.

•      Assumptions underlying the allowance for doubtful accounts include portfolio delinquency trends and specific account assessments made when performing specific account identification. Assumptions underlying the determination of the fair value of residual cash flows arising from accounts receivable securitization include those developed when determining the allowance for doubtful accounts as well as the effective annual discount rate.

•      These accounting estimates are in respect of the Accounts receivable line item on the Company’s Consolidated statements of financial position comprising approximately 4% of Total assets as at December 31, 2009 (5% as at December 31, 2008). If the future were to adversely differ from management’s best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, the Company could experience a bad debt charge in the future. Such a bad debt charge does not result in a cash outflow.

Key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization

•      The estimate of the Company’s fair value of its retained interest could materially change from period to period due to the fair value estimate being a function of the amount of accounts receivable sold, which can vary on a monthly basis. See Note 14 of the Consolidated financial statements for further analysis.

The allowance for doubtful accounts

•      The estimate of the Company’s allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of accounts receivable, which can vary on a month-to-month basis. The variance in the balance of accounts receivable can arise from a variance in the amount and composition of operating revenues, from a variance in the amount of accounts receivable sold to the securitization trust and from variances in accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

•      The Company determines its allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

•      Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. The estimate of the Company’s allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and consumer acceptance of those products.

•      This accounting estimate is in respect of the Inventories line item on the Company’s Consolidated statements of financial position, which comprises approximately 1% of Total assets as at December 31, 2009 (2% as at

December 31, 2008). If the allowance for inventory obsolescence were inadequate, the Company could experience a charge to operations expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Property, plant, equipment and other, net; Intangible assets, net; and Goodwill, net

General

•      The Property, plant, equipment and other, net, line item on the Company’s Consolidated statements of financial position represents approximately 40% of Total assets, as at December 31, 2009 (38% as at December 31, 2008).

•      The Intangible assets, net, line item represents approximately 27% of Total assets, as at December 31, 2009 and 2008. Included in Intangible assets, wireless spectrum licences represent approximately 20% of Total assets, as at December 31, 2009 and 2008.

•      The Goodwill line item represents approximately 19% of Total assets, as at December 31, 2009 and 2008.

•      If TELUS’ estimated useful lives of assets were incorrect, it could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to adversely differ from management’s best estimate of key economic assumptions and associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges in respect of its property, plant, equipment and other assets, or its intangible assets, including goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, the Company could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect the Company’s immediate liquidity.

The estimated useful lives of assets; the recoverability of tangible assets

•      The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of tangible assets is significantly impacted by the estimated useful lives of assets.

•      Assumptions underlying the estimated useful lives of assets include timing of technological obsolescence, competitive pressures and future infrastructure utilization plans.

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

•      Consistent with current industry-specific valuation methods, the Company uses a discounted cash flow model combined with a market-based approach in determining the fair value of its spectrum licences and goodwill. See Note 16(c) of the Consolidated financial statements for further discussion of methodology.

•      The most significant assumptions underlying the recoverability of intangible assets with indefinite lives and goodwill include: future cash flow and growth projections, including economic risk assumptions and estimates of achieving desired key operating metrics and drivers; future weighted average cost of capital; and annual earnings multiples. Significant factors impacting these assumptions include estimates of future market share, key operating metrics such as churn and ARPU, level of competition, technological developments, interest rates, market economic trends, debt levels and the cost of debt. Sensitivity testing is discussed in Note 16(c) of the Consolidated financial statements.

Investments

The recoverability of long-term investments

•      The Company assesses the recoverability of its long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

•      The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. The estimate of the Company’s recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (the Company does not control the investees).

•      If the allowance for recoverability of long-term investments were inadequate, the Company could experience an increased charge to Other expense in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow.

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits

•      Assumptions underlying the composition of income tax assets and liabilities, including the amount of unrecognized tax benefits, are based upon an assessment of tax positions as to whether, on their technical merit, they are more likely than not of being sustained upon examination, and then an estimate of the amount of tax benefit that is greater than

50% likely of being realized upon ultimate settlement with taxing authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation.

•      Current income tax assets and liabilities are estimated based upon the amount of tax that is calculated as being owed to taxing authorities, net of periodic instalment payments. Future income tax liabilities are comprised of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities as well as the tax effect of undeducted tax losses. The timing of the reversal of the temporary differences is estimated and the tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities as well as the amount of undeducted tax losses are based upon the assessment of tax positions and measurement of tax benefits as noted above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

•      This accounting estimate is in respect of material asset and liability line items on the Company’s Consolidated statements of financial position comprising less than 1% of Total assets and approximately 9% of Total liabilities and owners’ equity as at December 31, 2009 (less than 1% of Total assets and approximately 10% of Total liabilities and owners’ equity as at December 31, 2008). If the future were to adversely differ from management’s best estimate of the likelihood of tax positions being sustained, the amount of tax benefit that is greater than 50% likely of being realized, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, the Company could experience material future income tax adjustments. Such future income tax adjustments could result in an acceleration of cash outflows at an earlier time than might otherwise be expected.

Advance billings and customer deposits

The accruals for CRTC deferral account liabilities

•      The deferral account arose from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. This deferral requirement ended May 31, 2006. The critical estimate arises from the Company’s recognition of the deferred amounts. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as service improvement programs in qualifying non-high cost serving areas, expansion of broadband services to rural and remote communities in incumbent local exchange carrier operating territories, initiatives to enhance accessibility of telecommunications services for individuals with disabilities, rate reductions (including those mandated by the CRTC in respect of discounts on competitor digital network services) and rebates to customers. In September 2009, a number of challenges in respect of the deferral account were dismissed by the Supreme Court of Canada. The CRTC is expected to decide on the ultimate disposition of deferred amounts in 2010. (See Price cap deferral account under Commitments and contingent liabilities in Section 7.8.)

•      Assumptions underlying the accruals for the CRTC deferral account that are uncertain at the time of making the estimate include: (i) what actions will ultimately qualify for recognition of deferred amounts; and (ii) over what period of time qualifying deferred amounts will be recognized in the Company’s Consolidated statements of income. The manner in which deferred amounts are recognized, and the amounts thereof, are reasonably likely to change as such recognition is ultimately dependent upon future decisions by the CRTC.

•      This accounting estimate is in respect of an item within the Advance billings and customer deposits line item on TELUS’ Consolidated statements of financial position which, itself, comprises approximately 4% of Total liabilities and owners’ equity as at December 31, 2009 and 2008. The Company currently expects to rebate to residential customers an aggregate amount up to $25 million of the deferral account balance ($144 million at December 31, 2009). Rebates from the deferral account will not impact TELUS’ Net income, but will result in a net cash outflow. The balance of the deferral account not rebated to customers is expected to be applied to approved initiatives including broadband expansion in remote and rural areas. If the Company’s estimate of amounts to be refunded were to differ materially from what the CRTC ultimately decides will be refunded, the expected cash outflow could differ materially. Similarly, if the amounts expected to be applied to broadband initiatives were to differ materially from what the CRTC ultimately approves, future revenues could be materially impacted. Such a revenue impact would not be expected to be accompanied by a corresponding impact in net cash inflows.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

•      The Company reviews industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Defined benefit pension costs are also affected by the quantitative methods used to determine estimated returns on pension plan assets. Actuarial support is obtained for interpolations of experience gains and losses that affect the defined benefit pension costs and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed term investments, and is set annually at the end of each calendar year, based upon yields on long-term corporate bond indices in consultation with actuaries. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

•      Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: discount rates, long-term rates of return for plan assets, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 13 of the Consolidated financial statements for further analysis.

•      This accounting estimate is in respect of a component of the largest operating expense line item on the Company’s Consolidated statements of income and other comprehensive income. If the future were to adversely differ from management’s best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, the Company could experience future increased defined benefit pension expense. The magnitude of the immediate impact is lessened, as the excess of net actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees of the plan.

8.2 Accounting policy developments (Note 2 of the Consolidated financial statements)

The discussion in this section includes expectations at the reporting date about the transition from Canadian GAAP to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), or IFRS-IASB.

Transition to International Financial Reporting Standards as issued by the IASB

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being replaced with IFRS as issued by the IASB over a transitional period to be complete by 2011. TELUS will be required to report using the IFRS-IASB standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date that the Company has selected for adoption.

Canada’s Accounting Standards Board will phase in or transition to IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the IASB are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB. In the future, as the IASB issues exposure drafts, Canada’s Accounting Standards Board will expose them in Canada individually, rather than grouping several into an omnibus exposure draft. The first transition method may, or will, result in the Company either having the option to, or being required to, effectively, change over certain accounting policies to IFRS-IASB prior to 2011.

The IASB’s work plan currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and as a result, IFRS-IASB as at the transition date is expected to differ from its current form.

Key dates:

•      January 1, 2010 (transition date): An opening statement of financial position according to IFRS-IASB will be prepared, as at this date, to facilitate the changeover to IFRS-IASB in 2011. TELUS will report its fiscal 2010 and comparative 2009 results according to Canadian GAAP.

•      January 1, 2011 (changeover date): The date after which TELUS will prepare and report interim and annual 2011 financial statements according to IFRS-IASB with 2010 comparatives also according to IFRS-IASB.

8.2.1   First-time adoption of IFRS as issued by the IASB (IFRS 1)

The transition to IFRS-IASB requires the Company to apply IFRS 1, which are the requirements for preparing IFRS-IASB-compliant financial statements in the first reporting period after the changeover date. IFRS 1 applies only at the time of changeover, and includes a requirement for retrospective application of each IFRS, as if they were always in effect. IFRS 1 also mandates certain exceptions to retrospective application and provides a series of optional exemptions from retrospective application to ease the transition to the full set of IFRSs. The Company’s initial decisions regarding mandatory exceptions and optional exemptions follow.

IFRS 1 mandatory exceptions more relevant to the Company include:

•      Hedge accounting

All derivatives are measured at fair value and all deferred gains and losses arising on derivatives reported under Canadian GAAP are to be eliminated at the transition date. Each hedging relationship must be assessed to determine if it qualifies for hedge accounting under IFRS-IASB. Qualified hedges are recognized on the Consolidated statements of financial position at the transition date. The Company currently expects that all existing hedging relationships that will continue to be in place on the transition date are qualified hedges under IFRS-IASB.

•      Use of estimates

Retrospective adjustments to accounting judgements or estimates are not allowed as part of the transition, unless there is objective evidence that those estimates were in error. The Company currently expects to use the same estimates in preparing its 2010 IFRS-IASB financial statements as it will use in preparing its 2010 Canadian GAAP financial statements, except for possible changes to the recognition and measurement of uncertain tax positions.

•      Non-controlling interests

The Company early adopted the new recommendations of the CICA for business combinations and non-controlling interests, which addressed this exception. See Accounting policy developments in fiscal 2009 in Section 8.2.4.

IFRS 1 optional exemptions more relevant to the Company include:

•      Employee benefits — recognition of actuarial gains or losses

IFRS 1 provides an election to recognize cumulative actuarial gains and losses for all employee defined benefit plans at the transition date, by way of an adjustment to opening retained earnings. Alternatively, retrospective application permits a restatement of cumulative actuarial gains and losses for all defined benefit plans since their inception. The Company currently expects to record 100% of the actuarial gains or losses and transitional assets at the transition date as an adjustment to opening retained earnings.

•      Fair value of property, plant and equipment as deemed cost

Property, plant and equipment at the date of transition can be recorded at either fair value or carrying value. The option can be applied separately to each asset or class of assets. The Company currently expects to elect the use of the carrying value at the date of transition.

•      Business combinations

Three choices are provided for retrospective application to past business combinations: (i) apply the standard to all past business combinations; (ii) apply the standard to all business combinations after a particular date prior to the transition date; or (iii) apply the standard prospectively to all business combinations after the transition date. The Company elected to apply the standard only to business combinations that occur after January 1, 2009. This date is aligned with the Company’s adoption of the CICA’s new recommendations for business combinations, consolidations and non-controlling interests. See Accounting policy developments in fiscal 2009 in Section 8.2.4.

The Company continues to evaluate transition date impacts, including possible changes that may result from IFRS-IASB exposure drafts for related standards. To date, possible transition date impacts include:

•      De-recognition of financial assets and financial liabilities

Proceeds from the sale of accounts receivable under the Company’s accounts receivable securitization agreement are de-recognized under Canadian GAAP, reflected as a reduction to accounts receivable on the consolidated statements of financial position. Under current IFRS-IASB, the sold proceeds do not qualify for de-recognition, which would result in these amounts being recorded as short-term debt, rather than a reduction to accounts receivable. Accounts receivable securitization expenses are expected to be included in borrowing costs under IFRS-IASB, instead of their current inclusion in Other expense. The IFRS 1 mandatory exemption does not impact the Company’s assessment of de-recognition under IAS 39.

•      Leases

Sale and leaseback of certain non-strategic office buildings and related properties, primarily in 2000 and 2001, resulted in deferred gains under Canadian GAAP that are being amortized to income over the varying terms of the leases. Under IFRS-IASB, these gains are to be recognized at the time of sale. Consequently, the remaining balance of gains deferred under Canadian GAAP is expected to be recognized at the transition date as an increase in opening retained earnings under IFRS-IASB.

•      Income taxes

The IASB had issued an exposure draft containing proposals to replace the current IAS 12 for income taxes and related interpretations. The IASB indicated in November 2009 that the exposure draft will not proceed as proposed. The IASB is expected to review the standard for income taxes on a piecemeal basis in future. The impacts of IAS 12 on the Company are expected to be related to recognition and measurement of uncertain tax positions, and disclosure and presentation differences. The Company will monitor near-term projects that the IASB initiates for income taxes, however, the ultimate impacts cannot be determined at this time.

8.2.2   IFRS-IASB accounting policy decisions

The Company has determined a modest number of areas where changes in accounting policies are expected that may impact the Consolidated financial statements. The Company’s initial IFRS-IASB accounting policy decisions include the following.

•      Employee benefits — recognition of ongoing actuarial gains or losses

IAS 19 permits three choices for recognizing actuarial gains or losses after the transition date: (i) the corridor approach, which amortizes gains or losses outside the corridor over an amortization period; (ii) adoption of a more systematic method that would result in faster recognition of the gains or losses in income; or (iii) recognition of 100% of gains or losses in the period in which they occur, in either Net income or Other comprehensive income. The Company currently expects to record 100% of the actuarial gains or losses in Other comprehensive income, thereby allowing pension assets and liabilities to be reflected at their fair values.

•      Property, plant and equipment; intangible assets

After the transition date, the Company is required to choose for each class of asset, whether to use the cost model or the revaluation model. TELUS currently expects to use the cost model for each class of asset.

•      Impairment of assets

IAS 36 states that assets should be tested separately for impairment, and where the recoverable amount cannot be estimated for individual assets, it should be estimated as part of a cash-generating unit. The Company currently expects its cash-generating units under IFRS-IASB to be wireless and wireline, consistent with testing levels under Canadian GAAP.

IFRS-IASB uses a one-step process for testing and measuring impairment of long-lived assets, rather than two-step methods under Canadian GAAP. Except for goodwill, IFRS-IASB also requires reversal of impairments of long-lived assets where adverse circumstances have reversed. Whether the Company will be materially affected will depend upon the facts at the time of each impairment test.

8.2.3   IFRS-IASB changeover plan

The following changeover plan is based on the Company’s current assumptions and expectations, which could change in future based on IFRS-IASB changes or other factors.

Key activity	Milestones (expected timeframes)	Status and comments
Financial statement preparation

• Initial impact assessment and scoping phase

The Company used a diagnostic process, and identified a modest number of topics impacting either the Company’s financial results and/or the Company’s effort necessary to change over to IFRS-IASB. This diagnostic resulted in the development of a detailed plan under which activities are being conducted.

Completed in the first quarter of 2008.

• Key elements phase	Identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS-IASB.	Initial choices completed. Ongoing review of IFRS-IASB exposure drafts and developments.

	This phase includes other operational elements, such as information technology, internal control over financial reporting, and training.	See commentary below.

Key activity	Milestones (expected timeframes)	Status and comments
Approval of initial IFRS 1 elections and accounting policy choices.

Senior management approval received.

Audit Committee review of management’s decisions, and Board of Directors’ approval of optional exemptions and accounting policy choices — obtained in November 2009.

• Embedding phase	Integrate the solutions necessary for the changeover into the Company’s underlying financial systems and processes. (See Infrastructure below.)	The Company expects to adapt its existing accounting systems for parallel reporting under IFRS-IASB.

	In 2010, the Company expects to maintain two parallel sets of books: one according to contemporary Canadian GAAP and one according to contemporary IFRS-IASB.	Parallel reporting platforms were designed, implemented and tested for operation in the fourth quarter of 2009.

	Develop financial statements formats and note disclosures.	Drafted. Senior management approval to be sought in 2010.

	Disclosure in the MD&A of the impacts on the 2010 comparative period, when available.	Activities are planned for the fourth quarter of 2010.

2011 first quarter: Disclosure in the MD&A of final quantification of conversion effects on the 2010 comparative period.

Communication and training	Provide ongoing training on expected IFRS-IASB impacts, IFRS 1 elections and accounting policy choices.

The Company has implemented a detailed communications and training plan addressing all aspects of the IFRS convergence project.

In 2009, the Company leveraged internal resources to implement a general Finance-wide training seminar and a number of targeted training seminars for Finance team members, who are highly impacted by the IFRS convergence project; similar activities are planned for 2010.

General communication and education is provided to all Finance team members highlighting a number of external IFRS resources available through TELUS’ internal IFRS website.

Infrastructure – Information technology	Determine necessary changes to systems and processes.	Completed.

	Update accounting systems to enable the opening financial position under IFRS-IASB, and facilitate dual reporting in 2010.	Parallel reporting platforms were designed, implemented, and tested for operation in the fourth quarter 2009.

	Implement financial planning and forecasting capability under IFRS-IASB standards.	Processes are currently being adapted. Dual forecasting capability is to be implemented during 2010.

Key activity	Milestones (expected timeframes)	Status and comments
Business policy assessment	Assess impacts on contractual arrangements and covenants. Implement changes as necessary.	Contracts and covenants are currently being reviewed.

Control environment

• Internal control over financial reporting	Approval of initial IFRS 1 elections and accounting policy choices.

Senior management approval received for initial elections and policy choices.

Audit Committee review of management’s decisions, and Board of Directors’ approval for the employee benefits optional exemption and accounting policy choice – obtained in November 2009.

Periodic review by senior management of implementation progress, impacts of outstanding IFRS-IASB exposure drafts and IFRS-IASB policy decisions.

Periodic review of implementation progress and management decisions by the Audit Committee.

	Testing of controls for 2010 comparatives.	Activities are underway in the first quarter of 2010.

• Disclosure controls and procedures	Review and sign-off by senior management of 2009 annual IFRS-IASB disclosures.	Completed.

	Review and sign-off by senior management of expected conversion effects on fiscal 2010.	Activities are planned for the first quarter of 2010.

December 2010: Expect to issue final guidance for fiscal 2010 according to Canadian GAAP.

Provide updated disclosure of expected conversion effects on fiscal 2010.

December 2010 to first quarter 2011: Planned release of 2011 annual targets according to IFRS-IASB standards, together with supplementary disclosure for fiscal 2010 according to IFRS-IASB.

It is a long-standing practice of TELUS to release annual targets for the upcoming year in December and provide a final guidance for the current year. An investor call normally follows the news release.

Because of the transition, it may be necessary to delay the announcement of 2011 targets until the first quarter of 2011, or revise targets at that time.

First quarter 2011 results with 2010 comparatives according to IFRS-IASB. MD&A discussion of final changeover impacts.

8.2.4   Transitional accounting policy changes adopted

Developments in fiscal 2009

Goodwill and intangible assets

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for goodwill and intangible assets and research and development costs were replaced with new recommendations (CICA Handbook Section 3064).

Commencing with the Company’s 2009 fiscal year, the new recommendations of the CICA for goodwill and intangible assets apply to the Company. This change in accounting policy was made in accordance with the transitional provisions of the new recommendations.

The new recommendations provide extensive guidance on when expenditures qualify for recognition as intangible assets. Prior to the Company’s 2009 fiscal year, upfront wireline customer activation and connection fees, along with the corresponding direct costs not in excess of revenues, were deferred and recognized by the Company over the average expected term of the customer relationship; the impact of the new recommendations on the Company is that these direct costs do not qualify for recognition as intangible assets.

The effects of the application of this new standard on the Company’s Consolidated statements of income and other comprehensive income for the year ended December 31, 2009, and the effects of the application of this new standard on the Company’s Consolidated statements of financial position as at December 31, 2009 and 2008 are presented in Note 2(b) of the Consolidated financial statements. Due to the nature of these direct costs and the periods of time over which they have been deferred and recognized, the Company’s results of operations for the periods currently presented are not materially affected by these new recommendations.

Business combinations and non-controlling interests

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for business combinations and consolidation of financial statements were replaced with new recommendations for business combinations (CICA Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602).

Effective January 1, 2009, the Company early adopted the new recommendations and did so in accordance with the transitional provisions; the Company would otherwise have been required to adopt the new recommendations effective January 1, 2011.

Generally, the new recommendations result in measuring business acquisitions at the fair value of the acquired business and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording fair values attributable to non-controlling interests). Unlike the corresponding new U.S. GAAP, which requires the recognition of the fair value of goodwill attributable to non-controlling interests, both the new Canadian GAAP recommendations and IFRS-IASB allow the choice of whether or not to recognize the fair value of goodwill attributable to non-controlling interests on an acquisition-by-acquisition basis.

Measuring business acquisitions at fair value will, among other things, result in:

•      Acquisition costs being expensed

•      Acquisition-created restructuring costs being expensed

•      Contingent consideration, which is accounted for as a financial liability, being measured at fair value at the time of the acquisition with subsequent changes in its fair value being included in determining the results of operations

•      Changes in non-controlling ownership interests subsequent to the parent company’s acquisition of control, and not resulting in the parent company’s loss of control, being accounted for as capital transactions.

Whether the Company will be materially affected by the new recommendations in the future will depend upon the specific facts of a business combination occurring subsequent to January 1, 2009. The Company’s Consolidated financial statements were subject to a small number of retrospectively applied non-controlling interest-related presentation and disclosure changes.

•      The Consolidated statements of financial position now recognize non-controlling interest as a separate component of Owners’ equity.

•      The Consolidated statements of income and other comprehensive income now present the attribution of net income and other comprehensive income between the Company’s shareholders and non-controlling interests rather than reflecting the non-controlling interest in the results of operations as a deduction in arriving at net income and other comprehensive income.

Developments in fiscal 2008

As activities consistent with Canadian GAAP being converged with IFRS-IASB, the Company applied the following recommendations commencing in its 2008 fiscal year.

Financial instruments — disclosure; presentation

The existing recommendations for financial instrument disclosure were replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation were carried forward, unchanged (as CICA Handbook Section 3863). The new recommendations resulted in incremental disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the statement of financial position date, and how an entity manages those risks.

Inventories

The previously existing recommendations for accounting for inventories were replaced with new recommendations (CICA Handbook Section 3031). The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company’s results of operations and financial position were not materially affected by the new recommendations.

9.     General outlook

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Outlook for the telecommunications industry in 2010

In 2009, the Canadian telecom industry generated estimated revenues of just over $40 billion, with Bell Canada and its affiliated companies representing about 40% of the total. As the second largest telecommunications provider in Canada, TELUS generated $9.6 billion in revenues in 2009, or approximately 24% of the total.

Revenue in the Canadian telecom market grew by an estimated 1% in 2009, considerably less than the approximate 3 to 5% growth experienced in recent years. Wireless and enhanced data continued to be the focus of increased investment and act as growth engines for the sector. Offsetting this growth was continued wireline industry weakness in voice service revenue, as well as declining long distance and legacy data revenues.

The Company’s continued focus on national growth in wireless, data and IP was offset by wireline losses to cable telephony, and lower wireless monthly ARPU due to macroeconomic and competitive impacts, resulting in a 0.5% decline in 2009 consolidated revenue. TELUS expects competition in the Canadian telecommunications industry to continue to intensify in 2010 and 2011 with incumbent and new entrant wireless companies, as well as cable-TV operators, competing for market share.

The economy in Canada is expected to improve as the country moves from recession and negative growth in 2009 to low single digit growth in 2010 according to the Bank of Canada. Given factors such as strength in Canadian natural resource sectors and economic growth in Asia, it is anticipated that growth in Alberta and British Columbia may be slightly stronger than in Central Canada. However, significant concerns remain around unemployment rates and new household formation, the timing and impact of reduced government spending, and expected interest rate increases from the Bank of Canada later in the year. Given these macroeconomic and industry factors, TELUS expects its revenue to grow moderately in 2010 in the range of 2 to 5%.

Wireless

The Canadian wireless industry experienced lower growth in 2009 with estimated year-over-year industry revenue and EBITDA increasing by approximately 3.2% and 3.1%, respectively (11% and 8% in 2008). The Canadian wireless market continues to grow at a reasonable pace with an estimate of more than 1.4 million new subscribers in 2009, and a 3.6 percentage point increase in penetration (4.3% increase in 2008) to approximately 69% of the population. The penetration rate is expected to further increase in 2010 by approximately four percentage points.

The wireless market in Canada, at 69% penetration, continues to present a meaningful growth opportunity. Canada’s wireless industry is most comparable to the U.S., which has a penetration rate of approximately 92%. The lower penetration rate in Canada is attributable in part to less expensive local line rates in Canada. Penetration rates in many Western European countries have approached and even surpassed 100%. These rates are not exactly comparable to Canada for several reasons, including: Canada’s wireline local service rates are the lowest of Organization for Economic Co-operation and Development (OECD) countries, priced as flat-rate monthly charges that include all local calls to wireless phones; Europe has a calling party pays regime for wireline local calls; the dominance of global system for mobile communication (GSM) networks in Europe allows for multiple subscriptions on a single handset that are used to arbitrage roaming charges and inflate subscription numbers; and a much lower population density in Canada that affected the economic efficiency and speed of providing coverage to 99% of the population (i.e. 34 million people within nine million square kilometres in Canada compared to 730 million people within 10 million square kilometres in Europe). These factors, historically, have reduced the demand for wireless substitution in Canada as compared to Europe.

A key driver of wireless revenue growth continues to be the increased adoption and usage of data services such as email, text and picture messaging, mobile computing, applications, gaming, ringtones, music, video downloads and mobile TV. This is being facilitated by the increasing availability and popularity of smartphones, particularly the RIM BlackBerry and Apple iPhone devices. In 2009, wireless data in Canada represented an estimated 20% of industry ARPU. This compares to approximately 41% in Asia-Pacific, 24% in Europe and 28% in the U.S., suggesting a significant ongoing growth opportunity in Canada. The higher data proportion in Asia is due in part to a very low rate of penetration of wired Internet to households in many Asian countries. The higher data proportion in Europe is partly a result of the popularity of short messaging service (SMS) and the earlier wide availability of 3G+ facilitated by greater urban density. The higher proportion of data usage in the U.S. is due in part to earlier introduction of the iPhone in that market by Apple. Since late 2009, Canada has faster national data networks than most U.S. carriers, which could spur higher data usage in Canada in the coming years.

To capture this data opportunity, Canadian wireless providers continue the roll-out of faster, next generation high-speed wireless networks. TELUS successfully completed and launched Canada’s largest national next generation 3G+ wireless network in November 2009, covering 93% of the population, facilitated by a network sharing agreement with Bell Canada. The increasing adoption of a wider range of smartphones, which are more expensive than traditional wireless phones, is impacting industry margins. With a sales contract, there is generally a large upfront device subsidy by carriers with near-term negative returns initially but with higher ARPU and lower churn rates leading to higher average lifetime revenue.

The level of competitive intensity in the wireless market is expected to continue to increase. In addition to the TELUS, Rogers and Bell name brands, all of the incumbents have separately branded basic service or discount offerings to better position themselves in this expanding segment. However, this has the impact of lowering ARPU. In addition, customers’ reactions to the recession put pressure on industry ARPU as they lowered usage and stayed within their price plan limits.

Due to a government policy decision to reserve spectrum for new entrants, eight new potential competitors acquired spectrum in 2008 in various regions covering most markets in Canada, although no one national provider emerged. TELUS also acquired an average of 16 MHz across Canada to strengthen its spectrum position and provide capacity for the introduction of future 4G service offerings. New entrants are not expected to build networks in remote and rural areas for some time, and are instead focusing on urban markets and relying on roaming agreements to provide extended service to their urban subscribers. To win market share, strategies of potential competitors are expected to include price discounting, unlimited usage on their networks and no contracts or system access fees.

Globalive launched services in two cities in December 2009 under the Wind Mobile brand with plans to launch services in other cities. Competition will continue to intensify in 2010 with the planned launch of additional regional wireless operators such as Mobilicity and Public Mobile, as well as Quebec-based cable-TV company Videotron, which currently offers wireless service through a resale agreement. Western-based cable-TV company Shaw continues to indicate that it may deploy wireless service after 2010. These new entrants must manage numerous challenges including significant capital requirements for network build-out and upgrades, large upfront costs associated with launching and distributing new brands and services, and raising investment capital.

Long-term evolution (LTE) is emerging as the global standard for 4G wireless technology. To enable the optimal future transition to a 4G LTE wireless network, in November 2009, TELUS launched a next generation wireless network based on high-speed packet access (HSPA) technology with national service. This complements the Company’s two other wireless networks and technologies — code division multiple access (CDMA) and Mike (iDEN), which provide customers access to a nationwide 3G high-speed EVDO service and the industry-leading Push to Talk service, respectively. The new 3G+ network is the largest in Canada at December 31, 2009, and provides TELUS with competitive advantage in terms of speed and coverage. It effectively ends the exclusive early access to the latest non-CDMA technology devices by Rogers Wireless.

TELUS strengthened its competitive position in November with the expansion of its distribution through 113 Black’s Photo stores acquired in September and the launch of new simplified rate plan options with no carrier 911 or system access fees.

Given TELUS’ high and increasing exposure to wireless (49% of 2009 consolidated revenue), strong established brands and consistent focus on leading-edge, value-added products and profitable subscriber growth, TELUS is positioned to benefit from ongoing growth in the Canadian wireless market.

Wireline

In contrast to wireless, expectations for the mature wireline segment continue to be modest. The wireline telecom landscape is expected to remain very competitive in 2010 as traditional services (such as local and long distance telephony) are expected to continue declining due to consumer migration to wireless and voice over IP (VoIP) services. Canada’s four major cable-TV companies had an estimated 3.2 million telephony subscribers at the end of 2009, up by close to 575,000 from one year earlier, which is an estimated 27% consumer market share nationally. TELUS’ total line losses of 4.7% in 2009 compare favourably to North American peers, partly due to growth in TELUS business lines in Central Canada mitigating residential and business line erosion in TELUS’ incumbent regions.

To help alleviate the competitive challenges in the traditional wireline segment, TELUS’ Future Friendly Home® strategy continues to position the Company to grow wallet share with consumers, while enhancing retention and loyalty through multiple service offerings. TELUS is continuing the roll-out of higher-speed Internet services and TELUS TV, including new products such as high-definition (HD) TV and personal video recorders, to markets in B.C., Alberta and Eastern Quebec. In mid-2009, TELUS launched satellite TV service in Alberta and B.C., expanding the addressable market for TELUS TV to more than 90% of households in those provinces. Satellite TV complements TELUS’ IP TV service, enabling the Company to more effectively serve those households that are not currently on the TELUS IP TV network footprint, and leverages TELUS’ strong distribution and marketing capabilities.

In 2010, TELUS intends to continue the significant expansion of its broadband network and IP TV service offerings in communities in B.C., Alberta, and Eastern Quebec, to cover up to 90% of the top 48 communities with ADSL2+, which allows broadband download speeds of 15 megabits per second (Mbps) or more. In addition, the Company began in the second half of 2009, a program to reach the top 48 communities with VDSL2 by the end of 2011, which will allow download speeds of up to 30 Mbps.

In February 2010, the Company began the upgrade of its IP TV middleware to next generation Microsoft Mediaroom. Mediaroom is a proven carrier-grade platform with features such as an enhanced total home networked personal video recorder (PVR Anywhere), picture correction and extremely fast channel changing. This is expected to provide differentiation over services offered by cable-TV competitors.

Combined with wireline local and long distance, wireless and high-speed Internet and entertainment services, TELUS is increasingly offering bundled products to achieve competitive differentiation with an integrated set of services that provides customers more freedom, flexibility and choice. At the same time, cable-TV companies have shown a greater ability to increase pricing without regulatory oversight, and are also continuing to roll out higher-speed Internet services, Internet telephony and digital cable-TV services to fuel their growth.

In 2007, the federal government moved the telecommunications industry towards a more open and deregulated wireline environment by directing the CRTC to grant residential local exchange forbearance in markets with three independent facilities-based competitors that serve at least 75% of residential lines, and business forbearance in markets with two facilities-based competitors that serve at least 75% of business lines. Approvals for forborne exchanges continued in 2009, providing TELUS and other incumbent telecom companies enhanced competitive flexibility in pricing, promotions and bundling of services.

The opportunities presented by forbearance, such as bundled product offerings, are heavily contingent on TELUS implementing its new integrated billing and client care platform that consolidates multiple legacy systems. Anticipated benefits include increased customer service efficiencies — greater flexibility, differentiation, enhanced marketing opportunities and accuracy — as well as future expense savings. TELUS has successfully converted nearly all of its consumer wireline customers in Alberta and British Columbia to the new system, and intends to convert business customers, and those outside of B.C. and Alberta, in the coming years.

In the business market, the convergence of IT and telecom, facilitated by the ubiquity of IP, continues to shape competitive investments. Telecoms are providing network-centric managed applications, while IT service providers attempt to bundle network connectivity with their software as a service (SaaS) offerings. In addition, manufacturers are bringing all-IP and converged (IP plus legacy) equipment to market, enabling a steady migration to IP-based solutions. The development of IP-based platforms providing combined IP voice, data and video solutions creates cost efficiencies to compensate, in part, for margin pressures related to the migration from legacy to IP-based services. At the same time, this opens new opportunities for integrated solutions that have greater business impact than traditional telecom services. TELUS is offering a series of solutions targeting specific high-value segments as well as small and medium businesses (SMB).

In recent years, TELUS has been successful in winning a number of large enterprise contracts, such as a $900 million, seven-to-10-year contract with the Government of Quebec. These types of investments typically require large upfront earnings-dilutive investments in return for longer-term revenue and earnings. In 2010, TELUS’ focus in this segment will be on the continued successful implementation of previously won contracts that leverage the Company’s capital investments and capabilities.

The SMB market, often viewed as underserved because it looks for big-business solutions at close to small-business price points, is forecast to be one of the fastest-growing markets in Canada. TELUS is investing in a range of affordable solutions for this segment, including security, videoconferencing and managed hosting solutions for everything from email to web applications. In the small business market, TELUS has countered increased cable-TV company competition by creating a small business solutions platform called TELUS Business One®, which includes connectivity (data and voice, wireline and mobility), security, audio and video conferencing, and other IP-based tools. In 2010, the Company is realigning and refocusing resources on this valuable segment.

While the recession has led to softening demand for telecommunications services, it is forecast that the Canadian economy will return to economic growth in 2010. TELUS continues to believe its consistent strategic focus on providing a full suite of valuable and reliable communications services; delivering differentiated, premium national business solutions in data and IP; exposure to growth services such as wireless, data and IP including high-speed Internet and TELUS TV; and the continued enhancement of national wireless and broadband networks, solidly position the Company for growth in the years ahead. At the same time, TELUS’ management remains focused on initiatives aimed at enhancing operating efficiency to mitigate economic, competitive and dilutive investment impacts, and will continue to carefully monitor trends in 2010 to ensure timely adjustments may be made to maintain profitability, cash flow and financial strength.

10.       Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

TELUS’ risk and control assessment process

TELUS uses a three-level enterprise risk and control assessment process that solicits and incorporates the expertise and insight of team members from all areas of the Company. TELUS implemented its three-level risk and control assessment process in 2002 and tracks multi-year trends for various key risks and control environment perceptions across the organization.

TELUS’ definition of business risk

TELUS defines business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability of financial reporting, compliance with laws and regulations and the safeguarding of assets within an ethical organizational culture.

TELUS’ enterprise risks are largely derived from the Company’s business environment and are fundamentally linked to TELUS’ strategies and business objectives. TELUS strives to proactively mitigate its risk exposures through rigorous performance planning and effective and efficient business operational management. Residual exposure for certain risks is mitigated through appropriate insurance coverage, including for domestic and international operations, where this is judged to be efficient and commercially viable.

TELUS strives to avoid taking on undue risk exposures whenever possible and ensure alignment with business strategies, objectives, values and risk tolerances.

Enterprise risk and control assessment process

Level one

Annual risk and control assessment

Key inputs into this process include interviews with senior managers, data and updates from TELUS’ ongoing strategic planning process, and the results of an annual web-enabled risk and control assessment survey. The survey is based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control frameworks. The survey is widely distributed to TELUS’ management leadership team (all executive vice-president, vice-president and director level team members and a random sample of management). Survey responses were received from 1,650 individuals in 2009.

Additionally, TELUS’ assessment process incorporates input from recent internal and external audits, as well as input from management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities. Key enterprise risks are identified, defined and prioritized, and risks are classified into one of seven risk categories. Perceived risk resiliency (or readiness) is assessed by key risk and risk tolerance/appetite is evaluated by risk category. Executive-level responsibility for key risk mitigation is assigned.

Results of the annual risk and control assessment are shared with senior management and the Audit Committee. The results guide the development of TELUS’ annual internal audit program, which has an emphasis on assurance coverage of higher-rated risks and is approved by the Audit Committee. Risk assessments are also incorporated back into the Company’s strategic planning and performance management processes and shared with the Board.

Level two

Quarterly risk assessment review

TELUS conducts a quarterly risk assessment review with key internal stakeholders across all business units to capture and communicate the dynamically changing business risks, identify key risk mitigation activities and provide quarterly updates and assurance to the Audit Committee.

Level three

Granular risk assessments

TELUS conducts granular risk assessments for specific audit engagements and various risk management, strategic and operational initiatives (e.g. project, environmental management, safety, business continuity planning, network and IT vulnerability, and fraud and ethics risk assessments). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

The following sections summarize the principal risks and uncertainties that could affect TELUS’ future business results going forward, and TELUS’ associated risk mitigation activities. The significance of these risks is such that they alone or in combination may have material impacts on TELUS’ business operations, reputation, results and valuation.

10.1	Competition
10.2	Technology
10.3	Regulatory
10.4	Human resources
10.5	Process risks
10.6	Financing and debt requirements
10.7	Tax matters
10.8	Health, safety and environment
10.9	Litigation and legal matters
10.10	Human-caused and natural threats
10.11	Economic growth and fluctuations

10.1 Competition

Aggressive competition may adversely affect market shares, volumes and pricing

TELUS faces intense competition across all key business lines and market segments, including consumer, small and medium businesses (SMB), and the large enterprise market.

Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. Cable-TV companies continue to expand offerings of digital voice and enhanced phone services, resulting in intensified competition in the residential and certain SMB, local access, long distance and high-speed Internet access (HSIA) markets. As a result of the 2008 AWS spectrum auction, one new wireless carrier launched services in December 2009, and several others, including at least one cable-TV company, are expected to launch services in 2010. Overall, industry pricing pressure and customer acquisition efforts have intensified across most product and service categories and market segments, and this is expected to continue.

Risk mitigation, general: Canadian Radio-television and Telecommunications Commission (CRTC) decisions in recent years approving wireline deregulation have provided TELUS with improved flexibility to respond to intensifying competition (see Section 10.3 Regulatory). Active monitoring of competitive developments in product and geographic markets enables TELUS to respond more rapidly to competitor offers and leverage the Company’s full suite of integrated solutions and national reach. TELUS continues to expand its TELUS TV offering in its incumbent territories in order to provide a premium television experience and enhance its bundles to better address customer needs and respond to cable-TV company bundled offerings. In order to offset increasing competitive intensity and losses in its incumbent areas, TELUS continues to expand into and generate growth in non-incumbent markets in Central Canada with business services and mobility offerings. In addition to expanding services, TELUS also continues to actively pursue the most competitive cost structure possible. In 2009, TELUS consolidated certain of its customer-facing units to achieve cost efficiencies, and to better align distribution channels and product and service roadmaps with key industry vertical markets: the public sector, healthcare, financial services, energy and telecom wholesale.

Customer experience

There is a risk that TELUS will not earn improved levels of client loyalty if products and services and service experience offered by the Company do not meet or exceed customer expectations. If TELUS does not provide a better customer experience than its competitors, the TELUS brand image could suffer, and business clients and consumers may change service providers. The Company’s revenues and profitability could be negatively impacted should the costs to acquire and retain customers increase.

Risk mitigation: Driving the best customer experience and earning the patronage of clients is a Company-wide commitment. Two of the Company’s internal priorities for 2010 are to increase TELUS team member engagement and live the culture of personal responsibility and customer service, and ensure TELUS delivers its future friendly brand promise to clients. (See Section 3: Key performance drivers).

Wireline voice and data

Competition is expected to remain intense from traditional telephony, data, IP and IT service providers, as well as from new voice over Internet protocol (VoIP) focused entrants. Competitors are focusing on both business and consumer markets.

The industry transition from legacy voice infrastructure to IP telephony, and from legacy data platforms to Ethernet, IP virtual private networks (VPN), multi-protocol label switching (MPLS) IP platforms and IP-based service delivery models, continues at a robust pace. Legacy data revenues and margins continue to decline. This decline has been only partially offset by increased demand and/or increased migration of customers to IP-based platforms. IP-based solutions are also subject to downward pricing pressure, lower margins and technological evolution. It is expected that significant capital investments in wireline infrastructure are required to facilitate this ongoing transition process for all traditional incumbent local exchange carrier (ILEC) entities including TELUS.

Wireline voice and data — Business

In the business market, price-discounted bundling of local access, wireless and advanced data and IP services has evolved to include web-based and e-commerce services, as well as other IT services and support. Non-traditional competitors such as Microsoft have entered the telecom space through new products such as Unified Communications, which provides the ability to redirect and deliver, in real time, email, voice and text messages from a variety of telecom and IT systems to the device nearest to the intended recipient. With this broader bundling of traditional telecom services with IT services, TELUS increasingly faces competition from pure Internet and information technology hardware, software and business process/consulting related companies. Cable-TV companies have begun to target the SMB market with their VoIP services. The result is that traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services to the business market, particularly in the major urban areas.

Risk mitigation in the business wireline market: TELUS continues to increase its capabilities in the overall business market through a combination of strategic acquisitions and partnerships, a focus on priority vertical markets (public sector, healthcare, financial services, energy, and telecom wholesale), expansion of strategic solution sets in the enterprise market, and a mass modular approach in the SMB market (including services such as TELUS Business One). Through the launch of TELUS Health Solutions in 2008, TELUS can now leverage systems, its proprietary solutions and its reach and brand to extend the Company’s footprint in healthcare, benefit from the investments being made by governments in eHealth, bring to market services targeted at consumers such as mobile personal health records and tools to manage their health, as well as pursue the transformation of the Canadian pharmacy benefit management sector and cross-sell more traditional telecom products and services to the healthcare sector. TELUS is also focused on implementing large enterprise deals that leverage the Company’s capital investments and capabilities.

Wireline voice and data — Consumer

In the consumer wireline market, cable-TV companies and other competitors encounter minimal regulation and continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services into one bundled and/or discounted monthly rate, along with their traditional broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of TELUS’ residential network access lines (NALs) is expected to continue from this competition, as well as ongoing technological and wireless substitution. Competitors are anticipated to capture a majority of the share in growth marketplace opportunities; thus, access line associated revenues, including long distance, can be expected to continue to decline. Although the HSIA market is maturing, subscriber growth is expected to continue over the next several years. With a more mature HSIA market, and the potential for higher-speed Internet offerings from competitors, TELUS may be constrained in its ability to maintain market share in its incumbent territories, because of the amount and timing of capital expenditures associated with maintaining competitive network access speeds.

Risk mitigation in the consumer wireline market: With a major broadband expansion program in 2009 and continuing into 2010, TELUS continues to significantly expand its broadband infrastructure, in both coverage area and increased speed of service, to enter new market segments such as video and enhance current services. The provision of TELUS TV service helps the Company counter the threat from the cable-TV competition in its incumbent markets, and to retain and grow revenues with a bundled offering of local and long distance telephony, HSIA and TV entertainment services. In June 2009, TELUS launched satellite TV service in Alberta and B.C., expanding the addressable market for TELUS TV to more than 90% of households in these two provinces. The new satellite TV service complements TELUS’ IP TV service and enables the Company to more effectively serve those households that are not currently on the TELUS IP TV network footprint and leverage TELUS’ strong distribution and marketing presence. In 2010, TELUS is continuing the expansion of its IP TV service offerings in communities in B.C., Alberta and Eastern Quebec.

While TELUS Satellite TV service is made possible by an agreement with Bell Canada, Bell TV remains a competitor to TELUS’ satellite and IP TV service offerings in B.C. and Alberta, and TELUS’ IP TV service offerings in Eastern Quebec.

Broadcasting

As noted above, the Company offers TELUS TV in B.C., Alberta and Eastern Quebec, and continues targeted roll-outs of IP TV to new areas in order to generate new revenues and gain the ability to create new service bundles for enhanced competitiveness and customer retention. While TELUS TV provides numerous interactivity and customization advantages, there can be no assurance that TELUS TV will be successful in achieving its plans of obtaining a sizable share of the TV services market or that implementation costs or projected revenues for TELUS’ television service will be as planned.

Risk mitigation: Fully digital TELUS TV is offered as both an IP-based service (in urban markets of B.C., Alberta and Eastern Quebec) and as a satellite-based service (in B.C. and Alberta). It provides unique competitive advantages relative to analogue cable-TV, such as time-shifted programming flexibility, on-screen caller ID and an all-digital, broad selection of channels. It also provides the Company with the ability to bundle entertainment with other communication services.

TELUS’ IP-based TV services offer more than 390 channels, Pay Per View, personal video recorder (PVR), and video on demand services similar to those offered by direct competitors Shaw Cable, Shaw Direct and Bell TV. TELUS also offers HD capability in selected areas through the deployment of ADSL2+ technology. TELUS expects its HD TV service to increase penetration in 2010 as additional ADSL2+ build-outs expand TELUS’ addressable market. TELUS has launched an upgrade to its IP TV middleware to next generation Microsoft Mediaroom in February 2010. This is a proven carrier grade platform that is expected to provide differentiation from services offered by cable-TV competitors with features such as total home PVR, forward error correction and faster channel changing. In 2009, the Company began upgrading to VDSL2 technology. While IP TV is still at a relatively early stage of development and adoption, per-unit capital and operating costs are expected to decline with technological advances and as TELUS increases scale.

TELUS Satellite TV offers more than 500 digital channels with more than 80 HD channels, and advantages noted above.

Wireless competitive intensity is expected to increase

The AWS spectrum auction in 2008 resulted in eight new potential competitors acquiring spectrum in separate and overlapping regions, collectively covering most markets in Canada. New entrants are not expected to build networks in remote and rural areas for some time, choosing instead to focus in urban markets, and through roaming agreements, provide extended coverage for their urban-based subscribers. One new entrant launched service in Toronto and Calgary in December 2009, and other new entrants are expected to begin offering services in early 2010. (See Section 10.3 Regulatory.) To win market share, strategies of potential competitors are expected to include price discounting relative to incumbents, unlimited rate plans, no system access fees and increased competition at points of distribution.

In addition to new entrants, existing competitors are expected to be more aggressive. TELUS’ network sharing agreement with Bell is expected to increase competitive intensity, as it provides Bell with an expanded coverage advantage that TELUS also benefits from. TELUS anticipates average revenue per subscriber unit (ARPU), cost of acquisition (COA) and cost of retention (COR) pressures as competitors increase subsidies for handsets (particularly for generally more expensive smartphones), lower airtime and wireless data prices, and offer other incentives to attract new customers. TELUS believes it has positioned itself well to respond to the arrival of new entrants and increased competitive intensity from incumbents, but there can be no assurance that the Company’s preparations and responses will be as successful as planned.

Competition from adjunct wireless technologies may increase

While adjunct wireless technologies, like fixed WiMAX and Wi-Fi (wireless fidelity), are continuing to develop, their associated economic viability remains unproven. Regardless, increased competition is expected through the use of licensed and/or unlicensed spectrum to deliver higher-speed data services. At the end of November 2008, Industry Canada granted a licence to Craig Wireless to move its fixed wireless service in Vancouver to mobile, and Craig Wireless subsequently announced the development of a WiMAX network in Vancouver in September 2009. Look Communications sold similar spectrum to Bell Canada and Rogers Communications (through their joint venture Inukshuk Wireless Partnership) in May 2009. These technologies offer portable data capabilities that can overlap in some instances with mobile 3G service. TELUS considers the Craig Wireless and Look Communications developments to be a sign that activity in the 2.5/2.6 GHz band may increase competitive intensity in the mobile market.

Certain non-traditional telecom players, such as municipalities, may contemplate launching fixed wireless ventures in urban and suburban locations, as has been the case in the United States. Though many municipal Wi-Fi network initiatives have failed to gain meaningful share in the marketplace, there can be no assurance that new or existing services offered by TELUS will be competitive with such fixed wireless services, or will be available on time, or that TELUS will be able to charge incrementally for the services.

Risk mitigation in wireless markets: The Company’s competitive position and expectations for future performance improved with the November 2009 launch of a new 3G+ high-speed packet access (HSPA/HSPA+) wireless network offering manufacturer-rated data download speeds of up to 21 megabits per second (Mbps). The new network covers more than 93% of Canada’s population over more than 1.1 million square kilometres, including network sharing agreements with Bell Canada. The HSPA network sharing agreement builds on and enhances an agreement signed in 2001 and helped TELUS lower the cost, accelerate deployment on a national basis, optimize cell-site utilization and maximize potential operating efficiencies.

HSPA+ technology enables an expanded selection of world-class mobile devices, including the Apple iPhone 3GS, and international roaming service to more than 200 countries. As the only global system for mobile communication (GSM) and formerly the only HSPA competitor in Canada, Rogers Communications Inc. previously enjoyed advantages in handset selection, earlier availability of certain devices and lower handset costs and access to international roaming revenue. The new HSPA wireless network provides TELUS with competitive advantages in terms of speed and coverage, and ended Rogers’ competitive advantage of early and broader access to the latest cutting-edge, non-CDMA wireless devices.

In conjunction with the launch of TELUS’ new wireless network, TELUS launched new simplified rate plans with no system access or carrier 911 fees. The new rate plans reduce pricing complexity and better position TELUS to win and retain customers in the competitive wireless market. In November, TELUS expanded its wireless distribution capability through 113 store locations of recently acquired Black’s Photo Corporation, of which 72% are located in Ontario where TELUS is targeting increased distribution. Black’s stores are primarily in key mall locations, complementing the existing network of dealers and Company-owned stores.

To compete more effectively in serving a variety of customer segments, TELUS launched a basic service brand called Koodo Mobile in March 2008. Koodo has been successful to date, positively affecting postpaid subscriber loading. As Canadian wireless penetration increases, industry net loading is expected to continue to shift towards basic service brands. Koodo positions TELUS to compete more effectively with the value segment of the market including new entrants that are expected to focus on this segment.

TELUS intends to continue the marketing and distribution of innovative and differentiated wireless services; investing in its extensive network; evolving technologies when deemed prudent; and acquiring spectrum, as appropriate, to facilitate service development and profitable expansion of the Company’s subscriber base. In the May 2008 AWS auction, TELUS acquired sufficient spectrum assets to support the capacity required to introduce fourth generation (4G) wireless technology known as long-term evolution (LTE). TELUS also expects to participate in future wireless spectrum auctions, anticipated in 2011/2012. TELUS continues to monitor wireless technology developments and takes a proactive approach to product testing and development. The launch of the HSPA+ network is expected to enable an optimal transition to LTE.

10.2 Technology

Technology is a key enabler for TELUS and its customers, however, technology evolution brings risks, uncertainties and opportunities. TELUS is vigorous in maintaining its short-term and long-term technology strategy to optimize the Company’s selection and timely use of technology, while minimizing the associated costs, risks and uncertainties. The following identifies the main technology risks and uncertainties and how TELUS is proactively addressing them.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly. This evolution enables higher broadband access speeds and is fuelled by user appetite for faster connectivity, the threat of increasing competitor capabilities and offerings, and the desire of service providers like TELUS to offer new services, such as IP TV, that require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre further out from the central office, thus shortening the copper loop portion of the access network and using faster modem technologies on the shortened copper loop. However, new access technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently planned, as well as shorter estimated useful lives for certain existing infrastructure, which would increase depreciation expenses.

Risk mitigation: TELUS actively monitors the development and carrier acceptance of competing proposed FTTx standards (fibre to the home, curb, pedestal or neighbourhood). One or more of these fibre-based solutions may be a more practical technology to deploy in new greenfield neighbourhoods or multiple dwelling units (MDUs) than the current copper loops. In addition, TELUS is exploring business models for the economical deployment of fibre-based technologies in areas currently connected by copper.

In 2005, TELUS began shortening copper loops using a fibre to the neighbourhood (FTTN) access architecture by deploying remote digital subscriber line access multiplexers (DSLAMs) at extended reach access (ERA) sites with ADSL technology. Since then, as part of its multi-year broadband build program, TELUS has been upgrading its network to ADSL2+ technology, a generation of ADSL technology that enables link rates of 15 Mbps or higher to the customer premises. In the second half of 2009, TELUS began deploying VDSL2 technology in certain urban areas to extend the capabilities of the copper loops to double previous speeds. VDSL2 technology enables typical down link rates at up to 30 Mbps, is backward-compatible with ADSL and ADSL2+ and takes advantage of TELUS’ investments in ERA copper/fibre access infrastructure and in the installed base of ADSL modems. The VDSL2 deployment is expected to continue into 2011. In 2007, TELUS began partnering with developers of MDUs to build future friendly buildings. In these greenfield buildings, TELUS placed fibre to the building and deployed category 5E data cables within the building to deliver services at speeds up to 100 Mbps to customers in these buildings. In 2008, TELUS also commenced field trials of FTTH technologies utilizing standards-based gigabit passive optical network (GPON) technology. In 2009, as part of its continued evaluations, TELUS switched GPON vendors, and anticipates exclusive deployment of GPON for greenfield residential developments in 2010.

The evolution of these access architectures and corresponding standards, enabled with Quality of Service standards and network traffic engineering, all support the TELUS Future Friendly Home strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure.

IP-based telephony as a replacement for legacy analogue telephony is evolving and cost savings are uncertain

TELUS continues to monitor the evolution of IP-based telephony technologies and service offerings and is developing and testing a consumer solution for IP-based telephony over broadband access in accordance with TELUS’ strategy and standards. This solution could provide additional telephone services over the same line as legacy analogue telephone service or could replace the legacy analogue telephone service. One of the realities of VoIP in the consumer space is that the actual state of technology developed to inter-work telephony, video and Internet access on the same broadband infrastructure is in its infancy and there are risks and uncertainties to be addressed, such as ensuring all services can be delivered simultaneously to the home (and to different devices within the home) with uncompromised quality. These issues are exacerbated when the exchange of information is between service providers with different broadband infrastructures.

A long-term technology strategy is to move all services to IP to simplify the network, reduce costs and enable advanced TELUS Future Friendly Home services. Pursuing this strategy to its full extent would involve transitioning TELUS’ standard telephone service offering to IP-based telephony and phasing out legacy analogue-based telephone service. To this point, TELUS’ legacy voice network infrastructure could be simplified if regular analogue telephone lines were discontinued in favour of digital-only broadband access lines supporting all services including telephony, Internet and video. This would, for example, allow inexpensive high-bandwidth conventional Ethernet to be used as the broadband access technology in the multiple dwelling unit model. However, digital-only broadband access may not be feasible or economical in many areas for some time, particularly in rural and remote areas. TELUS needs to support both legacy and broadband voice systems for some time and, therefore, is expected to continue to incur costs to maintain both systems. There is a risk that investments in broadband voice may not be accompanied by decreased costs of maintaining legacy voice systems. There is also the risk that broadband access infrastructure and corresponding IP-telephony platforms may not be in place in time to avoid some re-investment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, resulting in some investment in line adaptation in non-broadband central offices.

Risk mitigation: TELUS continues to monitor and conduct trials of IP-based voice technologies to better assess their technical applicability and evolving cost profiles, as well as to determine the appropriate timing for implementation by service area in line with TELUS’ commitments to the CRTC and its customers. TELUS is making investments in FTTN technologies and access technologies that enable a smoother future evolution of IP-based telephony. TELUS is also working with manufacturers to optimize the operations and cost structure of analogue systems.

The convergence in a common IP-based application environment for telephony, Internet and video is complex

Traditionally the technology and systems associated with telephony, Internet and video were different from each other and provided little opportunity for common platforms for cost savings and little flexibility to integrate media, services and service development environments. The convergence in a common IP-based application environment, carried over a common IP-based network, provides opportunities for cost savings and for the rapid development of more advanced services that are more flexible and easier to use. Further, the global standards for drawing together classic wireline and wireless services into a combined architecture using an IP multimedia subsystem are being actively ratified. However, the transformation from individual traditional silo systems and architectures to a common environment is very complex.

TELUS has commercially launched an IP TV system, called TELUS TV. In 2008, TELUS launched HD TV for both broadcast and video on demand content as well as PVR technologies. TELUS TV utilizes middleware designed specifically for video delivery that allows complex signalling communication between application software and system hardware in the network, and in the set-top box in the home. In 2009, TELUS evaluated alternative middleware providers and in 2010 began transitioning its primary IP TV middleware to next generation Microsoft Mediaroom for new customers. The new middleware software platform is a proven carrier grade platform, offering features such as total home networked PVR, retransmission functionality and extremely fast channel changing, which is expected to provide differentiation from services offered by cable-TV competitors. The deployment gives rise to potential risks inherent in the execution of the upgrade.

Risk mitigation: In February 2010 TELUS began offering its upgraded IP TV middleware platform to new customers where applicable and will be expanded over time. The Company plans to expand the platform over time, giving existing TELUS TV customers the opportunity to migrate to the new platform as it becomes available. TELUS has been undertaking employee trials since September 2009 and will be applying those learnings during the implementation to help mitigate the execution risk. TELUS is also mitigating the implementation risk through modular architectures, lab investments, partnering with system integrators where appropriate, and using hardware that is common to most other North American IP TV deployments. TELUS is striving to ensure that its IP TV deployment is part of an open framework that will fit into the overall transformation strategy once standards are ratified and the actual implementations have stabilized, particularly with the set-top box. In addition, TELUS is active in a number of standards bodies such as the MEF and IP Sphere to ensure its IP infrastructure strategy leverages standards-based functionality to further collapse and simplify the TELUS networks.

Support systems will increasingly be critical to operational efficiency

TELUS currently has a very large number of interconnected operational and business support systems, and the complexity is increasing. This is typical of incumbent telecommunications providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining competitive position and profit margins. TELUS is proactive in evolving to next generation support systems. As next generation services are introduced, they should be designed to work with both legacy and next generation support systems, which introduces uncertainty with respect to the costs and effectiveness of the solutions and the evolution.

Risk mitigation: In line with industry best practice, TELUS’ approach is to separate the business support systems from the operational support systems and underlying network technology. The aim is to decouple the introduction of new network technologies from the services sold to customers. This should allow TELUS to optimize network costs while limiting the impact on customer services and to facilitate the introduction of new services by removing, where possible, any development dependency on the operational support systems. In addition, TELUS is an active participant in the TeleManagement Forum that is working to develop standard industry-defined modules in order to reduce cost through scale and increase adoption through scope. TELUS has established a next generation OSS-BSS (operations support system — business support system) framework to ensure that, as new services and technologies are developed, they are part of the next generation framework to ease the retirement of legacy systems in accordance with TeleManagement Forum’s Next Generation Operations Systems and Software (NGOSS) program.

Restructuring of equipment vendors may impact the services and solutions TELUS provides

TELUS has a number of relationships with equipment vendors, which are important to supplying the services and solutions TELUS provides to its retail and business customers. TELUS faces the risk that some equipment vendors may experience business difficulties, may not remain viable or may have to restructure their operations, which could impact their ability to support all of their products in future. This may negatively impact the services and solutions TELUS provides.

Risk mitigation: TELUS plans for this possibility in terms of future growth, maintenance and support of existing equipment and services. TELUS has a comprehensive contingency plan for multiple scenarios, including exposure to multiple suppliers and ongoing strong vendor relations. There can be no guarantee that the outcome of any vendor restructuring will not affect the services that TELUS provides to its customers, or that TELUS will not incur additional costs to continue providing services.

Mature CDMA and iDEN wireless technologies must coexist with the new HSPA/HSPA+ network

The wireless industry continues to expand the deployment of second generation (2G), third generation (3G) and emerging fourth generation (4G) technologies to deliver increased data speeds required for many new wireless, IP and data services. TELUS’ evolution to next generation wireless technologies involves services and devices that meet the requirements of the Company’s current and future subscriber base.

TELUS continues to support CDMA2000 3G wireless services on its digital CDMA PCS (personal communication services) and cellular networks. TELUS has deployed technology enabling EVDO revision A (DOrA) services that were turned up in most markets in 2007. TELUS has enjoyed commercial success with the CDMA2000-based technologies, and believes CDMA2000 technology will continue for some time into the future.

TELUS continues to support its Mike service, which is differentiated from current CDMA-based Push to Talk (PTT) services in Canada in that Mike’s Direct Connect ® (iDEN PTT) has superior call set-up time and inter-call latency. With its Mike service and CDMA-based Instant Talk® service, TELUS remains the Canadian leader with the largest number of subscribers using PTT. Notably, there is currently no GSM-based PTT service in the Canadian market, but there is risk that one could be introduced in the future.

The Company’s future growth is expected to be propelled mainly by HSPA/HSPA+ technology, because of HSPA’s broader geographic adoption, anticipated greater economies of scale, superior speeds and wider device selection. As such, CDMA and iDEN coexistence with HSPA/HSPA+ needs to be managed and ensured.

Implementation of HSPA/HSPA+ and 4G network technologies and systems: TELUS successfully launched its HSPA/HSPA+ network in November 2009, under a network sharing agreement with Bell Canada that sped up and reduced the Company’s costs of deployment nationally. Although the network sharing agreement provided the foundation for reducing capital and operating costs, there is no limitation on either party from building further network infrastructure to meet future and changing business requirements. While the Company expects its overall capital intensity level for 2010 to be approximately

17% of consolidated revenues, there is the risk that TELUS’ future wireless capital expenditures may be higher than those recorded historically in order to meet ongoing technology investments.

Technology evolution: CDMA2000 operators Verizon, MetroPCS and Telstra announced their intentions to migrate to LTE. Similarly, many HSPA operators such as AT&T, T-Mobile Germany, Vodafone, NTT DoCoMo and China Mobile have announced their intentions to migrate to LTE. Although LTE is part of the technology evolution of a mature HSPA platform deployed by more than 50 operators worldwide, some operators seeking to deploy LTE could influence the diversion of resources from HSPA development by the vendor and operator communities.

Risk mitigation: As common and continual practice, TELUS optimizes capital investments to enable positive payback periods and strong flexibility to consider future technology evolutions. Certain capital investments, such as towers, leasehold improvements and power systems, are technology agnostic. TELUS invested in HSPA technology to offset the risk of the uncertain long-term competitiveness of CDMA and iDEN technologies.

TELUS also has a migration initiative underway to strategically move certain CDMA2000 and Mike subscribers to high-speed data capable services, thereby providing the potential to increase utilization of data services and stabilize revenue. TELUS expects to leverage the economies of scale and handset variety with the HSPA device portfolio, while continuing to take advantage of both the CDMA and iDEN device portfolios.

The agreement with Bell Canada to jointly build out an HSPA network provided the means for TELUS to better manage its capital expenditures and more quickly deliver a commercial network than could otherwise have been accomplished. TELUS’ network agreements with Bell Canada are possible because both companies have a similar mobile technology path and vendors, and an existing relationship in this arena. TELUS’ continued collaboration with Bell Canada is expected to provide cost savings beyond the initial network build and flexibility to invest in service differentiation.

TELUS maintains a close liaison with its network technology suppliers and operator partners to influence and benefit from developments in iDEN, CDMA and HSPA technologies. By contracting its suppliers to provide technology solutions that are amenable to future advancements like LTE, TELUS can mitigate the operational disruption during technology transitions. Fundamental to TELUS’ strategy is the reuse and redeployment of application servers and network elements that are access-agnostic, such as messaging (voice and text), into the latest radio access technology such as HSPA. This enables TELUS to invest in radio-based technologies as they evolve and as required, without the need to replace these application servers.

Subscriber demand for data may challenge wireless networks

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by increasing levels of broadband penetration, increasing need for personal connectivity and networking, increasing affordability of smartphones and Internet-only devices (e.g. high-usage data devices such as the Apple iPhone, mobile Internet keys and emerging products such as electronic book readers), increasingly rich multimedia services and applications, increasing wireless competition, and possibly unlimited data plans. The industry expects dramatic year-over-year increases in subscriber data traffic over the next one to five years, as it is anticipated that wireless data demand will continue to track wired Internet data consumption, lagging by only three to five years. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The ability to acquire additional spectrum to address future requirements is dependent on the timing and the rules established by Industry Canada. (See Section 3: Regulatory.)

Risk mitigation: TELUS built an extensive 3G+ wireless network based on HSPA/HSPA+ technologies. This 3G+ network uses the most advanced mobile broadband technology commercially available in Canada at the reporting date, delivering manufacturer-rated download speeds of up to 21 megabits per second, as well as significant increases in network capacity. The new wireless network brings higher capacity and improved support and performance for real-time conversational and interactive services through the introduction of MIMO (multiple input multiple output) antennas, continuous packet connectivity and higher-order modulation schemes. As such, TELUS’ 3G+ network, with coverage exceeding 1.1 million square kilometres and reaching 93% of the Canadian population (including network sharing agreements), positions TELUS to meet the capacity demands and challenges in the foreseeable future. The new network complements TELUS’ existing wireless portfolio that includes the CDMA, 3G high-speed wireless (EVDO) network and the Mike Push to Talk network and business service. TELUS is continuing to evolve its technology leadership position to address traffic demand, while offering customers a wide selection of wireless devices and service experiences, no matter which network technology is running in the background.

In addition to the superior capabilities and higher capacity delivered by HSPA/HSPA+, the infrastructure supporting TELUS’ 3G+ network facilitates the migration to 4G LTE wireless technologies, which in turn is expected to further increase network capacity and speed. TELUS investments to date in IP networks, IP/fibre cell-site backhaul and a software-upgradeable radio infrastructure, are expected to greatly facilitate rapid introduction of LTE when this ecosystem reaches maturity. LTE technologies are expected to deliver speeds up to 100 Mbps, while at the same time introducing significant improvements in performance including a reduction in delay/latency. These improvements are expected to increase network capacity, enhance performance, enable richer multimedia applications and services, and deliver a superior subscriber experience.

Fast growth of wireless data volumes requires optimal and efficient utilization of TELUS’ spectrum holdings. Deployment of TELUS’ HSPA/HSPA+ technology, eventual launch of 4G LTE technology, and development of a traffic management toolkit aim to achieve efficient utilization of TELUS’ spectrum holdings and position TELUS to meet increasing levels of data traffic. Furthermore, TELUS has developed a spectrum strategy to further strengthen its ability to deliver the mobile Internet to Canadians in the future.

Transition to 4G wireless technologies could be slowed by delays in the development of the LTE ecosystem

The timing for the standardization and development of LTE technologies aligns with the need for additional network capacity required to address the surging demand for wireless data. However, just as with any other new wireless technology in the past, there remain significant and non-trivial challenges that the industry needs to overcome in the first few years following standardization, and prior to being able to successfully support large LTE deployments. These include both technological and business challenges, including harmonization of global spectrum, intellectual property rights, support for voice and SMS, interoperability, device availability, technology maturity, operational readiness and costs. The wireless industry appears committed to making LTE the worldwide technology standard, as evidenced by its R&D, testing and interoperability efforts. Despite this, there remains a risk that the development of a robust LTE ecosystem may experience some delays; these delays, when put against a background of surging data traffic demand, represent a risk for the operator.

Risk mitigation: TELUS’ implementation of LTE technologies will primarily be driven by a business case whose foundations have been laid by the launch of TELUS’ national 3G+ network, and as such, TELUS’ focus remains on the revenue growth opportunities that this new network enables. In support of this, TELUS’ wireless network is ready to evolve through software upgrades to support enhancements in HSPA/HSPA+ that improve performance, capacity and peak data rates. In parallel and complementary to the evolution of HSPA/HSPA+, TELUS is developing a comprehensive capacity management toolkit that will help address capacity challenges prior to the introduction of LTE, and which also is expected to complement LTE once it is deployed.

Rapid growth in wireless data traffic is expected to be accompanied by decreasing unit-pricing

Wireless data traffic has been growing at unprecedented rates. It is expected that levels of data consumption will continue to expand from increasing wireless adoption, usage increases driven by increasingly sophisticated smartphones, increasing laptop connectivity, richer multimedia applications and services, and flat-rate unlimited data plans. However, given the highly competitive wireless business environment in Canada, it is expected that wireless data revenues will not grow at the same rate as traffic demand. This gap between traffic and revenue growth represents one of the most significant challenges for operators in this mobile Internet era the industry is just entering.

Risk Mitigation: To compensate for the gap between data revenue growth and traffic growth, a key requirement for operators in the mobile Internet era is improvement in capacity and performance that lowers costs. TELUS’ recent implementation of HSPA/HSPA+ technology is expected to reduce the cost of delivery per megabyte of data to the subscriber, relative to 3G and 2G technologies. The future evolution to 4G LTE technology is expected to deliver further increases in capacity, as well as improved network architecture and network management capabilities.

10.3 Regulatory

Regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues

TELUS’ telecommunications and broadcasting services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), Industry Canada and Heritage Canada. The CRTC has taken steps to forbear from regulating prices for services offered in competitive markets, such as local residential and business services in selected exchanges, long distance and some data services, and does not regulate the pricing of wireless services. Local telecommunications services that have not been forborne are regulated by the CRTC using a price cap mechanism. Major areas of regulatory review currently include the ILECs’ obligation to serve and the utilization of the funds in the ILECs’ deferral accounts.

The outcome of the regulatory reviews, proceedings and appeals discussed below and other regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues.

Implementation of phase II wireless enhanced 911 (E911) services

On February 2, 2009, the CRTC issued Telecom Policy CRTC 2009-40, directing Canadian wireless service providers to implement wireless phase II E911 service by February 1, 2010, and ruling that wireless service providers are responsible for their own costs of implementation. Wireless phase II E911 services automatically provide E911 call centres with more precise location information when a person calls 911 emergency services from an equipped wireless device. Wireless phase II E911 services provide the caller’s location using a GPS-based system, a triangulation method using the nearest cellular towers, or a combination thereof. Most wireless devices already in use and all new wireless devices offered by TELUS have the GPS or other technologies required for Phase II E911 service. The CRTC ordered all Canadian wireless providers to implement wireless phase II E911 services in the same areas where wireline E911 services were already available by February 1, 2010 (stage 1). TELUS has successfully completed the implementation of wireless phase II E911 services, in accordance with the CRTC’s requirements, across its wireless networks. However, the new technology must be tested in every local authority’s 911 operations centre, each with its own technology and approach.

Future availability and cost of wireless spectrum

Industry Canada plans to auction spectrum in both the 700 MHz and 2.5/2.6 GHz bands in the 2011 to 2012 timeframe. The release of future wireless spectrum in these bands could facilitate expansion for incumbents and provide additional opportunities for new entrants to offer wireless broadband services. There is uncertainty regarding the government’s timing and position in regulating these potential spectrum bands. Auction rules may, for example, favour non-incumbents. As the rules for future auctions are unknown, the capital outlay required to successfully bid on additional spectrum is uncertain. TELUS expects a 700 MHz spectrum auction discussion paper by mid-2010. However, it is possible that most new spectrum will not be available for mobile purposes prior to 2011 or 2012.

Currently, spectrum at 2.5 GHz has been used for fixed wireless and fixed wireless broadcast applications. However, this spectrum band has been given a primary mobile designation by Industry Canada and is anticipated to become a common global band for mobile services. In 2006, Industry Canada issued a policy that provides for a claw back of a portion of the band for auction when mobile service is implemented within the band, and has announced that it intends to auction unassigned portions of the multipoint distribution service portion of the band. At the end of November 2008, Industry Canada granted a licence to Craig Wireless to move its fixed service in Vancouver to mobile, consistent with this policy. On May 5, 2009, Look Communications announced that it was selling its spectrum in Ontario and Quebec to Inukshuk Wireless Partnership, owned by Bell and Rogers.

TELUS expects an Industry Canada decision regarding the transition issues for 2.5 GHz MDS spectrum to broadband radio service (BRS) mobile service subject to the 2006 policy to be announced in early 2010. TELUS also expects that an auction discussion paper will be announced by mid-2010 and an auction to be scheduled sometime in 2011 or later.

Competitors Bell and Rogers hold significant amounts of spectrum at 2.5 GHz through their Inukshuk partnership, have deployed a fixed wireless solution in major cities including Toronto, Montreal, Calgary, Edmonton and Vancouver, and are marketing portable DSL service with moderate print and billboard campaigns. Although TELUS has experienced only limited competition from this and similar services to date, there can be no assurance that future marketing of these services will not negatively impact TELUS’ wireless or wireline services.

In addition, Industry Canada is undertaking review of existing mobile spectrum licence fees and is considering fees for auctioned mobile spectrum upon completion of the initial spectrum licence term. Any increase could impact TELUS beginning in 2011 for spectrum already subject to annual fees, and in 2013 for spectrum acquired in the 2001 PCS auction. Industry Canada has raised the issue of what constitutes market rates and is expected to release an independent consultant’s report in the spring 2010 timeframe, as part of a formal public consultation on the issue of mobile spectrum licence fees. The actual impact of any fee increase cannot be determined at this time.

Local forbearance

On December 14, 2006, the Governor in Council issued a direction to the CRTC to rely on market forces to the maximum extent feasible; to ensure technological and competitive neutrality and enable competition from new technologies; to use tariff approval mechanisms that are as minimally intrusive as possible; to complete a review of the framework for mandated access to wholesale services; to publish and maintain performance standards for its various processes; and to continue to explore new ways of streamlining its processes.

On April 4, 2007, the Governor in Council issued Order in Council P.C. 2007-532 and varied Decision 2006-15 by changing the criteria for local forbearance for residential and business local exchange services. Instead of requiring at least 25% market share loss in large local forbearance regions (Decision 2006-15), the Order in Council requires two independent facilities-based competitors (of which one can be a wireless service provider) capable of serving at least 75% of the residential lines for forbearance based on local exchange areas. For business local exchange service, forbearance is granted when one facilities-based competitor is able to serve at least 75% of the business lines.

The Order in Council reduced the number of quality-of-service indicators that must be met for the six-month period prior to the forbearance application. The Order in Council also removed restrictions on winbacks (i.e. delays on actions to regain customers who have changed to a competing service provider) and promotions by the incumbent telephone companies.

Since the Order in Council was issued, TELUS has obtained forbearance for about 79% of its incumbent local residential service lines in non-high cost areas and about 69% of local business service lines in B.C., Alberta and Eastern Quebec.

As a result of the forbearance granted for local residential and business services, TELUS believes it has significantly enhanced flexibility in pricing, promotions and bundling to compete with other providers of these services. However, TELUS has no assurance that it will be able to prevent further market share loss in these markets or that it will be able to obtain forbearance in other exchanges where it is facing competition for residential and business customers.

Price cap regulation

Price cap regulation continues to apply to a basket of local services provided by ILECs. TELUS is subject to price cap regulation as an ILEC in B.C., Alberta and Eastern Quebec. On April 30, 2007, the CRTC issued Decision 2007-27 (third price cap period) and established an open-ended price cap regime.

The CRTC removed the productivity adjustment from the Residential Services in non-high cost serving areas (non-HCSA or urban) price cap basket and the Other Capped Services price cap basket. For the Competitor Services price cap basket, the CRTC reduced the productivity adjustment from inflation minus 3.5% to inflation minus 3.2%. The Commission moved residential optional local services and service bundles containing residential local exchange service to the Uncapped Services basket (no upward pricing constraints).

The CRTC capped residential service rates in urban areas at existing levels and limited annual rate increases in rural areas to the rate of inflation (to a maximum of 5%). However, the CRTC removed restrictions on rate de-averaging for residential local service and optional local services. Subsequent to the price cap decision (Decision 2007-106), the CRTC also removed restrictions on rate de-averaging for business and pay telephone services.

The CRTC incorporated a deferral account into the second price cap period to which an amount equivalent to the cumulative annual productivity adjustments for residential services in non-high cost serving areas was added. Since the CRTC removed these productivity adjustments in Decision 2007-27, the CRTC also determined that the deferral account was no longer required.

In February 2006, the CRTC determined in Decision 2006-9 that the funds accumulated in the ILEC deferral accounts would be used to expand broadband services to rural and remote communities and to improve accessibility to telecommunications services for individuals with disabilities. After receiving proposals from the ILECs in response to Decision 2006-9, the CRTC launched a further proceeding in November 2006 (Public Notice 2006-15) to further explore the ILECs’ proposals.

On July 6, 2007, the CRTC issued Decision 2007-50, which partially approved TELUS’ broadband expansion proposal for locations in B.C. and Eastern Quebec. TELUS is still waiting for the CRTC’s final decision in this proceeding on the balance of its broadband expansion proposal and its proposals to improve accessibility to telecommunications services for individuals with disabilities.

On January 17, 2008, the CRTC issued Decision 2008-1 and approved an additional 119 communities in B.C., Alberta and Eastern Quebec for broadband expansion (subsequently reduced to 102 communities following a competitor’s appeal). The CRTC also approved TELUS’ proposed initiatives to enhance accessibility to telecommunications services for the disabled. The CRTC determined in Decision 2008-1 that any funds remaining in the ILEC deferral accounts after the initiatives to expand broadband services and to improve accessibility to telecommunications services for individuals with disabilities are completed will be refunded to customers.

In 2009, the Supreme Court of Canada heard three appeals on how the funds in the ILECs’ deferral accounts should be treated. On September 18, 2009, the Supreme Court rejected all three appeals. The ILECs are proceeding with the implementation of deferral account initiatives for broadband expansion, improved access to telecommunications services for the disabled and customer rebates. For further information on the deferral account liability, see Section 7.8 under Commitments and contingent liabilities.

TELUS’ broadcasting distribution undertakings

TELUS holds licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (both licensed in August 2003 and recently renewed in 2009 for a second full seven-year term) and Eastern Quebec (licensed in July 2005). TELUS also holds a licence to operate a national video-on-demand undertaking (licensed in September 2003 and in the process of being renewed).

The CRTC has issued a revised policy for broadcasting distribution undertakings in Broadcasting Public Notice 2008-100. In this policy, the CRTC has increased contribution requirements of distribution undertakings by 1% of gross revenues. This policy also altered the framework regarding the offering of distant over-the-air television signals, which will likely make the offering of time-shifting packages more expensive. The new policy framework also provides for new flexibility for broadcasting distribution undertakings (BDUs) in packaging of Canadian and foreign programming services. These changes will take effect at the same time as the digital conversion of analogue over-the-air signals in August 2011. The CRTC has also held proceedings relating to local television and some obligations may flow to all broadcast distributors as a result of the determinations made in the context of these proceedings.

CRTC review of new media and Internet traffic management practices

The CRTC reviewed its exemption orders regarding new media broadcasting undertakings (which dates back to 1999) and mobile television broadcasting undertakings (which were issued in 2005). The CRTC issued Broadcasting Regulatory Policy 2009-329 in June 2009 and determined that its exemption of new media from regulation is still appropriate and that the creation of a new fund to support Canadian content online and on wireless is not required. TELUS will continue to press the CRTC and the federal government to ensure the Internet remains an open platform for innovation, diversity and consumer choice.

The CRTC also reviewed the traffic management practices of Canadian ISPs. This followed an earlier decision by the CRTC denying a request to have Bell halt its traffic shaping (or throttling) measures on its wholesale ADSL access service. The CRTC’s review of traffic management practices included both wholesale and retail services. The CRTC issued Telecom Regulatory Policy 2009-657 on October 21, 2009 and will allow Canadian ISPs to continue traffic shaping, however, the CRTC will continue to monitor traffic shaping practices to ensure the practices are reasonable and have as little negative impact on the user experience as possible.

Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and, therefore, require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates, manages and controls the allocation of spectrum in Canada and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, specialized mobile radio (SMR), enhanced specialized mobile radio and PCS systems, among others, require such licences. TELUS’ PCS and cellular licences include various terms and conditions, such as: meeting Canadian ownership requirements, meeting obligations regarding coverage and build-out, spending at least 2% of certain PCS and cellular revenues on research and development, annual reporting and resale to competitors. While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Initial licence fees and annual renewal fees are payable for licences that have not been obtained via spectrum auction.

Industry Canada has indicated its intention to rely increasingly on market-oriented prices for the charges associated with spectrum fees. In consultations related to the renewal of cellular and PCS spectrum licences and on the spectrum auction framework, Industry Canada announced that it would be consulting on the levels of annual fees for existing spectrum licences for cellular and PCS spectrum, whether obtained by spectrum auction or other licensing processes, when these licences come up for renewal in 2011 and 2013. There is no indication as to the type or level of such a renewal fee at this time. TELUS expects Industry Canada to consult on this renewal fee by mid 2010. There can be no assurance as to the future level of the renewal fee.

700 MHz spectrum: The U.S. had a spectrum auction for the 700 MHz spectrum in January 2008. There is speculation that Industry Canada may also initiate an auction consultation process for spectrum at 700 MHz. There is no guarantee that the Canadian government will not reserve spectrum for new entrants or that it will not adopt some open access provisions for some of this spectrum, as was done in the U.S.

800 MHz re-banding: In 2004, the U.S. Federal Communications Commission (FCC) released a Report and Order adopting a plan to resolve interference with public safety radio systems in the 800 MHz band. Sprint-Nextel’s iDEN system was identified as the primary contributor to this interference. The U.S. is planning to realign the band so that public safety systems would be relocated to the bottom of the 800 MHz band and Sprint-Nextel’s iDEN system would operate in the upper part of the band.

In Canada, the TELUS Mike (iDEN) network also uses this same frequency spectrum. Because each site for the Mike network is analyzed and licensed individually, TELUS and Industry Canada have been able to minimize the number of public safety interference issues to a few across the country versus more than 1,500 in the U.S.

However, TELUS has an existing special co-ordination procedure (SCP), endorsed by both Industry Canada and the FCC, wherein TELUS and Sprint-Nextel utilize each other’s channels within their respective iDEN networks at specific border areas across the country. These channels serve to increase the number of channels available to both networks to better serve the area. The re-alignment threatens the continued use of the channels specified in the SCP.

While discussions with both the Canadian and U.S. regulators indicate that TELUS should be able to continue to have access to a certain number of SCP channels in the border areas, until such time as the U.S. announces its final decision, there is no assurance that TELUS will be able to continue to use these channels.

Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act. Although TELUS believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS’ control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS’ subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS’ business could be materially adversely affected.

In June 2008, the Competition Policy Review Panel provided its final report to the Minister of Industry. The Panel made a number of recommendations to liberalize foreign ownership rules for the telecommunications and broadcasting sectors. TELUS anticipates that the chances for removal of foreign ownership restrictions under a minority government are low. However, on December 10, 2009, the Governor in Council (on behalf of the Federal Cabinet) issued Order in Council P.C. 2009-2008 in which it overturned an October 29, 2009 decision by the CRTC (Telecom Decision CRTC 2009-678) that found that wireless new entrant Globalive did not meet Canada’s foreign ownership laws due to the substantial capital backing of Egypt-based Orascom Telecom. Notwithstanding the Governor in Council’s claim that the decision was particular to facts of the Globalive case, it appears that a new precedent may have been set with respect to loosening foreign ownership restrictions in telecommunications, broadcasting and other sectors where the “control in fact” test has traditionally been applied. The Governor in Council’s decision creates the possibility of a double standard with respect to the application of the foreign ownership and control restrictions and may render these restrictions meaningless. Relaxation or elimination of foreign ownership restrictions increases the risk that new foreign-owned or financed telecommunications carriers will begin operating in Canada.

On January 8, 2010, Public Mobile Inc. filed an application for judicial review with the Federal Court seeking to overturn the Governor in Council’s December 10, 2009 decision declaring that Globalive is eligible to operate as a Canadian carrier.

Risk mitigation for regulatory matters: TELUS advocates a regulatory environment that relies, to the greatest extent possible, on market competition rather than regulatory intervention. TELUS believes this is in the best interest of customers. TELUS has also supported the relaxation of foreign ownership restrictions in the past, but believes that any such relaxation must be on an equal basis for all broadcasting and telecommunications companies, without an artificial and unfair advantage being handed to one company.

10.4 Human resources

Reliance on key personnel

The success of TELUS is largely dependent on the abilities and experience of its employees. Competition for highly skilled and entrepreneurial management, and other key employees, is intense in the communications industry. The loss of certain key employees — or deterioration in overall employee morale and engagement due to organizational changes, unresolved collective agreements or ongoing cost reduction — could have an adverse impact upon TELUS’ growth, business and profitability. In 2009, the measure of employee engagement decreased, due to factors such as staff reductions, base compensation for management being frozen at 2008 levels and lower performance bonuses resulting from underperformance relative to scorecard targets, as well as ongoing announced efficiency initiatives that include further domestic staff reductions in 2010. In addition, there is a near-term expected increase in retirement by team members from Canada’s post-Second World War baby boom generation and the changing competitive landscape given new entrants in the wireless services market.

The need to maintain operating margins and fund strategic growth initiatives in 2009, along with economic pressures and increased funding requirements for defined benefit pension plans, led to some difficult decisions. This included a greater emphasis on efficiency initiatives that reduced staff during 2009 and maintained base salaries and individual performance bonus target percentages at 2008 levels. To help contain expenses further, the Company and its employees continue to share cost increases associated with the 2009 and 2010 benefits program.

The reduced value of shares and equity portfolios may reduce the effectiveness of some current retention incentives. With the drop in TELUS’ share prices at the end of 2008, the eligibility for long-term incentive awards was made more stringent, with award values generally being lower.

Assuming the broad economic and competitive challenges continue, the employee retention risk is expected to remain elevated in 2010. TELUS aims to attract and retain key employees through both monetary and non-monetary approaches, striving to both protect and improve engagement levels. However, there can be no assurance that such approaches will be as successful as planned.

Risk mitigation: The compensation program at TELUS is designed to support its high-performance culture and is both market-driven and performance-based. This includes:

•      Employee performance bonuses based on individual contributions as well as a corporate component

•      Share options for eligible employees

•      Restricted stock units (RSUs) for eligible employees

•      TELUS Employee Share Purchase plan available to all domestic full-time and part-time employees.

Medium and long-term performance incentives (RSUs and share options) for certain key personnel generally have three-year vesting periods. Where required, TELUS also continues to implement targeted retention solutions for employees with talents that are scarce in the marketplace.

As well, a benefits program is offered that allows the tailoring of personal health, wellness, lifestyle and retirement choices to suit individual and family needs.

By striving to ensure TELUS’ compensation and benefits remain competitive, the Company seeks to maintain the ability to attract and retain key employees. With respect to ongoing program cost management, the Company hopes to manage engagement levels through direct and upfront communication to all employees as part of an overall business ownership culture.

TELUS will continue to focus on other non-monetary factors which have a clear alignment with engagement including:

•      Performance management

•      Career opportunities

•      Training and development

•      Recognition.

National collective bargaining in 2010

The collective agreement between TELUS and the Telecommunications Workers Union (TWU) will expire on November 19, 2010. The TWU contract applies to approximately 11,800 employees across Canada in TELUS’ wireline and wireless business segments. Negotiations to renew this collective bargaining agreement are expected to commence in the second half of 2010. Collective bargaining in the TELUS Québec region to renew the collective agreement with the Syndicat québécois des employés de TELUS (SQET) continues into 2010. The SQET agreement expired on December 31, 2009, and covers approximately 1,000 trades, clerical and operator services team members.

In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned or that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. As is prudent in any round of collective bargaining, any potential need to continue operations in response to work disruptions will be addressed through contingency planning and emergency operations plans.

10.5 Process risks

Systems and processes

TELUS has numerous complex systems and process change initiatives underway. For example, TELUS expects to make changes to several dozen systems and processes in order to accommodate the July 1, 2010 implementation of harmonized sales tax (HST) by the provinces of British Columbia and Ontario. HST standardizes and integrates the collection of formerly separate provincial sales taxes and the federal goods and services tax (GST). The HST regime is expected to reduce future costs to TELUS as a result of more consistent and streamlined sales tax rules, and the ability to claim additional sales tax credits on business inputs. However, not all of the harmonization rules have been determined, which, combined with a relatively short implementation timeframe, may result in interpretation issues and possible future reassessments that could increase costs. TELUS expects to dedicate significant resources to transitioning numerous systems and processes to accommodate the HST. There can be no assurance that the full complement of the Company’s various systems and process change initiatives will be successfully implemented, or that sufficiently skilled resources will be available to complete all key initiatives planned for 2010 and beyond. There is risk that certain projects may be deferred or cancelled, and the expected benefits of such projects may be deferred or unrealized.

Risk mitigation: In general, TELUS strives to ensure that system development priorities are selected in an optimal manner. TELUS’ project management approach includes extensive risk identification and contingency planning, scope and change control, and resource and quality management. The quality assurance of the solutions includes extensive functional, performance and revenue assurance testing, as well as capturing and utilizing lessons learned. In addition, TELUS often moves its business continuity planning and emergency management operations centre to a heightened state of readiness in advance of major systems conversions.

Large enterprise deals

TELUS’ operating efficiency and earnings may be negatively impacted by challenges with (or ineffective) implementation of large enterprise deals, which may be characterized by service credits lowering revenues, significant upfront expenses and capital expenditures, and a need to anticipate, understand and respond to complex and multi-faceted enterprise customer-specific requirements and stakeholders. There can be no assurance that service implementation will proceed as planned and expected efficiencies will be achieved, which may impact return on investment or desired margins to be realized. The Company may also be constrained by available staff, system resources and co-operation of existing service providers, which may limit the number of large contracts that can be implemented concurrently in a given period and/or increase the cost to TELUS related to such implementations.

Risk mitigation: In 2009, TELUS implemented internal reorganizations, including the consolidation of three enabling units into two integrated teams: Technology Strategy and Business Transformation and Technology Operations, as well as the consolidation of certain customer-facing business units. The expected benefits include streamlined operations, more effective deployment of technologies and supporting systems, cost efficiencies, improved customer service, and better capability to implement large enterprise deals. TELUS follows industry standard practices for rigorous project management, including executive (senior) level governance and project oversight; appropriate project resources, tools and supporting processes; and proactive project-specific risk assessments and risk mitigation planning. TELUS also conducts independent project reviews and internal audits to help monitor progress and identify areas that may require additional focus, and to identify systemic issues and learnings in project implementations which may be shared among projects. In 2010, TELUS intends to focus on the successful implementation of recent large enterprise contract wins. In addition, the Company plans to be increasingly selective as to which new large contracts it will bid on and to increase its focus on SMB market.

Reorganizations

Arising from its operating efficiency program, the Company carries out a number of operational consolidation, rationalization and integration initiatives each year. For 2009 initiatives, see Section 2.2 Strategic imperatives — Investing in internal capabilities. The initiatives are aimed at improving the Company’s operating productivity and competitiveness. There can be no assurance that all planned efficiency initiatives will be completed, or that such initiatives will provide the expected benefits, or will not have a negative impact on operating performance, employee engagement, financial results and customer service.

Risk mitigation: TELUS focuses on and manages organizational changes through a formalized business transformation function by leveraging the expertise, key learnings and best practices gained from mergers, business integrations and efficiency-related reorganizations in recent years.

Foreign operations

TELUS International operations expanded in 2009 through an investment in contact centre operations in Central America, as well as the opening of a Company-owned contact centre in Clark County, Nevada. These developments add critical capacity for TELUS International’s growing business, while meeting client demands for English- and Spanish-language support and geographic diversity.

The increase of resources in TELUS’ international operations presents unique risks, including country-specific risks (such as different political, legal and regulatory regimes and cultural values), lack of diversity in geographical locations, concentration of customers, different taxation regimes, infrastructure and security challenges, different exposure to and frequency of natural disasters, and the requirement for system processes that work across multiple time zones, cultures and countries. There can be no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining the different management and cultures, which could result in a negative impact on operating and financial results.

Risk mitigation: TELUS’ strategy is to improve the diversity and geographic distribution of its operations, customers and conduct of business process outsourcing activities. The continued expansion of international operations, as noted above, provides TELUS with more geographic diversity, spreads political risk among the foreign jurisdictions, and provides the Company an ability to serve customers in multiple languages and in multiple time zones. TELUS has also implemented a currency hedging program to reduce certain foreign currency exposures. In addition, the Company continues to work with its international operations to extend operational best practices, to integrate and align international and domestic Canadian operations, as appropriate, and to ensure that internal controls are implemented, tested, monitored and maintained.

Integration of acquisitions

Post-merger and post-acquisition activities, such as those that followed the acquisition of Black’s Photo Corporation in 2009 and Emergis in 2008, include the review and alignment of accounting policies, employee transfers and moves, information systems integration, optimization of service offerings and establishment of control over new operations. Such activities may not be conducted efficiently and effectively, negatively impacting service levels, competitive position and expected financial results.

Risk mitigation: TELUS has a team that performs a post-merger integration (PMI) function. The PMI team applies an integration model, based on learnings from numerous previous post-acquisition integrations, which enhances and accelerates the standardization of TELUS’ business processes and strives to preserve the unique qualities of acquired operations. PMI begins with strategic, pre-closing analysis and planning, and continues after closing with the execution of a plan. Initial plans are re-evaluated and assessed regularly, based on timely feedback received from the integration teams.

Data protection

Some of the Company’s efficiency initiatives rely on internal offshoring to TELUS International’s operations and leveraging partners domestically and abroad. Offshore and partner relationships necessitate sharing TELUS data. Such activities could lead to data being lost, compromised or accessed by third parties potentially for inappropriate use, negatively impacting the Company’s competitive position, financial results and brand.

Risk mitigation: A core component of TELUS’ strategy is for the data to always reside in TELUS facilities in Canada and deploy infrastructure to support partner connectivity to TELUS systems. TELUS International and partners are provided with remote views of the data without it being stored on local systems.

Another core component is payment card industry (PCI) compliance, a rigorous set of standards leveraging the latest security technology, such as encryption, to ensure the protection of customer credit card information. These capabilities are being introduced and implemented by TELUS and TELUS International in accordance with the ongoing PCI certification program.

10.6 Financing and debt requirements

TELUS’ business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in the capital markets, increased bank capitalization regulations, reduced lending in general, or a reduced number of active Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available, or increase the cost of such capital, for investment grade corporate credits such as TELUS.

Risk mitigation: TELUS may finance future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank credit facility, use of securitized accounts receivable, use of commercial paper or the issuance of debt or equity securities. On September 3, 2009 TELUS renewed its shelf prospectus pursuant to which it could offer $4 billion of debt and equity. The Company subsequently issued $1 billion of debt under this prospectus and used the proceeds primarily for a partial, early redemption of Notes maturing June 2011. TELUS believes its adherence to its stated financial policies and resulting investment grade credit ratings, coupled with its efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

The Company had unutilized credit facilities of more than $1.7 billion at December 31, 2009. These facilities include a $2 billion credit facility ($1.4 billion available) that expires on May 1, 2012, a $300 million credit facility that expires on December 31, 2010. These facilities allow the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity.

As described in Section 7.6 Accounts receivable sale, in May 2009 TELUS Communications Inc. (TCI) extended to May 2012 an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. At December 31, 2009, TCI had received aggregate cash proceeds of $500 million. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd — currently A (low) — failing which, the Company may be required to wind down the program prior to the May 2012 termination date of the agreement.

Ability to refinance maturing debt

TELUS operates a commercial paper program (maximum of $1.2 billion) that permits access to low-cost funding. At December 31, 2009, TELUS had $467 million of commercial paper issued, which must be refinanced on an ongoing basis to enable the cost savings relative to borrowing on the 2012 credit facility to be realized. Capital market conditions may prohibit the rolling of commercial paper at low rates.

Risk mitigation: The Company’s commercial paper program is fully backstopped by the 2012 credit facility. TELUS may refinance amounts drawn on its credit facilities with longer-term maturities. In May 2009, the Company successfully closed an offering of 4.95% Notes due May 2014, for $700 million. The net proceeds of the offering were used for corporate purposes, including repayment of amounts outstanding under the 2012 credit facility and outstanding commercial paper. In December 2009, TELUS issued $1 billion of 5.05% Notes due December 4, 2019. The net proceeds of the sale of the Notes were used to fund the redemption on December 31, 2009 of 30% or U.S.$583.5 million principal amount of the outstanding U.S.$1.945 billion 8% Notes due June 1, 2011, and for payments required to terminate cross currency interest rate swaps associated with the notes redeemed. At December 31, 2009, TELUS had no significant amounts of long-term debt maturing until the remaining U.S.$1.35 billion of 8% Notes due in 2011. TELUS may pre-fund or refinance an additional portion of these 8% Notes prior to maturity.

A reduction in TELUS credit ratings could impact TELUS’ cost of capital and access to capital

The Company’s cost of capital could increase and access to capital might be affected by a reduction in the credit ratings of TELUS and/or TCI. There can be no assurance that TELUS can maintain or improve current credit ratings.

Risk mitigation: TELUS seeks to achieve, over time, debt credit ratings in the range of BBB+ to A-, or equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target with a stable outlook. TELUS has financial policies in place that were established to help maintain or improve existing credit ratings. (See Section 7.4 Liquidity and capital resource measures.) TELUS’ credit ratings were confirmed in 2009 by the four credit rating agencies that cover the Company.

Lower than expected free cash flow could constrain ability to invest in operations or reduce debt

TELUS expects to generate free cash flow in 2010, which would be available to, among other things, pay dividends to the Company’s shareholders. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth. As described in Section 1.5, payment of net cash income taxes and funding of defined benefit pension plans in the future will reduce the after-tax cash flow otherwise available to return capital to the Company’s shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to pay dividends according to the target payout guideline.

Risk mitigation: The TELUS Board reviews the dividend each quarter, based on a number of factors including a target dividend payout ratio guideline of 45 to 55% of sustainable net earnings. This review resulted in TELUS maintaining the quarterly dividend at $0.475 per share for 2010. Based on the beginning-of-year level of quarterly dividend and shares outstanding, dividend payments would total approximately $600 million in 2010. Effective December 1, 2009, TELUS changed its dividend reinvestment program to issue shares from treasury at a 3% discount from the average market price. Participation in this program would effectively reduce the cash dividend payment estimate.

The Company’s financial instruments and the nature of credit risks, liquidity risks and market risks that they may be subject to are described in Financial instruments in Section 7.8.

10.7 Tax matters

Income and commodity tax amounts, including tax expense, may be materially different than expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation that pertain to TELUS’ activities are subject to continual change. The Company collects and pays significant amounts of commodity taxes, such as provincial sales taxes and federal goods and services taxes, to various taxation authorities. The Company also accrues and pays significant amounts of income taxes and has significant future income tax liabilities and income tax expense. Income tax amounts are based on TELUS management’s estimates, using accounting principles that recognize the benefit of income tax positions that are more likely than not of being sustained upon examination on an issue-by-issue basis. The benefit is measured at the largest amount with greater than 50% probability of being realized. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realization of such amounts, can materially affect the determination of net income or cash flows. As noted in Section 1.5 Financial and operating targets for 2010, TELUS currently expects to make cash income tax payments, net of recoveries, of approximately $385 to $425 million. The 2010 blended statutory income tax rate is expected to be 28.5 to 29.5%. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization or realization of future income tax accounts is uncertain, as it is dependent on future earnings of TELUS and other events. The amounts of future income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates in effect at the time, which can be changed by governments. The amounts of cash tax payments and future income tax liabilities are also based upon the Company’s anticipated mix of revenues among the jurisdictions in which it operates, which is also subject to change.

The audit and review activities of the Canada Revenue Agency and other jurisdictions’ tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, future income tax liabilities and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or the amount and timing of receipt or use of the tax-related assets will be as currently expected. Management’s experience indicates the taxation authorities are more aggressively pursuing perceived tax issues and have increased the resources they put to these efforts. The recent economic recession has only served to exacerbate such aggressive practices.

In order to provide comprehensive solutions to primarily Canadian-based customers operating in foreign jurisdictions, the Company has entered into further arrangements for the supply of services in such foreign jurisdictions, thus exposing itself to multiple forms of taxation.

In 2008, the Company continued to further expand its activities into the United States and other foreign jurisdictions including the United Kingdom, Philippines, Panama, Guatemala, El Salvador and Barbados. In 2009, as part of its operational efficiency program, the Company increased its offshoring of certain business processes to the Philippines and India. In the U.S., federal, state and local jurisdictions have created varying complex regimes for income, revenue, sales and use, and property taxes. The number and variation of such regimes in the U.S. jurisdictions where the Company has transactions causes additional financial risk to the Company. Generally, each foreign jurisdiction has its own taxation peculiarities in the forms of taxation imposed (such as value-added tax, gross receipts tax or income tax) and its own legislation and tax treaties with Canada, as well as currency and language differences. Notwithstanding the usual differences, the telecommunications industry has unique issues that lead to uncertainty in the application or division of tax between domestic and foreign jurisdictions. Accordingly, TELUS’ foreign expansion activities have increased the Company’s exposure to tax risks, from both financial and reputation perspectives.

Risk mitigation: The Company maintains an internal Taxation department composed of professionals who are trained and educated in taxation administration and who maintain an up-to-date knowledge base of new developments in the underlying Canadian law, its interpretations and jurisprudence. Some knowledge of U.S. and other foreign tax laws has been acquired and is also being developed to facilitate communication with foreign external advisors, as well as to enable assessment of foreign tax issues and risks. This team is also responsible for the specialized accounting required for income taxes, and accordingly, this group is charged with maintaining state-of-the-art knowledge of tax accounting developments and the implementation of such relevant measures as are required from time to time.

The transactions of the Company are under continual review by the Company’s Taxation department whereby transactions of an unusual or non-recurring nature, in particular, are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to and reassessed by tax counsel as a check to initial exposure assessment. As a matter of regular practice, large and international transactions are reviewed by external tax counsel, while other third-party advisors may also be engaged to express their view as to the potential for tax exigibility. At the end of 2009, the Company is in the process of completing phase one of three of its enterprise-wide program to review its existing international structure, systems and processes and to develop a future mode of operation that will mitigate its regulatory, legal and tax risks as it continues its international expansion. In addition, during 2009, the Company successfully launched its U.S. automated regulatory and tax billing system for certain standard products and services. Additionally in 2009, the Company’s Taxation department has added internal resources with international income and indirect tax experience and expertise to provide tax advice on and coordination with the Company’s international sales, procurement, outsourcing and offshoring contracts and investments.

The Company engages external counsel and advisors as appropriate to provide advice and to comply with tax laws in the jurisdictions outside of Canada in which it has operations of any significance. The advice and returns provided by such advisors and counsel are reviewed for reasonableness by TELUS’ Taxation team.

10.8 Health, safety and environment

Team member health, wellness and safety

Lost work time, resulting from the illness or injury of TELUS team members, can negatively impact organizational productivity and employee benefit healthcare costs.

Risk mitigation: To minimize absences in the workplace, TELUS supports a holistic and proactive approach to team member health by providing comprehensive wellness, disability, ergonomic and employee assistance programs. To promote safe work practices, the Company has long-standing training and orientation programs for team members, contractors and suppliers who access TELUS facilities. However, there can be no assurance that these health and safety programs and practices will be effective in all situations.

Radio frequency emission concerns

Some studies and various media reports have asserted that radio frequency emissions from wireless handsets may be linked to certain adverse health effects. There can be no assurance that future health studies, government regulations or public concerns about the health effects of radio frequency emissions will not have an adverse effect on the business and prospects for TELUS. For example, public concerns could reduce subscriber growth and usage, and increase costs as a result of modifying handsets, relocating wireless towers, and addressing incremental legal requirements and product liability lawsuits. TELUS continues to monitor developments in this area.

Risk mitigation: Evidence in the scientific community, as determined and published in numerous studies worldwide, supports the conclusion that there is no demonstrated public health risk associated with the use of wireless phones. These include a study published in the Journal of the National Cancer Institute in 2006, involving 420,000 cell phone users in Denmark. This study found that cell phone users are no more likely than anyone else to suffer a range of cancer types. Government agencies in Canada responsible for establishing safe limits for signal levels of radio devices also support the conclusion that wireless telephones are not a health risk. TELUS believes that the handsets it sells comply with all applicable Canadian and U.S. government safety standards.

Responsible driving

Research has shown an increase in distraction levels for drivers using wireless devices while operating vehicles. Canadian provinces of B.C., Manitoba (proclamation expected in 2010), Ontario, Quebec, Nova Scotia, and Newfoundland and Labrador have banned the use of handheld mobile phones while driving, but do permit the use of hands-free devices. Alberta and Saskatchewan are also considering legislation that would include a ban on the use of handheld devices while driving. In addition, the Alliance of Automobile Manufacturers, a trade association of 11 companies, announced its support for banning text messaging using a handheld device or calling using a handheld device while driving a vehicle. There can be no assurance that additional laws against using mobile phones or hands-free devices while driving will not be passed and that, if passed, such laws will not have a negative effect on subscriber growth rates, usage levels or wireless revenues.

Risk mitigation: TELUS promotes responsible driving and recommends that driving safely should be every wireless customer’s first responsibility. The Company provides and sells hands-free devices in its retail channels.

Concerns related to contaminated property and the associated risk to human health or wildlife

To conduct business operations, TELUS owns or leases a large number of properties. The presence of fuel systems for back-up power generation enables the provision of reliable service, but also poses an environmental risk for the Company. Spills or releases of fuel from these systems have occurred occasionally, with the maximum cost incurred at any site to date rarely exceeding $1 million. In the telecommunications industry, small volumes of hazardous chemicals are commonly used at many sites. As well, certain hazardous materials are found at some locations. Based on the volume and the nature of some of the specific chemicals handled, there is a risk posed to the Company, its directors and its officers by the liability related to potential spills and releases of hazardous chemicals into the environment. A significant portion of this risk is associated with the clean-up of sites contaminated by historic TELUS practices or by previous owners. There were no significant changes to TELUS’ environmental risks during 2009. Although TELUS takes proactive measures to identify and mitigate environmental exposures and employs an environmental management system (EMS) based on ISO14001:2004, there can be no assurance that specific environmental incidents will not impact TELUS operations in the future.

Risk mitigation: While TELUS’ environmental risks are considered immaterial to the Company’s financial results, they are important from a corporate social responsibility perspective, which TELUS takes seriously. Poor environmental performance or ineffective risk mitigation could have negative legal, brand or community relations impacts. The Company’s EMS is designed to proactively identify and prioritize these risks. The specific risk posed by fuel systems is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. Further detailed assessment of environmental risks and mitigation activities can be found in the TELUS corporate social responsibility report at telus.com/csr.

Concerns related to climate change

TELUS recognizes and supports the general view of the worldwide scientific community that anthropogenic sources of carbon dioxide (CO2) and other greenhouse gases (GHGs) are accelerating the rate of global climate change. If left unchecked, the continued increase in global GHG production may have far-reaching implications in terms of sea level rise, drought, flooding, propagation of disease, pestilence, increased frequency of severe weather events and many other potential effects. These changing circumstances could lead to increased threats to network infrastructure that may negatively impact the ability to provide telecommunications services. It may also lead to increased insurance premiums that directly increase the cost of delivering service.

TELUS’ current estimate for its annual North American CO2 emissions is 320,000 tonnes with the final externally reviewed figure to be published in the Company’s 2009 corporate social responsibility report. The majority of emissions are indirect, related to the consumption of electricity in the Company’s networks and real estate. Direct emissions include those from TELUS’ vehicle fleet and generators, while other emissions include those associated with employee air travel.

Risk mitigation: While the Company’s CO2 and GHG emissions are not considered significant on an industrial scale, TELUS recognizes its responsibility to identify and act upon efficiency opportunities in its business that will minimize its contribution to climate change. Measures being implemented to address this include: mandating that all new real estate construction incorporate the principles of leadership in energy efficiency and design (LEED); optimizing real estate space; promoting alternative work styles such as teleworking; adopting server virtualization technology where multiple virtual operating systems can run on one physical server; reducing employee travel; increasing use of conventional and enhanced tele/video conferencing; replacing older fleet vehicles with new, more fuel-efficient models; and investing in renewable energy. Further detailed assessment of climate change risks and TELUS’ strategy can be found in the TELUS corporate social responsibility report at telus.com/csr.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given the size of TELUS, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against the Company and its subsidiaries. TELUS cannot predict with any certainty the outcome of such actions and as such, there can be no assurance that results will not be negatively impacted.

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan

The Company has disclosed in prior years the existence of two lawsuits, commenced in Alberta in 2001 and 2002 respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union (TWU), and suing allegedly on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan, respectively. The TELUS Corporation Pension Plan related action claimed damages in the sum of $445 million, while the TELUS Edmonton Pension Plan related action claimed damages in the sum of $15.5 million. After a number of years of inactivity, both lawsuits were discontinued by the respective plaintiffs on a without costs basis as at November 16, 2009. However, there is no guarantee that these or other plaintiffs would not attempt to commence similar actions or assert similar or related allegations against the Company in the future.

Certified class action

A class action was brought in 2004 under class action legislation in Saskatchewan against a number of past and present wireless service providers including the Company. The claim alleges that each of the carrier defendants is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings were commenced in other provinces. A national class was certified on September 17, 2007 by the Saskatchewan Court of Queen’s Bench. On February 20, 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two recent decisions of the Supreme Court of Canada. The Company has applied for leave to appeal the 2007 certification decision. Certification is a procedural step. If the Company is unsuccessful on appeal of the certification decision, the plaintiff would still be required to prove the merits of the claim.

A new class action making substantially the same allegations was brought in 2009 in Saskatchewan. The Company believes this was done in an attempt to take advantage of the expanded scope in class action legislation since 2004. The new class action has been stayed by the court upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance.

Risk mitigation: The Company believes that it has good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

Uncertified class actions

TELUS and certain subsidiaries are defendants in a number of uncertified class actions. The Company has observed an increased willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons. A successful class action lawsuit, by its nature, could result in a sizable damage award that negatively affects a defendant’s results.

Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 911 charges to the public and have been deceitfully passing it off as government charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims, but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Risk mitigation: The Company is vigorously defending certification of these actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that if the Company were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims. In addition, the Company believes that it has put in place reasonable policies, processes and awareness designed to enable compliance with legal obligations and reduce exposure to legal claims.

Civil liability in the secondary market

Like other Canadian public companies, TELUS is subject to civil liability for misrepresentations in written disclosure and oral statements, and liability for fraud and market manipulation. Legislation creating liability was first introduced in Ontario in 2005. Since then, other provinces and territories have adopted similar legislation.

The legislation creates a right of action for damages against TELUS, its directors and certain of its officers in the event that TELUS or a person with actual, implied or apparent authority to act or speak on behalf of TELUS releases a document or makes a public oral statement that contains a misrepresentation or TELUS fails to make timely disclosure of a material change.

The legislation permits action to be taken by any person or company that acquires or disposes of TELUS securities in the secondary market during the period of time that the misrepresentation remains uncorrected in the public or, in the case of an omission, until such time as the material change has been disclosed. It is not necessary for the person or company to establish that they relied on the misrepresentation in making the acquisition or disposition.

Risk mitigation: When the legislation was first introduced, TELUS conducted a review of its disclosure practices and procedures and the extent to which they are documented. As part of that review, TELUS consulted external advisors. This review indicated that TELUS has well-documented and fulsome processes in place, including a corporate disclosure policy that restricts spokespersons to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, outlines the communication approach to issues, and has a disclosure committee to review and determine disclosure of material information. TELUS monitors legal developments and re-evaluates annually its disclosure practices and procedures, including in 2009, and believes that they continue to be appropriate and prudent and that its risk exposure is reasonable and has not changed significantly over the past 12 months. However, there can be no assurance that TELUS’ processes will be followed by all team members at all times.

Legal and regulatory compliance

TELUS relies on its employees, officers, Board of Directors, key suppliers and partners to demonstrate reasonable legal and ethical standards. Situations might occur where individuals do not adhere to TELUS policies or contractual obligations, or where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner that is not fully compliant with legislation or contractual obligations, thereby exposing TELUS to the possibility of damages, sanctions and fines, or negatively affecting financial or operating results and TELUS’ reputation. In the case of TELUS Health Solutions, personal information includes highly sensitive health information of individuals who are TELUS customers or their end customers. In 2009, the Company continued to expand its activities into the United States and other foreign jurisdictions. Its subsidiaries that operate in foreign jurisdictions are required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the legal and tax exposures the Company faces.

Risk mitigation: Although management cannot predict outcomes with certainty, management believes it has reasonable policies, controls and processes, and awareness in place for proper compliance and that these programs are having a positive effect on reducing risks. Since 2002, TELUS has instituted for its employees, officers and directors an ethics policy and in 2003, established a toll-free Ethics Line for anonymous reporting by anyone who has issues or complaints. Since 2003, TELUS has had a designated compliance officer, whose role is to work across the enterprise to ensure that the business has the appropriate controls and measurements in place to facilitate legal and regulatory compliance, including compliance under privacy legislation. For example, as a proactive measure on privacy compliance, TELUS places a control in the project development stage of major projects by requiring a privacy impact assessment to be performed for all major projects involving the use of customer or team member personal information.

In 2009, and in response to the Company’s expansion of its activities into the United States and other foreign jurisdictions, the Company continued to enhance and further test and implement major billing and financial reporting system upgrades to accommodate present and future cross-border service requirements. Also in 2009, the Company advanced a program to support TELUS’ business plans for limited expansion and service extension into additional foreign jurisdictions. In the first phase of this program, TELUS completed its assessment of the Company’s business processes and gating controls that strive to ensure that all foreign expansion initiatives receive appropriate review by regulatory, legal and taxation advisors. Such reviews support ongoing compliance with domestic and foreign regulatory, legal and taxation requirements. Also in the first phase of this program, TELUS neared completion of design proposals for a mode of operation, including system designs, to support compliance with foreign regulatory, legal and taxation reporting and filing requirements as well as future business requirements.

The compliance officer reports jointly to the Audit Committee and the Senior Vice-President and Chief General Counsel. This dual reporting provides direct line-of-sight reporting to the Audit Committee to address identified risks. In addition, legal counsels qualified in the relevant foreign jurisdictions are engaged by TELUS’ subsidiaries to provide legal advice as appropriate.

Defects in software and failures in data and transaction processing

TELUS Health Solutions and TELUS Finance Solutions provide to their customers certain applications and managed services that involve the processing and storing of data, including highly sensitive personal health data, and the transfer of large funds. Software defects or failures in data or transaction processing could lead to substantial damage claims. For instance, a defect in a TELUS Health Solutions application could lead to personal injury, while a failure in transaction processing could result in the transfer of funds to the wrong recipient.

Risk Mitigation: Management believes that it has put in place reasonable policies, controls, processes (such as quality assurance programs in software development procedures), contractual arrangements (such as disclaimers, indemnities and limitations of liability), as well as insurance coverage to reduce exposure to legal claims.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may incent intellectual property rights holders to more aggressively pursue infringement claims.

Given the vast array of technologies and systems used by TELUS and its affiliates to deliver their products and services, and with the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, TELUS and its affiliates receive from time to time communications, ranging from solicitations to demands and legal actions, from third parties claiming ownership rights over intellectual property used by TELUS and its affiliates and asking them to pay a settlement or licensing fees for the continued use of such intellectual property. There can be no assurance that TELUS and its affiliates will not be faced with significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced for the primary purpose of extracting a settlement. TELUS and its affiliates may incur significant costs in defending infringement claims, and may suffer significant damages and lose the right to use technologies that are essential to their operations should any infringement claim prove successful. As a developer of technology, TELUS Health Solutions and TELUS Finance Solutions depend on their ability to protect the proprietary aspects of their technology. The failure to do so adequately could materially affect their business. However, policing unauthorized use of TELUS’ intellectual property may be difficult and costly.

Risk mitigation: While TELUS and its affiliates incorporate many technologies into their products and services, other than TELUS Health Solutions and TELUS Finance Solutions, they are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is the practice of TELUS and its affiliates to seek and obtain contractual protections consistent with industry practices, to help mitigate the risks of intellectual property infringements. It is the practice of TELUS Health Solutions and TELUS Finance Solutions to vigorously protect their intellectual property rights through litigation and other means.

10.10 Human-caused and natural threats

Concerns about natural disasters and intentional threats to TELUS’ infrastructure, and its Canadian and international business operations

TELUS is a key provider of critical communications infrastructure in Canada and has certain supporting business functions located in several other countries (including the Philippines). The Company’s network, information technology, physical assets, team members and business results may be materially impacted by exogenous threats, including:

•      Natural disasters, seismic and severe weather-related events such as ice, snow and wind storms, flooding, wildfires, typhoons/hurricanes, tornadoes and tsunamis

•      Intentional threats such as sabotage, terrorism, labour disputes, and political and civil unrest

•      Dependence on the provision of service to the Company by other infrastructure providers (e.g. power)

•      Public health threats such as pandemics.

The Company recognizes that global climate change may exacerbate certain of these threats, including the frequency and severity of weather-related events.

Risk mitigation: TELUS has an extensive ongoing enterprise-wide business continuity program (BCP) with resources dedicated to design, exercise, maintain, execute and monitor business continuity/disaster recovery policies, plans and processes that address a range of scenarios. This approach is focused on supporting TELUS’ continued ability to serve customers, protect corporate assets, and strive to ensure employee protection and safety by instituting resiliency planning in the Company’s day-to-day business operations. In regard to internationally situated business support and outsourcing functions, TELUS has acquired and/or announced expansion of these activities in additional countries in different geographic regions to mitigate the risk of locating these functions in one country. The TELUS BCP program was extended to include the Philippines, India, Nevada, U.S.A., and three Central American and Caribbean countries.

TELUS has had a pandemic plan in place for more than five years. In 2009, pandemic plans were audited, exercised and updated to address the threat and to accommodate key lessons from the H1N1 influenza. In addition, TELUS continues to sustain ongoing risk mitigations in regards to seismic upgrades, fire protection, flood prevention and power provisioning. Although TELUS has business continuity planning processes, there can be no assurance that specific events or a combination of events will not materially impact TELUS operations and results.

Security — Electronic attack

Electronic attacks are intentional acts to gain unauthorized access to TELUS information or to prevent legitimate users from gaining access. Such attacks may use a range of techniques, from social engineering (non-technical intrusion relying heavily on human interaction and trickery to break normal security procedures) to the use of sophisticated software/hardware.

Risk mitigation: Using a layered security approach, TELUS has implemented a number of proactive, reactive and containment processes and systems to safeguard its IT infrastructure, information repositories and information distribution. Security policies and procedures are in place to govern the duties of those responsible for information confidentiality and integrity. Intrusion detection systems, access controls and incident response procedures are in place to provide continuous monitoring of TELUS’ IT infrastructure.

Security — Vandalism and theft

TELUS has a number of publicly situated physical assets that are subject to vandalism and/or theft, including public payphones, copper cable, and network and telephone switch centres.

Risk mitigation: The Company has implemented an array of physical and electronic barriers, controls and monitoring systems to protect its assets, considering such factors as asset importance, exposure risks and potential costs incurred should a particular asset be damaged or stolen. As an additional level of risk management, TELUS has a corporate security group that continually investigates and evaluates the risks and, in co-operation with law enforcement and other external agencies, adjusts its protection to meet changing risks.

Although TELUS has IT and network security planning processes and thorough physical asset security planning processes, there can be no assurance that specific events will not materially impact TELUS operations and results.

10.11 Economic growth and fluctuations

The Canadian economy moved into positive economic growth territory during the third quarter of 2009, ending the recession that began in the fourth quarter of 2008. Unemployment levels rose to approximately 8.6% in the fourth quarter of 2009, up from 6.4% one year earlier, and it is expected that improvement in unemployment levels will lag the economic recovery. The Bank of Canada’s January 2010 Monetary Report stated the economy is expected to grow by 2.9% in 2010 and 3.5% in 2011, after contracting by an estimated 2.5% in 2009. Persistent strength in the Canadian dollar and a low level of absolute demand in the U.S. continue to act as significant drags on the Canadian economy.

With recent strength in the Canadian natural resource sector and growth in Asia, growth in Alberta and British Columbia may be slightly stronger than in Central Canada. However, significant concerns remain around unemployment rates and new household formation, the timing and impact of reduced government spending and the impact of expected increases in interest rates from the Bank of Canada later in 2010.

Resumption of an economic recession may adversely impact TELUS

An extended economic downturn may cause residential and business telecommunications customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. Significant economic downturns or recessions could adversely impact TELUS’ profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow.

Risk mitigation: The Company cannot completely mitigate economic risks. TELUS continues to focus on five key vertical markets of the public sector, healthcare, financial services, energy and telecom wholesale. The public sector, healthcare and financial services vertical markets are generally expected to be less exposed to economic cycles. TELUS continues to pursue cost reduction and efficiency initiatives. The Company expects its 2010 capital expenditures to be 19% lower than in 2009, which included significant investments in wireless and wireline broadband. If necessary, the Company could consider additional cost and efficiency initiatives and lower capital expenditure levels in future years.

Pension funding

Economic and capital market fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS’ pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences.

Risk mitigation: TELUS seeks to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. At December 31, 2009, aggregate defined benefit pension plan assets represented 99% of accrued benefit obligations. Pension expense and funding for 2010 have been largely determined by the rates of return on the plans’ assets for 2009 and interest rates at year-end 2009, with revisions to expected funding based on recent actuarial reports. As at December 31, 2009, the Company’s best estimate for defined benefit pension plans expense in 2010 was $28 million, as compared to $18 million in 2009, and the Company’s best estimate of cash contributions to its defined benefit pension plans in 2010 was $143 million ($179 million in 2009).

11. Definitions and reconciliations

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. (See Section 11.4 — EBITDA excluding restructuring costs.)

EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. Management’s definition is a top-down calculation.

EBITDA (management’s definition)	Years ended December 31
($ millions)	2009	2008
Operating revenues	9,606	9,653
Deduct:
Operations expense	5,925	5,815
Restructuring costs	190	59
	3,491	3,779

Management believes EBITDA assists investors in comparing a company’s operating performance on a consistent basis, before taking into account financing decisions and before depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors are cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The CICA has defined standardized EBITDA in Improved Communications with Non-GAAP Financial Measures to foster comparability of non-GAAP measures between entities. Similar to management’s definition of EBITDA, standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes. The following reconciles management’s definition of EBITDA with Net income and standardized EBITDA.

EBITDA reconciliation	Years ended December 31
($ millions)	2009	2008
Net income	1,002	1,131
Financing costs	532	463
Income taxes	203	436
Depreciation	1,341	1,384
Amortization of intangible assets	381	329
Standardized EBITDA (CICA guideline)	3,459	3,743
Other expense (income)	32	36
EBITDA (management’s definition)	3,491	3,779

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Years ended December 31
($ millions)	2009	2008
EBITDA	3,491	3,779
Capital expenditures	(2,103)	(1,859)
EBITDA less capital expenditures	1,388	1,920
Payment for AWS spectrum licences	—	(882)
EBITDA less total capital expenditures	1,388	1,038

11.2 Free cash flow

TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow can be used to gauge TELUS’ performance over time. Investors are cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies, and differs from standardized free cash flow defined by the CICA. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following shows management’s calculation of free cash flow.

Free cash flow calculation	Years ended December 31
($ millions)	2009	2008
EBITDA (management’s definition)	3,491	3,779
Share-based compensation	(8)	5
Net employee defined benefit plans expense (recovery)	20	(102)
Employer contributions to employee defined benefit plans	(180)	(104)
Restructuring costs net of cash payments	84	16
Donations and securitization fees included in Other expense	(25)	(30)
Cash interest paid	(567)	(457)
Cash interest received	54	3
Income taxes refunded (paid), and other	(266)	(8)
Capital expenditures	(2,103)	(1,859)
Payment for AWS spectrum licences	—	(882)
Free cash flow (management’s definition)	500	361

The CICA defined standardized free cash flow in Improved Communications with Non-GAAP Financial Measures to foster comparability of non-GAAP measures between entities. Standardized free cash flow is an indication of the entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation	Years ended December 31
($ millions)	2009	2008
Cash provided by operating activities	2,904	2,819
Deductions:
Capital expenditures	(2,103)	(1,859)
Payment for AWS spectrum licences	—	(882)
Stipulated dividends	n/a	n/a
Proceeds from disposition of capital assets	—	—
Standardized free cash flow (CICA guideline)	801	78
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	(8)	—
Reduction (increase) in securitized accounts receivable	(200)	200
Non-cash working capital changes except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable	(93)	83
Proceeds from disposition of capital assets	—	—
Free cash flow (management’s definition)	500	361

n/a – not applicable

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definitions of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of sustainable net earnings: For actual earnings, the measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share, as reported on the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings. The dividend payout ratio on an actual basis, excluding income tax-related adjustments and ongoing impacts of a net-cash settlement feature introduced in 2007, is considered more representative of a sustainable calculation.

EBITDA — excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $190 million and $59 million, respectively, for the years ended December 31, 2009 and 2008.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt (earnings coverage) is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt. Interest expense on long-term debt includes losses on redemption of long-term debt. The calculation is based on total long-term debt, including long-term debt due within one year.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at December 31
($ millions)	2009	2008
Long-term debt including current portion	6,172	6,352
Debt issuance costs netted against long-term debt	30	28
Derivative liability	721	778
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(70)	(168)
Cash and temporary investments	(41)	(4)
Proceeds from securitized accounts receivable	500	300
Net debt	7,312	7,286

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S.$1,348 million debenture, as at December 31, 2009 (U.S.$1,925 million at December 31, 2008) that matures June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar debt and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA — excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the years ended December 31, 2009 and 2008 are equivalent to Financing costs reported for those periods.

Total capitalization — book value is calculated as Net debt plus Owners’ equity, excluding accumulated other comprehensive income or loss:

	As at December 31
($ millions)	2009	2008
Net debt	7,312	7,286
Owners’ equity
Common Share and Non-Voting Share equity	7,554	7,085
Add back Accumulated other comprehensive loss	72	130
Non-controlling interests	21	23
Total capitalization – book value	14,959	14,524